Form 10-K, Exhibit 13
period 1996-03-31
HARDIN BANCORP INC
filed 1996-06-27
CIK 947220

                                                                      Exhibit 13

                               TABLE OF CONTENTS



                                                                          Page
President's Message . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

General Information . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

Selected Consolidated Financial and Other Data of the Company . . . . . . .  3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . .  5

Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . 18

Stockholder Information . . . . . . . . . . . . . . . . . . . . . . . . . . 41

Corporate Information . . . . . . . . . . . . . . . . . . . . . . . . . . . 42

[LOGO OF HARDIN BANCORP, INC. APPEARS HERE]
(Holding Company for Hardin Federal Savings Bank)



June 25, 1996



Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of Hardin Bancorp, Inc. and Hardin Federal Savings Bank are pleased to provide you with our first annual report.

During the fiscal year ended March 31, 1996 we completed the conversion from a mutual savings bank to a federally chartered stock savings bank. We are confident this event will enable Hardin Federal Savings Bank to meet the challenges and opportunities in the ever changing financial services industry.

1996 was our first year as a stock firm after more than 107 years of service to area communities as a mutual company. Net earnings for the year were $511,000 and total loans increased $11.8 million. Hardin Bancorp, Inc. will continue as a community-oriented financial institution, emphasizing mortgage and consumer lending and developing new products and services for our customers.

We are excited to announce our plans to renovate our Excelsior Springs office, and build a new facility in Richmond. These building projects will provide the additional space and equipment needed to accommodate our future growth.

Our goal is to enhance shareholder value while continuing our mission as a community oriented financial institution committed to our customers and to the communities we serve.

Thank you for your confidence in our company, and we are looking forward to a prosperous future.

Sincerely,

/s/ Robert W. King

Robert W. King
President


                P.O. BOX 608 . HARDIN, MO. 64035 . 816-398-4312

                              GENERAL INFORMATION
                              -------------------


Hardin Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Hardin Federal Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 28, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (ESOP), and the net proceeds of the Conversion retained by the Company of approximately $5.0 million. The business of the Company initially consists of the business of the Bank.

The Bank, which was originally chartered in 1888 as a Missouri-chartered mutual savings and loan association, is headquartered in Hardin, Missouri. The Bank amended its mutual charter to become a federal mutual savings bank in 1995. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Bank serves the financial needs of its customers throughout Ray and Clay Counties through its offices in Hardin, Richmond, and Excelsior Springs, Missouri. At March 31, 1996, the Bank had total assets of $83.4 million, deposits of $66.6 million and stockholder's equity of $16.0 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Bank attracts deposits from the general public and uses such funds primarily to originate and purchase loans secured by first mortgages on owner-occupied one-to-four family residences. The Bank also originates construction and consumer loans and, to a lesser extent, land loans and commercial real estate loans. The Bank also invests in mortgage-backed securities, which are insured or guaranteed by federal agencies, and other investment securities.

                             HARDIN BANCORP, INC.
                             --------------------
             SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE
             -----------------------------------------------------
                                    COMPANY
                                    -------
Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                     At or for the years ended March 31,
                                --------------------------------------------
                              1996      1995(1)   1994(1)    1993(1)    1992(1)
                              ----      -------   -------    -------    -------
                                 (Dollars in Thousands except per share data)
Selected Financial
- ------------------
   Condition Data:
- ------------------
Total assets                  $83,387   $75,993   $73,495    $73,743    $72,393
Loans receivable, net          45,031    33,230    29,105     26,668     28,387
Mortgage-backed securities:
  Held to maturity             16,299    28,473    32,743     36,090     33,931
  Available for sale            7,907         -         -          -          -
Investment securities           6,363     7,760     6,598      4,882      2,994
FHLB Stock                        742       727       727        625        574
Other interest-bearing
  deposits                      5,430     4,306     2,820      3,875      4,902
Deposits                       66,605    67,449    66,722     67,476     66,794
FHLB Advances                       -     1,500         -          -          -
Equity                         16,035     6,393     6,064      5,422      4,829

Selected Operations Data:
- -------------------------
Total interest income         $ 5,552    $4,694    $4,587     $5,249     $6,123
Total interest expense          3,454     2,816     2,653      3,330      4,412
                                -----     -----     -----      -----      -----
  Net interest income           2,098     1,878     1,934      1,919      1,711

Provision for loan losses          14         -        26         26         42
                                -----     -----     -----      -----      -----
Net interest income after
  provision for loan losses     2,084     1,878     1,908      1,893      1,669
                                -----     -----     -----      -----      -----
Loan fees and service charges     110       116       123        134        114
Gain/(loss) on sales of loans,
   investments and mortgage-
   backed securities                2       (39)      126         90       (116)
Other non-interest income         167       110        59         (2)         5
                                -----     -----     -----       -----     -----
  Total non-interest income       279       187       308        222          3
                                -----     -----     -----       -----     -----

Total non-interest expense      1,576     1,427     1,250      1,125      1,011
                                -----     -----     -----      ------     -----
  Earnings before income
  taxes                           787       638       966        990        661
Income tax expense (2)            277       221       325        397        250
                                  ---       ---       ---        ---        ---
  Net earnings                $   511    $  417    $  641     $  593     $  411
                                  ===       ===       ===        ===        ===

Pro forma net earnings per
  share-primary and fully
  diluted                        0.52         -         -          -          -
                                 ====       ===       ===        ===        ===
Pro forma average common
  shares outstanding          973,383         -         -          -          -
                              =======       ===       ===        ===        ===

                                   At or for the years ended March 31,
                             ----------------------------------------------
                             1996      1995      1994       1993      1992
                             ----      ----      ----       ----      ----
Selected Financial
- ------------------
  Ratios and Other Data:
- ------------------------
Performance Ratios:
  Return on assets (ratio of
    net earnings to average
    total assets)                0.64%     0.56%     0.87%      0.81%      0.58%
Return on equity (ratio of
    net earnings to average
    equity)                      4.25      6.68     11.18      11.57       8.89
Interest rate spread (3)
  Average during period          2.00      2.25      2.40       2.38       2.43
  End of period                  2.37      1.85      2.52       2.75       2.50
  Net interest margin (4)        2.70      2.56      2.68       2.68       2.78
  Ratio of non-interest
    expense to average
    total assets                 1.98      1.91      1.70       1.54       1.42
  Ratio of average interest
    earning assets to
    average interest-
    bearing liabilities        115.76    107.95    107.59     106.47     105.60

Quality Ratios:
  Non-performing assets to
    total assets at end
    of period                    0.15      0.22      0.24       0.29       0.07
  Allowance for loan losses
    to non-performing loans    107.38     70.83     64.29      42.08     129.33
  Allowance for loan losses
    to loans receivable, net     0.29      0.36      0.40       0.35       0.24

Capital Ratios (5):
  Equity to total
    assets at end of period     19.23      8.41      8.25       7.35       6.67
  Average equity
    to average assets           15.05      8.33      7.80       7.01       6.47

Other Data:
  Number of full service
    offices                         3         3         3          3          3

(1) Information for periods prior to 1996 relates to Hardin Federal Savings Bank and subsidary.
(2) The Bank adopted Statement of Financial Accounting Standards ("SFAS") NO. 109 during the year ended March 31, 1994.
(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) For a discussion of the Bank's regulatory capital ratios, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                 OF FINANCIAL CONDITION AND RESULTS OPERATIONS
                 ---------------------------------------------


GENERAL
- -------

Hardin Bancorp, Inc. (the "Company") was formed in June 1995 by Hardin Federal Savings Bank (the "Bank") to become the holding company of the Bank. The acquisition of the Bank by Hardin Bancorp, Inc. was consummated on September 28, 1995, in connection with the Bank's conversion from a mutual company to a stock company (the "Conversion"). All references to the company prior to September 28, 1995, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

The Company's results of operation depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Company's net interest margin which is the difference between the interest earned on interest-earning assets and the interest paid on interest-bearing liabilities. The net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees, service charges and other income, which includes commissions from sales of insurance by the Bank's service corporation. Non-interest expense consists principally of employee compensation, occupancy expense, data processing, Federal Insurance premiums, advertising, and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

FINANCIAL CONDITION
- -------------------

Total Assets. Total assets increased $7.4 million or 9.7% to $83.4 million at March 31, 1996 from $76.0 million at March 31, 1995. The increase was primarily due to the Company's stock conversion, which generated net proceeds of $10.0 million. The proceeds were used, in part, to fund an $11.8 million increase in loans receivable, net.

Loans Receivable, Net. Loans receivable, net increased by $11.8 million or 35.5% to $45.0 million at March 31, 1996 from $33.2 million at March 31, 1995. The increase is primarily due to increased loan demand in the market areas served by the Bank's three full-service offices and the purchase of loans during the year.

Mortgage-Backed Securities. Mortgage-backed securities decreased by $4.3 million or 15.0% to $24.2 million at March 31, 1996 from $28.5 million at March 31, 1995. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

At December 31, 1995, management reclassified mortgage-backed securities totaling $8.1 million from the held to maturity category to available for sale. The redesignation was done in accordance with the Financial Accounting Standards Board (FASB) Implementation Guide of Statement 115 released November 15, 1995. The guide allows a one-time reclassification of investment securities from held to maturity to the available for sale category without impacting securities remaining in held to maturity. The reclassification provides the Bank with increased flexibility in the management of the mortgage-backed securities portfolio.

Deposits. Deposits decreased $844,000 or 1.3% to $66.6 million at March 31, 1996 from $67.4 million at March 31, 1995. Withdrawals of $1.6 million by savers purchasing common stock of the Company contributed to the deposit loss.

Equity. Total equity increased by $9.6 million or 150.8% to $16.0 million at March 31, 1996 from $6.4 million at March 31, 1995. Net proceeds from the conversion provided a $10.0 million increase and earnings for the fiscal year provided $511,000 which was offset by an increase in the net effect of unrealized losses on available for sale securities of $67,000, and the remaining unpaid Employee Stock Ownership Plan (ESOP) loan of $762,000 at March 31, 1996.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earnings assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented.

                                                                        Year Ended March 31,
                            ----------------------------------------------------------------------------------------------------
                                                 1996                            1995                             1994
                            ----------------------------------------------------------------------------------------------------
                                 Average      Interest             Average    Interest             Average   Interest
                               Outstanding     Earned/   Yield/  Outstanding   Earned/   Yield/  Outstanding  Earned/  Yield/
                                 Balance        Paid     Rate      Balance      Paid      Rate     Balance     Paid     Rate
                                 -------        ----     ----      -------      ----      ----     -------     ----     ----
                                                                  (Dollars in Thousands)
Interest-earning assets:
Loans receivable                 $39,203       $3,194    8.15%     $31,034     $2,466    7.95%     $27,714    $2,349    8.48%
Mortgage-backed
securities                        26,232        1,619    6.17       30,149      1,574    5.22       34,281     1,815    5.29
Investment securities              6,922          376    5.43        8,960        495    5.52        6,384       274    4.29
FHLB stock                           732           53    7.24          727         59    8.12          847        68    8.03
Other interest-bearing
    deposits                       4,639          310    6.68        2,536        100    3.94        2,969        81    2.73
                                 -------       ------              -------     ------              -------    ------
    Total interest-earning
      assets (1)                 $77,728       $5,552   7.14%      $73,406     $4,694   6.39%      $72,195    $4,587   6.35%
                                 =======       ======              =======     ======              =======    ======

Interest-bearing liabilities:
Passbook accounts                $ 4,225       $   91   2.15%      $ 4,437     $  109   2.46%      $ 4,665    $  121   2.59%
Demand and NOW deposits            5,958          185   3.11         7,194        189   2.63         8,190       223   2.72
Certificate accounts              56,754        3,165   5.58        55,717      2,476   4.44        54,190     2,307   4.26
Borrowings                           208           13   6.25           654         42   6.42            60         2   3.33
                                 -------      -------   -----      -------     ------   ----       -------    ------   -----
 Total interest-bearing
    liabilities                  $67,145       $3,454   5.14%      $68,002     $2,816   4.14%      $67,105    $2,653   3.95%
                                 =======       ======   =====      =======     ======   =====      =======    ======   =====

Net interest income                            $2,098                          $1,878                         $1,934
                                               ======                          ======                         ======

Net interest rate spread(2)                             2.00%                           2.25%                          2.40%
                                                        =====                           =====                          =====

Net interest
earnings assets                  $10,583                           $5,404                          $5,090
                                 =======                           ======                          ======

Net interest margin(3)                                  2.70%                           2.56%                          2.68%
                                                        =====                           =====                          =====

Average interest-earning assets to
  average interest-bearing
  liabilities                                  115.76%                         107.95%                        107.59%
                                               =======                         =======                        =======

(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The following table presents the weighted average yields earned on loans, mortgage-backed securities, investments, and other interest-earning assets, and the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                 At March 31,
                                             -------------------
                                             1996   1995   1994
                                             ----   ----   ----

Weighted average yield on:
   Loans receivable                          8.51%  8.08%  8.00%
   Mortgage-backed securities                6.65   5.95   5.49
   Investment securities                     6.05   5.64   4.47
   FHLB Stock                                6.75   7.00   8.33
   Other interest-earning assets             5.15   5.33   2.46
   Combined weighted average yield on
      interest-earning assets                7.53   6.84   6.32
                                             ----   ----   ----

Weighted average rate paid on:
   Passbook accounts                         2.50   2.50   2.50
   Demand and NOW deposits                   3.06   2.79   2.59
   Certificate accounts                      5.56   5.37   4.10
   FHLB Advances                             0.00   6.16   0.00
   Combined weighted average rate paid on
     interest-bearing liabilities            5.16   4.99   3.80
                                             ----   ----   ----

        Spread                               2.37%  1.85%  2.52%
                                             ====   ====   ====

Rate/Volume Analysis
- --------------------

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (ie., changes in volume multiplied by prior interest rate) and (ii) changes in rates (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.


                                                             Year Ended March 31,
                                     ----------------------------------------------------------------
                                                 1996 vs 1995                   1995 vs 1994
                                     ----------------------------------------------------------------
                                            Increase                        Increase
                                           (Decrease)        Total         (Decrease)         Total
                                             Due to        Increase          Due to         Increase
                                        Volume     Rate   (Decrease)    Volume     Rate    (Decrease)
                                        ------     ----   ----------    ------     ----    ----------
                                                            (Dollars in Thousands)

Interest-earning assets:
Loans receivable                       $  667     $  76    $  743     $  270     $ (153)      $ 117
Mortgage-backed
  securities                             (219)      264        45       (216)       (25)       (241)
Investment
  securities                             (125)       (9)     (134)       129         92         221
FHLB Stock                                  0        (6)       (6)       (10)         1          (9)
Other interest-
  earning assets                          115        95       210        (11)        30          19
                                        -----       ----     -----      -----      -----       -----
Total interest-
  earnings assets                         438       420       858        162        (55)        107
                                        -----       ----     -----      -----      -----       -----

Interest-bearing liabilities:

Savings deposits                           (5)      (13)      (18)        (6)        (6)        (12)
Demand and NOW                            (36)       32        (4)       (26)        (8)        (34)
Certificate
   accounts                                47       642       689         66        103         169
Borrowings                                (28)       (1)      (29)        38          2          40
                                         -----      ----     -----      -----      -----       -----
Total interest-
   bearing
   liabilities                            (22)      660       638         72         91         163
                                         -----      ----      -----     -----      -----        ---

Net interest income                    $  460     $(240)   $  220     $   90     $ (146)      $ (56)
                                        ======     =====     =====      =====      =====       =====

Comparison of operating results for the years ended March 31, 1996 and
- ----------------------------------------------------------------------
March 31, 1995.
- ---------------

Performance Summary. Net earnings for the year ended March 31, 1996 increased by $93,722 or 22.5% to $511,000 from $417,000 for the year ended March 31, 1995.
The increase was primarily due to an increase in net interest income of $220,000 offset by an increase in non-interest income in the amount of $92,000 and an increase in non-interest expense of $148,000. For the years ended March 31, 1996 and 1995, the return on average assets was .64% and .56%, respectively, while the return on average equity was 4.25% and 6.68%, respectively.

Net Interest Income. Net interest income increased from $1.9 million for the fiscal year ended March 31, 1995 to $2.1 million for the current fiscal year, an increase of $220,000. This reflects an increase of $858,000 in interest income to $5.6 million from $4.7 million and an increase in interest expense of $638,000 to $3.5 million from $2.8 million. The net increase was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 115.76% in 1996 from 107.95% in 1995. The increase in the ratio was due primarily to the deployment of the $10.0 million of net proceeds from the Company's stock conversion.

For the year ended March 31, 1996, the average yield on interest-earning assets was 7.14% compared to 6.39% for 1995. The average cost of interest-bearing liabilities was 5.14% for the year ended March 31, 1996 an increase from 4.14% for 1995. The average balance of interest-earning assets increased $4.3 million to $77.7 million for the year ended March 31, 1996 compared to $73.4 million for fiscal 1995. During the same period, the average balance of interest-bearing liabilities decreased by $857,000 to $67.1 million for the year ended March 31, 1996 from $68.0 million in fiscal 1995.

Due to higher funding costs, the average interest rate spread was 2.00% for the year ended March 31, 1996 compared to 2.25% for fiscal 1995. The average net interest margin increased to 2.70% at March 31, 1996 compared to 2.56% for the year ended March 31, 1995.

Provision for loan losses. During the year ended March 31, 1996, the Company recorded a $14,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in the past two years. The allowance for loan losses of $131,000 or
 .29% of loans receivable, net at March 31, 1996, compares to $119,000 or .36% of loans receivable, net at March 31, 1995. The allowance for loan losses as a percentage of non-performing assets was 107.38% at March 31, 1996, compared to 70.83% at March 31, 1995.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for loan losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-Interest Income. For the year ended March 31, 1996, non-interest income increased by $92,000 or 49% due primarily to losses on securities sales in the amount of $41,000 in 1995 being off-set by a gain of $2,000 on securities sales in 1996. In addition, an increase in the dividend received from the Company's investment in its data processing center enhanced non-interest income.

Non-Interest Expense. Non-interest expense increased by $148,000 to $1.6 million for the year ended March 31, 1996 from $1.4 million for the year ended March 31, 1995. The increase was due to expenses in the amount of $103,000 for the newly adopted Hardin Bancorp, Inc. Employee Stock Ownership Plan (ESOP), and additional legal, accounting, and tax expense associated with becoming a stock company.

Income taxes. Income taxes increased by $56,000 to $277,000 for the year ended March 31, 1996 from $221,000 for the year ended March 31, 1995. The increase is due to the increase in pre-tax income. The Company's effective tax rate was 35% for both fiscal 1996 and 1995.

Comparison of Operating Results for the Years Ended March 31, 1995 and
- ----------------------------------------------------------------------
March 31, 1994
- --------------

Performance Summary. Net earnings for the year ended March 31, 1995 decreased by $224,000 or 34.9% to $417,000 from $641,000 for the year ended March 31,
1994. The decrease was primarily due to a reduction in non-interest income of $121,000 and an increase in non-interest expense of $177,000 offset by a reduction in income tax expense of $104,000. For the years ended March 31, 1995 and 1994, the return on average assets was .56% and .87%, respectively, while the return on average equity was 6.68% and 11.18%, respectively.

Net Interest Income. For the year ended March 31, 1995, net interest income decreased by $56,000. This reflects an increase of $107,000 in interest income to $4.7 million from $4.6 million and an increase in interest expense of $163,000 to $2.8 million and $2.7 million. The net decrease was primarily due to the cost of the Company's interest-bearing liabilities increasing faster than the yield on the Company's interest-earning assets. The yield on the Company's assets was negatively impacted by the lagging nature of repricing on the Company's mortgage-backed securities portfolio, a significant portion of which reprices based upon the Eleventh District cost of funds index. In addition, to address competition for deposits in the local area, the Bank offered special certificate accounts during the 1995 fiscal year.

For the year ended March 31, 1995, the average yield on interest-earning assets was 6.39% compared to 6.35% for 1994. The average cost of interest-bearing liabilities was 4.14% for the year ended March 31, 1995 an increase from 3.95% for 1994. The average balance of interest-earning assets increased by $1.2 million to $73.4 million for the year ended March 31, 1995 compared to $72.2 million for fiscal 1994. During this same time period, the average balance of interest-bearing liabilities increased by $897,000 to $68.0 million for the year ended March 31, 1995 from $67.1 million fiscal 1994.

Due to the higher funding costs, the average interest rate spread was 2.25% for the year ended March 31, 1995 compared to 2.40% for fiscal 1994. The average net interest margin was 2.56% for the year ended March 31, 1995 compared to 2.68% for the year ended March 31, 1994.

Provision for Loan Losses. During the year ended March 31, 1995, the Bank did not record a provision for additional loan losses. The Bank's loan portfolio consists primarily of one-to-four family mortgage loans, and the Bank experienced little change in the composition of its loan portfolio and experienced minimal charge-offs in the past three years. The allowance for loan losses of $119,000 or .36% of loans receivable, net at March 31, 1995, compares to $117,000 or .40% of loans receivable, net at March 31, 1994. The allowance for loan losses as a percentage of non-performing assets was 70.83% at March 31, 1995, compared to 64.29% at March 31, 1994.

Non-Interest Income. For the year ended March 31, 1995, non-interest income decreased by $121,000 or 39.3% due primarily to fewer gains being realized from the sale of mortgage loans in the secondary market, a loss on the sale of available for sale securities, partially offset by an increase in other income. The gain on the sale of loans in the secondary market decreased $84,000 as the Bank discontinued selling fixed rate loan originations in the secondary market early in fiscal 1995. In fiscal 1995, losses of $39,000 were incurred from the sale of available for sale securities and loans held for sale. During fiscal 1994, a gain of $126,000 was recognized on the sale of securities. Other income includes commissions on insurance sales by the Bank's service corporation of $105,000 during fiscal 1995 compared to $53,000 during fiscal 1994, the service corporation's first year of existence.

Non-Interest Expense. Non-interest expense increased by $177,000 to $1.4 million for the year ended March 31, 1995 from $1.2 million for the year ended March 31, 1994. Compensation expense increased $113,000 to $748,000 in fiscal 1995 from $635,000 in fiscal 1994. During fiscal 1995, the Bank adopted a supplemental officers retirement plan which increased expenses by $22,000. During this period, the Bank was required due to updated actuarial computations to increase its contribution to its retirement plan by $48,000. The Bank also deferred $28,000 less in compensation cost for fiscal 1995 compared with fiscal 1994 due to a decrease in loan originations. In accordance with generally accepted accounting principles ("GAAP"), the Bank defers certain direct loan origination and modification costs and amortizes these costs as an adjustment to interest income. Federal insurance premiums increased $16,000 to $154,000 from $138,000 due to a credit received in fiscal 1994 for the return of the prepaid Federal Savings and Loan Insurance Corporation ("FSLIC") secondary reserve. In addition, other operating expenses increased $49,000 to $346,000 in fiscal 1995 from $297,000 in fiscal 1994, due primarily to the operations of the Bank's service corporation.

Income Taxes. Income taxes decreased by $104,000 to $221,000 for the year ended March 31, 1995 from $325,000 for the year ended March 31, 1994. This decease results from the decrease in income before income taxes. The Bank's effective tax rates were 35% and 34% for fiscal 1995 and 1994, respectively.

Asset Liability Management
- --------------------------

One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, the Company has emphasized the origination of ARM loans and consumer loans for retention in its portfolio. Until early in fiscal 1995, the Company also generally sold its long-term fixed-rate loans in the secondary market. The Company currently retains longer term fixed rate loans in portfolio as part of its effort to increase the size and yield of its loan portfolio and to reduce its mortgage-backed securities portfolio. The Company has adopted an informal policy, which is subject to change from time to time, to increase the longer term fixed rate loans in its portfolio so that such loans comprise up to 40% of total loans receivable. In addition, the Company has invested in short to intermediate term investments and adjustable rate mortgage-backed securities, which although long-term in nature, adjust periodically in response to changes in general levels ofinterest rates.

The Company has historically relied upon retail deposit accounts as its primary source of funds and will continue to do so. Management believes that retail deposit accounts as a source of funds, compared to brokered deposits and long-term borrowings, reduces the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. In addition, the Company has emphasized longer term certificate accounts in an effort to extend the maturity of its liabilities.

The Company's Board of Directors has formulated an Asset Liability Management Policy designed to promote long-term profitability while managing interest-rate risk. The Company recognizes the inherent risk in its interest-sensitive gap position, particularly in periods of fluctuating interest rates. The current positive one-year gap position is within the board-prescribed limits for interest rate periods and for periods when rates are increasing.

The following table sets forth at March 31, 1996, the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within the time periods indicated. The table assumes an 8% annual prepayment rate for fixed-rate real estate loans, adjustable-rate real estate loans, mortgage-backed securities and consumer loans. The Bank's deposits are classified as repricing in the "six months or less" category, except for certificate accounts which are classified based upon their actual maturity.

                                             Maturing or Repricing
                     -----------------------------------------------------------
                                     Over 6    Over    Over
                          6 Months  Months to  1-3     3-5      Over
                          or Less   One Year  Years   Years    5 Years     Total
                          Amount     Amoun    Amount  Amount    Amount    Amount
                     -----------------------------------------------------------
                                            (Dollars in Thousands)
Interest-earning assets:
Fixed rate real
  estate loans          $   930    $   884   $ 3,049 $2,570   $13,069   $20,502
Adjustable rate
  real estate loans      11,048      7,927     1,900      -         -    20,875
Consumer loans              808        497     1,377  1,393       460     4,535
Mortgage-backed
  securities HTM          9,778      6,521         -      -         -    16,299
Mortgage-backed
  securities AFS          6,949        617         -    341         -     7,907
Investment securities     1,499        997       888    499     2,480     6,363
FHLB Stock                  742          -         -      -         -       742
Other                     5,430          -         -      -         -     5,430
                          -----      -----      ----   ----     -----     -----
  Total interest-
    earning assets      $37,184    $17,443   $ 7,214 $4,803   $16,009   $82,653
                         ======     ======     =====  =====    ======    ======

Interest-bearing
  liabilities:
Savings deposits        $ 3,676    $     -   $     - $    -   $     -   $ 3,676
Demand and NOW deposits   5,877          -         -      -         -     5,877
Certificate accounts     28,448     13,548     8,134  6,619       138    56,887
                         ------     ------     -----  -----       ---    ------
  Total interest-
  bearing liabilities   $38,001    $13,548   $ 8,134 $6,619   $   138   $66,440
                         ======     ======     =====  =====       ===    ======

Interest-earning assets
  less interest-bearing
  liabilities              (817)     3,895      (920)(1,816)   15,871    16,213

Cumulative interest-rate
  sensitivity gap          (817)     3,078     2,158    342    16,213    16,213

Cumulative interest-rate
  gap as a percentage
  of assets at 3/31/96     -.98%      3.69%     2.59%  0.41%    19.44%    19.44%

Cumulative interest-rate
  gap as a percentage of
  interest-earning
  assets at 3/31/96        -.99       3.72      2.61   0.41     19.61     19.61

Net Portfolio Value
- -------------------

In order to encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank.


              Net Portfolio Value                    NPV as % of PV of Assets
Change
in Rates       $ Amount       $ Change       % Change     NPV Ratio     Change
- --------       --------       --------       --------     ---------     ------
+400 bp          7,368         -4,618           -39%         10.05%    -493 bp
+300 bp          8,796         -3,191           -27          11.69     -329 bp
+200 bp         10,099         -1,888           -16          13.11     -187 bp
+100 bp         11,171           -816            -7          14.21      -78 bp
   - bp         11,986                                       14.98
- -l00 bp         12,517            531            +4          15.43      +45 bp
- -200 bp         12,766            780            +7          15.57      +59 bp
- -300 bp         13,002          1,016            +8          15.70      +71 bp
- -400 bp         13,451          1,465           +12          16.03     +105 bp

                                                   March 31,
                                                     1996
                                                 -------------
     *** Risk measures: 200 BP rate shock ***
Pre-Shock NPV ratio: NPV as % of PV of Assets            14.98%
Exposure Measure: Post-shock NPV ratio                   13.11
Sensitivity Measure: Change in NPV ratio               -187 bp

     *** Calculation of capital component ***
Change in NPV as % of PV of Assets                       -2.36%
Interest rate risk capital component ($000)                  -



Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, adjustable-rate mortgages have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

Liquidity and Capital Resources
- -------------------------------

The Company's primary sources of funds are deposits, repayments and prepayments of loans and mortgage-backed securities, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition. Mortgage loans and mortgage-backed securities prepayments accelerated through all of 1992 and 1993 and the first few months of 1994, due to lower level of interest rates which have prompted significant mortgage loan refinancing activity. Since early 1994, however, interest rates have increased and mortgage loan refinancing has decreased.

The primary investing activity of the Company is originating adjustable rate mortgages and fixed rate mortgages to be held to maturity. The Company will purchase loans from other Missouri originators if loans are unavailable in its market area. For the fiscal years ended March 31, 1996 and 1995, the Bank originated loans for its portfolio in the amount of $13.9 million and $11.2 million, respectively. Purchases of loans during fiscal 1996 and 1995 totaled $6.9 million and $789,000, respectively. For the fiscal years ended March 31, 1996 and 1995, these activities were partially funded by principal repayments of $13.4 million and $13.5 million, respectively.

The Bank is required to maintain minimum levels of liquid assets under the Office of Thrift Supervision (OTS) regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, State or Federal Agency obligations) of not less than 5.0% of its average daily balance of net withdrawable accounts plus short-term borrowings

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 7.74%, and 18.74% respectively, at March 31, 1996 and 1995.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At March 31, 1996 and 1995, cash and cash equivalents were $5.7 million and $4.5 million, respectively.

Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the Federal Home Loan Bank of Des Moines
(FHLB). Should the Company require funds beyond its ability to generate them internally additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At March 31, 1996, the Bank had outstanding loan commitments of $1,007,000 and undisbursed loans in process of $766,000. The Bank anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments.

Certificates of deposit which are scheduled to mature in one year or less at March 31, 1996 were $42.0 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 1996, the Bank had tangible capital of $10.9 million, or 13.8% of total adjusted assets, which is approximately $9.7 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $10.9 million, or 13.8% of adjusted total assets, which is $8.5 million above the minimum leverage ratio requirement of 3.0% in effect on that date. The Bank had total capital of $11.0 million and total risk-weighted assets of $33.3 million, or total capital of 33.1% of risk-weighted assets. This was $8.4 million above the 8.0% requirement in effect on that date.

The deposits of savings associations such as the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required level of reserves. A number of proposals are being considered to recapitalize the SAIF in order to eliminate this disparity. One plan currently being considered by the Treasury Department, the FDIC, the OTS and the Congress provides for a one-time assessment of .85% to
 .90% to be imposed on all deposits assessed at the SAIF rates as of March 31, 1995, including those held by commercial banks, and for BIF deposit insurance premiums to be used to pay the FICO bond interest on a pro rata basis together with SAIF premiums. The BIF and SAIF would be merged into one fund as soon as practicable, but no later than January 1, 1998. There can be no assurance that any particular proposal will be implemented or that premiums for either BIF or SAIF members will not be adjusted in the future by the FDIC or by legislative action. If the legislation is enacted, the Bank will be assessed approximately $600,000. Assuming the special assessment is tax deductible, the cost, net of income tax benefits, will be approximately $375,000. Future assessments would then be anticipated to be reduced to .04% to .31% of eligible deposits, based on risk classification assigned to the Bank by FDIC.

Recent Accounting Developments
- ------------------------------

Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," is effective for the fiscal year beginning April 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. Management does not expect the implementation of SFAS No. 121 to have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 122, Accounting for Mortgage Servicing Rights, will be effective for the Bank for the year beginning April 1, 1996 and generally requires entities that sell or securities loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing right and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation" will require pro forma disclosures in 1997 of net earnings and earnings per share as if the new accounting method based on the estimated fair value of employee stock options had been adopted. The Company has not decided if the optional accounting treatment allowed by SFAS No. 123 will be adopted.

In April 1995, the FASB issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties." This SOP applies to financial statements prepared in conformity with generally accepted accounting principles by all nongovernmental entities. The disclosure requirements in SOP 94-6 focus primarily on risks and uncertainties that could significantly affect the amounts reported in the financial statements in the near-term functioning of the reporting entity. The risks and uncertainties discussed in SOP 94-6 stem from the nature of the entity's operations, from the necessary use of estimates in the preparation of the entity's financial statements, and from significant concentrations in certain aspects of the entity's operations. SOP 94-6 is effective for financial statements issued for fiscal years ending after December 31, 1995 and is not expected to have any impact on the Bank's operations.

For a discussion of certain recent accounting developments including SFAS No. 107, SFAS No. 114, SFAS No. 115, SFAS No. 118, SFAS No. 119, and SOP 93-6 see Notes to the Consolidated Financial Statements in this Annual Report.

Impact of Inflation and Changing Prices
- ---------------------------------------

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In the current increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

[LOGO OF KPMG PEAT MARWICK LLP APPEARS HERE]
      1000 Walnut, Suite 1600
      P.O. Box 13127
      Kansas City, MO 64199



                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



 The Board of Directors
 Hardin Bancorp, Inc.:


 We have audited the accompanying consolidated balance sheet of Hardin Bancorp, Inc. and subsidiaries (the Company) as of March 31, 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for the year then ended, and the balance sheet of Hardin Federal Savings Bank and subsidiary (the Bank) as of March 31, 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended March 31, 1995 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and the Bank as of March 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

 As described in note 1 to the consolidated financial statements, the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective April 1, 1994.


                                             /s/ KPMG Peat Marwick LLP

 Kansas City, Missouri
 May 24, 1996

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                               HARDIN, MISSOURI

                          Consolidated Balance Sheets

                            March 31, 1996 and 1995

                            Assets                                                      1996                  1995
                            ------                                                      ----                  ----
Cash                                                                              $     253,557               236,475
Interest-bearing deposits in other financial institutions                             5,430,396             4,205,641
Certificates of deposit                                                                   -                   100,000
Investment securities available-for-sale (note 3)                                     6,362,850             7,760,068
Mortgage-backed securities (note 4):
   Held-to-maturity                                                                  16,298,987            28,473,015
   Available-for-sale                                                                 7,906,862                 -
Loans receivable, net (note 5)                                                       45,031,460            33,230,233
Accrued interest receivable on:
   Investment securities                                                                116,562               110,752
   Mortgage-backed securities                                                           188,532               193,059
   Loans receivable                                                                     296,775               186,296
Premises and equipment (note 6)                                                         510,218               512,390
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                           742,000               727,400
Prepaid expenses and other assets                                                       248,623               257,726
                                                                                     ----------            ----------
              Total assets                                                        $  83,386,822            75,993,055
                                                                                     ==========            ==========

                          Liabilities and Stockholders' Equity
                          ------------------------------------

Liabilities:
   Deposits (note 7)                                                              $  66,605,247            67,449,281
   Advances from borrowers for property taxes and insurance                             223,752               205,306
   Advances on FHLB line of credit (note 8)                                               -                 1,500,000
   Accrued interest payable                                                              30,385                31,969
   Income taxes payable (note 9):
       Current                                                                           56,575                 4,132
       Deferred                                                                          48,000                89,000
   Accrued expenses and other liabilities                                               387,922               320,853
                                                                                     ----------            ----------
              Total liabilities                                                      67,351,881            69,600,541
                                                                                     ----------            ----------

Stockholders' equity:
   Common stock, $.01 par value; 3,500,000 shares authorized,
      1,058,000 shares issued and outstanding at March 31, 1996                          10,580                -
   Serial preferred stock, $.01 par value; 500,000 shares
      authorized, none issued or outstanding                                              -                    -
   Additional paid-in capital                                                        10,055,448                -
   Retained earnings (note 12)                                                        6,885,230             6,480,507
   Net unrealized loss on available-for-sale securities, net                           (154,597)              (87,993)
   Unearned employee benefits (note 10)                                                (761,720)               -
                                                                                     ----------            ----------
              Total stockholders' equity                                             16,034,941             6,392,514

Commitments (note 5)
              Total liabilities                                                   $  83,386,822            75,993,055
                                                                                     ==========            ==========

See accompanying notes to consolidated financial statements.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                               HARDIN, MISSOURI

                      Consolidated Statements of Earnings

                   Years ended March 31, 1996, 1995 and 1994

                                                             1996       1995       1994
                                                             ----       ----       ----
Interest income:
  Loans receivable                                      $  3,193,688  2,466,374  2,348,628
  Mortgage-backed securities                               1,619,048  1,573,741  1,815,290
  Investment securities                                      376,379    495,302    274,584
  Other                                                      363,164    158,587    148,939
                                                           ---------  ---------  ---------
     Total interest income                                 5,552,279  4,694,004  4,587,441
                                                           ---------  ---------  ---------

Interest expense:
  Deposits                                                 3,441,049  2,773,931  2,650,493
  FHLB advances                                               12,876     41,725      2,255
                                                           ---------  ---------  ---------
     Total interest expense                                3,453,925  2,815,656  2,652,748
                                                           ---------  ---------  ---------

     Net interest income                                   2,098,354  1,878,348  1,934,693

Provision for losses on loans (note 5)                        13,902      -         26,400
                                                           ---------  ---------  ---------
     Net interest income after provision for losses        2,084,452  1,878,348  1,908,293
                                                           =========  =========  =========

Noninterest income:
  Service charges                                             67,021     67,799     66,548
  Loan servicing fees                                         42,675     48,611     56,075
  Gain on sale of loans held for sale                          -          1,433     85,558
  Gain (loss) on sale of investments and mortgage-
   backed securities (notes 3 and 4)                           1,878    (40,816)    40,750
  Other income                                               167,290    110,261     58,892
                                                           ---------  ---------  ---------
     Total noninterest income                                278,875    187,288    307,823
                                                           ---------  ---------  ---------

Noninterest expenses:
  Compensation and benefits (note 10)                        854,732    748,074    634,832
  Occupancy and equipment                                    106,008     93,765     87,166
  Federal insurance premiums                                 153,649    154,018    138,376
  Data processing                                             90,897     85,835     81,753
  Real estate owned                                           (3,050)       205      9,989
  Other                                                      373,826    345,863    297,175
                                                           ---------  ---------  ---------
     Total noninterest expenses                            1,576,062  1,427,760  1,249,291
                                                           ---------  ---------  ---------

     Earnings before income taxes                            787,265    637,876    966,825

Income tax expense (note 9)                                  276,742    221,075    325,389
                                                           ---------  ---------  ---------
     Net earnings                                       $    510,523    416,801    641,436
                                                           =========  =========  =========

Net earnings per share (pro forma)                      $        .52        N/A        N/A
                                                           =========  =========  =========

Average number of shares outstanding (pro forma)             973,383        N/A        N/A
                                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                               HARDIN, MISSOURI

                Consolidated Statements of Stockholders' Equity

                   Years ended March 31, 1996, 1995 and 1994

                                                                                         Net
                                                                                      unrealized
                                                                                       loss on
                                                                                      available-
                                                             Additional                for-sale    Unearned
                                                   Common     paid-in      Retained  securities,   employee
                                                    stock     capital      earnings      net       benefits        Total
                                                    -----     -------      --------      ---       --------        -----
Balance at March 31 1993                        $     -          -        5,422,270       -            -        5,422,270

  Net earnings                                        -          -          641,436       -            -          641,436

Balance at March 31, 1994                             -          -        6,063,706       -            -        6,063,706

  Adoption of accounting change to record
   net unrealized loss on securities available-
   for-sale at April 1, 1994, net of taxes            -          -            -        (16,500)        -          (16,500)

  Net earnings                                        -          -          416,801       -            -          416,801

  Change in net unrealized loss on securities
   available-for-sale, net of tax                     -          -            -         (71,493)       -          (71,493)

Balance at March 31, 1995                             -          -        6,480,507     (87,993)       -        6,392,514

  Net earnings                                        -          -          510,523       -            -          510,523

  Sale of common stock, net of issuance costs       10,580   10,036,820       -           -            -       10,047,400

  Change in net unrealized loss on securities
   available-for-sale, net of tax                     -          -            -         (66,604)       -          (66,604)

  Unearned Employee Stock Ownership Plan
   (ESOP) benefit                                     -          -            -           -         (846,400)    (846,400)

  Allocation of ESOP shares                           -         18,628        -           -           84,680      103,308

  Dividends declared ($.10 per share)                 -          -         (105,800)      -            -         (105,800)
                                                    ------  ----------    ---------    ---------    ---------  ----------
Balance at March 31, 1996                       $   10,580  10,055,448    6,885,230    (154,597)    (761,720)  16,034,941
                                                    ======  ==========    =========    =========    =========  ==========

See accompanying notes to consolidated financial statements.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                               HARDIN, MISSOURI

                     Consolidated Statements of Cash Flows

                   Years ended March 31, 1996, 1995 and 1994

                                                                              1996                  1995                 1994
                                                                              ----                  ----                 ----
Operating activities:
        Net earnings                                                     $     510,523              416,801            641,436
        Adjustments to reconcile net earnings to net cash provided by operating activities:
                        Provision for losses on loans                           13,902                -                 26,400
                        Depreciation                                            44,360               44,539             39,536
                        Premium amortization and accretion of discounts
                                and deferred loan fees, net                     91,248               90,835             50,297
                        FHLB stock dividends                                   (14,600)               -                (12,400)
                        Loss (gain) on sale of loans and securities, net        (1,878)              39,383           (126,308)
                        Gain on sales of premises and equipment                 (4,877)               -                 -
                        (Gain) loss on sales of real estate owned                -                     (564)             9,678
                        Proceeds from sale of loans held for sale                -                  235,433          4,947,921
                        Origination of loans held for sale                       -                 (234,000)        (4,862,363)
                        Allocation of ESOP shares                              103,308                -                 -
                        Provision for deferred income taxes                      4,565              (26,254)            22,607
                        Changes in other assets and liabilities:
                                Accrued interest receivable                   (111,762)             (61,190)            81,454
                                Prepaid expenses and other assets                9,103               31,158             (6,018)
                                Accrued interest payable                        (1,584)                (264)            (6,229)
                                Accrued expenses and other liabilities         (38,731)              71,609             43,804
                                Income taxes payable                            52,443              (61,057)          (225,463)
                                                                           -----------            ---------         ----------
                                  Net cash provided by operating
                                    activities                                 656,020              546,429            624,352
                                                                           -----------            ---------         ----------

Investing activities:
        Net increase in loans receivable                                    (4,871,370)          (3,347,718)        (2,407,937)
        Proceeds from maturities of certificates of deposit in other
                financial institutions                                         100,000              497,473              1,533
        Purchase of loans                                                   (6,941,351)            (788,502)            -
        Purchase of mortgage-backed securities                                (522,781)          (1,276,446)        (6,079,884)
        Principal payments on mortgage-backed securities                     4,475,167            5,437,003          8,634,960
        Proceeds from sales of mortgage-backed securities                        -                    -                700,421
        Purchase of investment securities available-for-sale                (6,657,843)          (7,489,375)            -
        Proceeds from maturities of investment securities available-
                for-sale                                                     4,901,696              700,000             -
        Proceeds from sales of investment securities available-for-sale      3,264,197            5,457,594             -
        Purchase of investment securities held-to-maturity                       -                    -             (5,692,132)
        Proceeds from maturities of investment securities held-to-
                maturity                                                         -                    -              2,112,769
        Proceeds from sales of investment securities held-to-maturity            -                    -              1,894,085
        Purchase of stock in FHLB of Des Moines                                  -                    -               (444,700)
        Sale of stock in FHLB of Des Moines                                      -                    -                355,000
        Proceeds from sales of real estate owned                                 -                   35,976             33,009
        Purchase of office property and equipment                              (50,810)             (23,694)           (14,539)
        Proceeds from sale of office properties and equipment                   13,500                1,260             -
                                                                           -----------            ---------         ----------
                                Net cash used in investing activities    $  (6,289,595)            (796,429)          (907,415)
                                                                           -----------            ---------         ----------

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                               HARDIN, MISSOURI

               Consolidated Statements of Cash Flows, Continued

                                                                              1996                  1995                 1994
                                                                              ----                  ----                 ----
Financing activities:
        Net increase (decrease) in deposits                              $    (844,034)             727,003           (753,596)
        Net increase (decrease) in advances from borrowers for
                taxes and insurance                                             18,446                3,045             (4,409)
        Proceeds from FHLB advances                                          1,000,000            2,500,000         21,468,000
        Repayments of FHLB advances                                         (2,500,000)          (1,000,000)       (21,468,000)
        Proceeds from issuance of stock, net of issuance costs               9,201,000                -                 -
                                                                            ----------            ---------        -----------
                      Net cash provided by (used in) financing
                        activities                                           6,875,412            2,230,048           (758,005)
                                                                            ----------            ---------        -----------

                      Increase (decrease) in cash and cash equivalents       1,241,837            1,980,048         (1,041,068)

Cash and cash equivalents at beginning of year                               4,442,116            2,462,068          3,503,136
                                                                            ----------            ---------        -----------
Cash and cash equivalents at end of year                                 $   5,683,953            4,442,116          2,462,068
                                                                            ==========            =========        ===========

Supplemental disclosure of cash flow information:
        Cash paid for:
                Interest                                                 $   3,455,509            2,821,920          2,664,977
                                                                            ==========            =========        ===========

                Income taxes, net of refunds                             $     224,299              308,388            528,244
                                                                            ==========            =========        ===========

Noncash investing and financing activities:
        Loans transferred to real estate owned                           $       -                   24,540             33,503
                                                                            ==========            =========        ===========

        Loans to facilitate sales of real estate owned                   $       -                    -                  7,100
                                                                            ==========            =========        ===========

        Dividend declared and payable on April 18, 1996                  $     105,800                -                 -
                                                                            ==========            =========        ===========

See accompanying notes to consolidated financial statements.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

                         March 31, 1996, 1995 and 1994


(1)  Conversion and Acquisition of the Bank by the Company
     -----------------------------------------------------

     On September 28, 1995, Hardin Federal Savings Bank (the Bank) converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, at which time all of the capital stock of the converted bank was acquired by Hardin Bancorp, Inc. (the Company). The Company was organized to acquire all of the stock issued by the Bank upon consummation of the stock conversion. Prior to September 28, 1995, the Company had no assets or liabilities and had not engaged in any business other than as necessary to complete its organization and the conversion. On September 28, 1995, in connection with the stock conversion, the Company issued and sold 1,058,000 shares of its common stock, par value $0.01 per share, in a subscription and community offering to the Company's Employee Stock Ownership Plan, the Bank's members and the general public. Total net proceeds of the subscription and community offering, after conversion expenses of approximately $532,600, were approximately $10,047,400. The Company utilized $5,023,700 of the net proceeds to acquire all of the common stock issued by the Bank in connection with the stock conversion. The remaining $5,023,700 was retained for investment. The transaction was accounted for in a manner similar to a pooling-of-interests method. Accordingly, the accounting basis for assets, liabilities and equity accounts remained the same as prior to the conversion.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Principles of Consolidation and Basis of Presentation
         -----------------------------------------------------

     The accompanying consolidated financial statements include the accounts of the Company and the Bank and its wholly-owned subsidiary, Hardin Savings Service Corporation. Amounts for 1995 and 1994 are those of the Bank. Significant intercompany balances and transactions have been eliminated in consolidation.

     (b) Investment and Mortgage-backed Securities
         -----------------------------------------

     Prior to April 1, 1994, securities were stated at cost, adjusted for amortization of premiums and accretion of discounts. The Company adopted the provisions of Statement of Financial Accounting Standards
         (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on April 1, 1994. Under SFAS No. 115, investment securities are classified as either available-for-sale or held-to-maturity. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity. The Company classified all investment securities as available-for-sale and classified all mortgage-backed securities as held-to-maturity on the date of adoption. Pursuant to SFAS No. 115, implementation guidance recently issued by the Financial Accounting Standards Board (FASB), the Company reclassified certain held-to-maturity securities with aggregate cost and fair value of approximately $8,076,000 and $7,838,000, respectively, to available-for-sale in December 1995.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer, and unrealized holding gains or losses are amortized over the remaining life of the security.

     A decline in the market value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

     Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the interest method. Realized gains and losses are included in income using the specific identification method for determining the cost of the securities sold.

     (c)  Loans
          -----

     The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. There were no such loans at March 31, 1996 or 1995.

     The Company defers all loan origination, commitment and related fees and certain direct origination costs related to loans generated for the Bank's portfolio. The Bank amortizes the net fees over the expected life of the individual loans using the interest method.

     SFAS No. 114 and SFAS No. 118, "Accounting by Creditors for Impairment of a
       Loan," were adopted effective April 1, 1995. They require that impaired loans be measured based on the present value of future cash flows discounted at the loan's effective interest rate. The impact of these statements on the consolidated financial statements of the Company was immaterial.

     (d)  Allowance for Loan Losses
          -------------------------

     The provision for losses on loans is based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral, and consideration of historical loss experience, current economic conditions and such other factors which, in the opinion of management, deserve current recognition. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     Additionally, accrual of interest on potential problem loans is excluded from income by an offsetting increase in a specific allowance for loss where, in the opinion of management, such exclusion is warranted.

     (e) Mortgage Banking Activities
         ---------------------------

     At March 31, 1996 and 1995, the Bank was servicing loans for others amounting to $9,910,000 and $11,712,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at March 31, 1996 and 1995 was insignificant.

     (f) Real Estate Owned
         -----------------

     Real estate properties acquired through foreclosure are initially recorded at estimated fair value, less selling costs, at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas holding costs are expensed when incurred.

     Valuations are periodically reviewed and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less selling costs.

     (g) Stock in Federal Home Loan Bank of Des Moines
         ---------------------------------------------

     The Bank is a member of the Federal Home Loan Bank (FHLB) system. As a member, the Bank is required to purchase and hold stock in the FHLB of Des Moines in an amount equal to the greater of (a) 1% of unpaid residential loans, (b) 5% of outstanding FHLB advances, or (c) .3% of total assets. FHLB stock is carried at cost in the accompanying consolidated balance sheets.

     (h) Premises and Equipment
         ----------------------

     Premises and equipment are stated at cost less accumulated depreciation.
         Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to thirty-five years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations.

     (i) Income Taxes
         ------------

     The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     (j) Effect of New Financial Accounting Standards
         --------------------------------------------

     SFAS No. 122, "Accounting for Mortgage Servicing Rights," will be effective for the year beginning April 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing right and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The adoption of this statement is not expected to have a material effect on the consolidated financial statements.

     Also, SFAS No. 123, "Accounting for Stock-based Compensation," will require pro forma disclosures in 1997 of net earnings and earnings per share as if the new accounting method based on the estimated fair value of employee stock options had been adopted. The Company has not decided if the optional accounting treatment allowed by SFAS No. 123 will be adopted.

     (k) Cash and Cash Equivalents
         -------------------------

     For purposes of the cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents.

     (l) Use of Estimates
         ----------------

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (m) Pro Forma Earnings
         ------------------

     Pro form earnings per share assumes the common shares issued in 1996 have been outstanding for all periods and further assumes no earnings on reinvested proceeds from the sale of the shares. The shares issued to the Employee Stock Ownership Plan are not included in this computation until they are allocated to plan participants (see note 10).

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

(3)  Investment Securities
     ---------------------

     A summary of investment securities available-for-sale at March 31, 1996 and 1995 is as follows:

                                                             Gross         Gross      Estimated
                                               Amortized   unrealized    unrealized     fair
                                                 cost        gains         losses       value
                                                 ----        -----         ------       -----
     March 31, 1996:
       United States government and
        agency obligations maturing:
          Within one year                    $ 2,499,948      102          (4,103)    2,495,947
          After one year, but within
           five years                          3,888,286       -          (21,383)    3,866,903
                                             -----------      ---         -------     ---------
                                             $ 6,388,234      102         (25,486)    6,362,850
                                             ===========      ===         =======     =========

                                                             Gross         Gross      Estimated
                                               Amortized   unrealized    unrealized     fair
                                                 cost        gains         losses       value
                                                 ----        -----         ------       -----
     March 31, 1995:
       United States government and
        agency obligations maturing:
          Within one year                    $ 1,697,573        -           17,727    1,679,846
          After one year, but within
           five years                          6,195,819        -          115,597    6,080,222
                                             -----------       ---         -------    ---------
                                            $  7,893,392        -          133,324    7,760,068
                                            ============       ===         =======    =========

     Proceeds from the sales of investment securities for the years ended
         March 31, 1996, 1995 and 1994 totaled $3,264,197, $5,457,594 and
         $1,894,085, respectively, and resulted in gross realized losses of $3,793 and $40,816 in 1996 and 1995, respectively, and gross realized gains of $5,671 in 1996.

     At March 31, 1996, investment securities with a fair value of approximately
         $702,000 were pledged to secure public funds on deposit.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(4)  Mortgage-backed Securities
     --------------------------

     Mortgage-backed securities at March 31, 1996 are summarized as follows:

                                                           Gross        Gross     Estimated
                                           Amortized     unrealized  unrealized      fair
                                              cost         gains       losses       value
                                              ----         -----       ------       -----
     March 31, 1996:
       Available-for-sale:
         FHLMC participation
           certificates                   $  3,324,193         -      (105,019)   3,219,174
         FNMA participation
           certificates                      4,802,778         -      (115,090)   4,687,688
                                          ------------      ------    --------   ----------
                                          $  8,126,971         -      (220,109)   7,906,862
                                          ============      ======    ========   ==========

       Held-to-maturity:
         Pass-through certificates        $  2,141,827      20,000      (5,004)   2,156,823
           guaranteed by GNMA
         FHLMC participation
           certificates                      5,825,293       7,031    (193,518)   5,638,806
         FNMA participation
           certificates                      8,331,867      14,003    (122,467)   8,223,403
                                          ------------      ------    --------   ----------
                                          $ 16,298,987      41,034    (320,989)  16,019,032
                                          ============      ======    ========   ==========

                                                           Gross        Gross     Estimated
                                           Amortized     unrealized  unrealized      fair
                                              cost         gains       losses       value
                                              ----         -----       ------       -----
     March 31, 1995:
       Held-to-maturity:
         Pass-through certificates        $  2,475,442         -        62,914    2,412,528
           guaranteed by GNMA
         FHLMC participation
           certificates                     11,079,404      17,484     399,009   10,697,879
         FNMA participation
           certificates                     14,918,169         -       467,979   14,450,190
                                          ------------      ------    --------   ----------
                                          $ 28,473,015      17,484     929,902   27,560,597
                                          ============      ======    ========   ==========

     During the years ended March 31, 1996 and 1995, there were no sales of mortgage-backed securities.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

(5)  Loans Receivable
     ----------------

     Loans receivable at March 31, 1996 and 1995 are summarized as follows:

                                               1996          1995
                                               ----          ----
         Real estate:
           One to four family               $38,395,962   28,968,859
           Land                                 122,843      100,778
           Commercial                           184,195      156,865
           Construction                       2,673,827      358,300
         Consumer                             4,535,437    4,033,635
                                            -----------   ----------
                                             45,912,264   33,618,437

         Loans in process                      (766,414)    (247,161)
         Discounts and deferred loan
           origination fees, net of cost         16,650      (22,138)
         Allowance for loan losses             (131,040)    (118,905)
                                            -----------   ----------
                Net loans receivable        $45,031,460   33,230,233
                                            ===========   ==========

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance or to pledge savings account balances or additional collateral. The Bank's principal lending areas are agricultural-based rural communities northeast of Kansas City, Missouri.

     The Bank makes contractual commitments to extend credit which are subject to the Bank's credit monitoring procedures. At March 31, 1996, the Bank was committed to originate loans aggregating approximately $1,007,340. Fixed loan commitments approximated $975,340 with interest rates ranging from 7.50% to 8.50%. There were no commitments to buy loans at March 31, 1996.

     The Company had loans to directors and officers at March 31, 1996 and 1995, which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                1996        1995
                                               --------   --------
           Balance at beginning of year        $187,000   165,000
           New loans                             22,000    58,000
           Payments                             (63,000)  (36,000)
                                               --------   -------
           Balance at end of year              $146,000   187,000
                                               ========   =======

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     Activity in the allowance for loan losses for the years ended
         March 31, 1996, 1995 and 1994 is as follows:

                                              1996       1995       1994
                                              ----       ----       ----
           Balance at beginning of year    $ 118,905    117,023    92,615
           Provision for loan losses          13,902        -      26,400
           Charge-offs                        (1,767)   (23,493)   (4,189)
           Recoveries                            -       25,375     2,197
                                           ---------    -------   -------
           Balance at end of year          $ 131,040    118,905   117,023
                                           =========    =======   =======

     Nonaccrual loans at March 31, 1996 and 1995 aggregated approximately
         $93,000 and $109,000, respectively.

(6)  Premises and Equipment
     ----------------------

     Premises and equipment consist of the following:

                                                  1996            1995
                                                  ----            ----
     Land and improvements                    $   78,000      $   78,000
     Building                                    460,384         421,839
     Leasehold improvements                       33,603          33,603
     Furniture and fixtures                      473,578         461,313
     Automobile                                      -            15,678
                                              ----------      ----------
                                               1,045,565       1,010,433

     Less accumulated depreciation               535,347         498,043
                                              ----------      ----------
       Office properties and equipment, net   $  510,218      $  512,390
                                              ==========      ==========

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

(7)  Deposits
     --------

     Deposits at March 31, 1996 and 1995 are summarized as follows:

                                                                    1996                         1995
                                                          -----------------------     ----------------------
                                          Stated rate      Amount         Percent       Amount       Percent
                                          -----------      ------         -------       ------       -------
     Balance by interest rate:
       Commercial                         0.00%          $   164,993          - %    $   126,142        - %
       NOW accounts                       0.00-2.50%       1,824,743           3       1,984,950         3
       Money market demand                                                                              -
         accounts                         3.25-4.00%       4,052,579           6       4,115,421         6
       Passbook accounts                  2.50%            3,675,537           6       3,957,937         6
                                                          ----------         ---     -----------       ---
                                                           9,717,852          15      10,184,450        15
                                                          ----------         ---     -----------       ---

       Certificate accounts               0.00-2.99%           -              -            5,000        -
                                          3.00-3.99         109,512           -        3,944,235         6
                                          4.00-4.99       8,731,472           13      16,004,835        24
                                          5.00-5.99      28,248,958           42      20,482,390        30
                                          6.00-6.99      15,427,213           23       5,868,785         9
                                          7.00-7.99       3,987,487            6       9,941,340        15
                                          8.00 and up       382,753            1       1,018,246         1
                                                        -----------          ---     -----------       ---
                                                         56,887,395           85      57,264,831        85
                                                        -----------          ---     -----------       ---
                                                        $66,605,247          100%    $67,449,281       100%
                                                        ===========          ===     ===========       ===

       Weighted average interest rate
         on deposits at March 31                                5.16%                         4.96
                                                                ====                          ====


     A summary of contractual maturity dates for certificate accounts at March 31, 1996 is as follows:

                                              Amount          Percent
                                              ------          -------
              Contractual maturity of
                certificate accounts:
                  Under 12 months          $41,995,948           74%
                  12 to 24 months            6,192,281           11
                  24 to 36 months            1,941,646            3
                  36 to 48 months            6,332,678           11
                  48 to 60 months              286,195            1
                  Over 60 months               138,647            -
                                           -----------          ---
                                           $56,887,395          100%
                                           ===========          ===

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     The components of interest expense on deposits for the years ended March
         31, 1996, 1995 and 1994 are as follows:

                                              1996        1995       1994
                                              ----        ----       ----
         NOW, passbook, Super NOW and
           money market demand              $  276,250    297,811    344,054
         Certificates of deposit             3,164,799  2,476,120  2,306,439
                                            ----------  ---------  ---------
                                            $3,441,049  2,773,931  2,650,493
                                            ==========  =========  =========

     At March 31, 1996 and 1995, certificate accounts of $100,000 or greater totaled $3,812,778 and $2,671,496, respectively.

(8)  Advance on FHLB Line of Credit
     ------------------------------

     At March 31, 1995, the Bank had advances of $1,500,000 on a $3,500,000 line of credit from the FHLB of Des Moines. The line of credit expired in January 1996. The rate on this line was 65 basis points above the New York Federal Funds Rate. One to four family real estate mortgages of approximately $27,831,000 were pledged to secure this line of credit.

(9)  Income Taxes
     ------------

     The components of income tax expense from operations are as follows:

                                           Federal     State     Total
                                           -------     -----     -----
          Year ended March 31, 1996:
             Current                       $241,177    31,000   272,177
             Deferred                         4,565       -       4,565
                                           --------   -------   -------
                                           $245,742    31,000   276,742
                                           ========   =======   =======

          Year ended March 31, 1995:
             Current                       $247,659    45,000   292,659
             Deferred                       (54,584)  (17,000)  (71,584)
                                           --------   -------   -------
                                           $193,075    28,000   221,075
                                           ========   =======   =======

          Year ended March 31, 1994:
             Current                       $340,389    57,000   397,389
             Deferred                       (58,000)  (14,000)  (72,000)
                                           --------   -------   -------
                                           $282,389    43,000   325,389
                                           ========   =======   =======

     In addition, during the years ended March 31, 1996 and 1995, the Company recorded deferred income tax benefits of approximately $46,000 and $45,000, respectively, related to unrealized losses on investment securities available-for-sale.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     The reasons for the difference between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                   Percent of earnings before
                                                       income tax expense
                                                  -----------------------------
                                                    1996       1995      1994
                                                    ----       ----      ----
         Expected federal income tax rate             34.0%     34.0      34.0
         Items affecting income tax rate:
           State taxes, net of federal tax benefit     2.2       2.9       3.0
           Reduce valuation allowance for
             capital loss carryforward                  -         -       (4.7)
           Other                                      (1.0)     (2.2)      1.4
                                                      ----      ----      ----
              Effective tax rate                      35.2%     34.7      33.7
                                                      ====      ====      ====

     The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and liabilities at March 31, 1996 and 1995 are as follows:

                                                             1996      1995
                                                             ----      ----
         Unrealized loss on available-for-sale             $ 91,000   45,000
          securities
         Allowance for loan losses                           51,000   35,000
         Accrued compensation                                93,000   45,000
         Other                                                7,000    1,000
                                                           --------  -------
                        Deferred tax assets                 242,000  126,000
                                                           --------  -------

         FHLB dividends                                      33,000   20,000
         Tax bad debt reserve in excess of base year        145,000  110,000
         Fixed asset basis difference                        42,000   50,000
         Core deposit premium                                15,000   15,000
         Accrued interest on loans originated prior to
           September 25, 1985                                10,000    9,000
         Loan origination fees                               41,000    7,000
         Other                                                4,000    4,000
                                                           --------  -------
                        Deferred tax liabilities            290,000  215,000
                                                           --------  -------
                        Net deferred tax liabilities       $ 48,000   89,000
                                                           ========  =======

     There was no valuation allowance for the deferred tax assets at March 31, 1996 or 1995.

     Under the Internal Revenue Code, the Bank is allowed the greater of an experience method bad debt deduction based on actual charge-offs or a statutory bad debt deduction based on a percentage of taxable income before such deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable deduction under the percentage of taxable income method is 8% of income subject to tax before such deduction.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(10) Benefit Plans
     -------------

     Qualified employees of the Company and Bank participate in an employee stock ownership plan (the ESOP). In connection with the conversion described in note 1, the ESOP has borrowed from the Company, the proceeds of which were used to acquire 84,640 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants vest over five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying 1996 consolidated balance sheet. On March 31, 1996, 8,468 shares were allocated to participants. ESOP contributions by the Bank, representing the fair value of allocated shares, charged to compensation and benefits expense in 1996 were approximately $103,000. The fair value of the remaining unallocated shares at March 31, 1996 aggregated approximately $876,000.

     The Bank's employees participate in the Financial Institutions Retirement
         Fund, a noncontributory, multiemployer, defined benefit pension plan which covers all eligible employees with one or more years of continuous service. The Bank's policy is to fund pension costs accrued. Pension expense of $52,000, $53,360 and $4,862 was recorded for the years ended March 31, 1996, 1995 and 1994, respectively.

     The Bank has supplemental retirement plans for officers and directors.
         Under the Directors' Plan, members forfeit their first five years of directors' fees to enter into the plan and will receive monthly payments for a ten-year period beginning at the time the member turns sixty-five. Under the Officers' Plan, two officers, after completing a pre-determined service period, will receive benefit payments beginning at age sixty-five for a term of ten years. Expense under the plans for the years ended March 31, 1996, 1995 and 1994 amounted to approximately $103,000, 111,000 and $99,000, respectively. The Bank has purchased life insurance policies to fund its obligations under the plans.

     The Board of Directors has approved the adoption of a stock option plan and a recognition and retention plan (RRP). Under the stock option plan, options to acquire 105,800 shares of the Company's common stock may be granted to certain officers, directors and employees of the Company or the Bank. The options will enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant. The options will vest over the five years following the date of grant.

     Under the RRP, common stock aggregating 42,320 shares may be awarded to certain officers and directors of the Company and the Bank. The awards will not require any payment by the recipients, and will vest over five years beginning one year after shareholder approval of the RRP.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(11) Financial Instruments With Off-balance Sheet Risk and Concentrations of
     -----------------------------------------------------------------------
     Credit Risk
     -----------

     The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customer financing needs. These financial instruments consist principally of commitments to extend credit. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Bank does not generally require collateral or other security on unfunded loan commitments until such time that loans are funded.

     In addition to financial instruments with off-balance sheet risk, the Bank is exposed to varying risks associated with concentrations of credit relating primarily to lending activities in specific geographic areas. The Bank's principal lending area consists of the agricultural-based rural communities northeast of Kansas City and the Bank's loans are primarily to residents of or secured by properties located in its principal lending area. Accordingly, the ultimate collectibility of the Bank's loan portfolio is dependent upon market conditions in that area. This geographic concentration is considered in management's establishment of the allowance for loan losses.

(12) Regulatory Capital Requirements
     -------------------------------

     Financial Institution Reform, Recovery and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5% of total assets, a minimum 3% leverage capital ratio and a minimum 8% risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Bank met the regulatory capital requirements at March 31, 1996 and 1995.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5%, a tier risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In November 1994, the OTS revised its regulations whereby unrealized gains or losses on available-for-sale securities accounted for under SFAS No. 115 are not considered in the determination of regulatory capital. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions and other changes in the legal and regulatory environment for institutions. The Bank met the regulatory capital requirements at March 31, 1996 and 1995.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     At March 31, 1996, the Bank had federal income tax bad debt reserves of approximately $2,060,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income would be created to the extent of the charges. The Bank's retained earnings at March 31, 1996 was substantially restricted because of the effect of these tax bad debt reserves.

(13) Fair Value of Financial Instruments
     -----------------------------------

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of March 31, 1996, including methods and assumptions utilized, are set forth below:

                                                     Carrying    Estimated
                                                      amount     fair value
                                                      ------     ----------
         Investment securities                      $ 6,362,850   6,363,000
                                                    ===========  ==========

         Mortgage-backed securities                 $24,205,849  23,926,000
                                                    ===========  ==========

         Loans, net of unearned fees and
          allowance for loan losses                 $45,031,460  44,104,000
                                                    ===========  ==========

         Noninterest bearing demand deposit         $   164,993     165,000
         Money market and NOW deposits                5,877,322   5,877,000
         Passbook accounts                            3,675,537   3,676,000
         Certificate accounts                        56,887,395  57,184,000
                                                    -----------  ----------
                   Total deposits                   $66,605,247  66,902,000
                                                    ===========  ==========

     Methods and Assumptions Utilized
     --------------------------------

     The estimated fair value of mortgage-backed and investment securities, except certain obligations of states and political subdivisions, is based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain obligations of states and political subdivisions is not readily available through market sources other than dealer quotations, so fair value estimates are based upon quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


     The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans, if any, is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

     The estimated fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, money market accounts, passbook accounts and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     Limitations
     -----------

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(14) Parent Company Only Condensed Financial Statements
     --------------------------------------------------

     Following is condensed financial information of the Parent Company Only as of and for the year ended March 31, 1996:

                            Condensed Balance Sheet

                                    Assets
                                    ------

         Interest-bearing deposits                  $ 2,291,521
         Investment and mortgage-backed               2,278,473
           securities available-for-sale
         Loans receivable                               761,760
         Investment in subsidiary                    10,765,886
         Other                                           44,986
                                                    -----------
            Total assets                            $16,142,626
                                                    ===========

                     Liabilities and Stockholders' Equity
                     ------------------------------------

         Accrued expenses and other liabilities     $   107,685
         Stockholders' equity                        16,034,941
                                                    -----------
            Total liabilities and stockholders'     $16,142,626
             equity                                 ===========


                        Condensed Statement of Earnings

         Dividends from subsidiary                  $   286,152
         Interest income                                152,268
         Other expense, net                             (40,514)
                                                    -----------
           Income before equity in
             undistributed earnings of subsidiary       397,906

         Increase in undistributed equity of
           subsidiary                                   155,450
                                                    -----------
           Earnings before income taxes                 553,356

         Income tax expense                              42,833
                                                    -----------
           Net earnings                             $   510,523
                                                    ===========

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

                      Condensed Statement of Cash Flows

            Cash flows from operating activities:
              Net earnings                            $   510,523
              Increase in undistributed equity of        (155,450)
                subsidiary
              Other                                       (40,319)
                                                       ----------
                  Net cash provided by
                    operating activities                  314,754
                                                       ----------

            Cash flows from investing activities:
              Net increase in loans receivable           (761,760)
              Purchase of investment and
                mortgage-backed securities
                available-for-sale                     (2,412,969)
              Principal payments on investment and
                mortgage-backed securities
                available-for-sale                        127,846

              Investment in subsidiary                 (5,023,750)
                                                       ----------
                  Net cash used by
                    investing activities               (8,070,633)
                                                       ----------

            Cash flows from financing activities:
              Issuance of 10,580 shares common
              stock, net of offering costs             10,047,400
                                                       ----------
                  Cash at end of year                 $ 2,291,521
                                                      ===========

     Dividends paid by the Company are provided through subsidiary Bank dividends. At March 31, 1996, the Bank could distribute dividends of up to $463,000 without regulatory approvals.

                              HARDIN BANCORP, INC.
                              --------------------
                            STOCKHOLDER INFORMATION
                            -----------------------

Annual Meeting
- --------------

The Annual Meeting of Stockholders will be held at 1:30 p.m., Hardin, Missouri time on July 25, 1996, at the American Legion Hall located at 103 West Elm Street, Hardin, Missouri 64035.

Stock Listing
- -------------

Hardin Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "HFSA."

Price Range of Common Stock
- ---------------------------

The per share price range of the common stock for each quarter since the common stock began trading on September 29, 1995 was as follows:


            FISCAL 1996        HIGH        LOW       DIVIDENDS
            -----------        ----        ---       ---------

            Third Quarter     $13.00      $10.00     $ --
            Fourth Quarter    $12.00      $11.25     $ .10

A $.10 per share dividend was declared by the Board of Directors on March 21, 1996, payable April 18, 1996 to stockholders of record on April 4, 1996. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At March 31, 1996, there were 1,058,000 shares of Hardin Bancorp, Inc. (HFSA) common stock issued and outstanding (including unallocated ESOP shares) and there were 601 registered holders of record.

Shareholders and General Inquiries                 Transfer Agent
- ----------------------------------                 --------------

Robert W. King                                     Registrar and Transfer Co.
President                                          10 Commerce Drive
Hardin Bancorp, Inc.                               Cranford, New Jersey 07016
2nd and Elm Street
Hardin, Missouri 64035
(816) 398-4312

Annual and Other Reports
- ------------------------

A copy of Hardin Bancorp, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. King, President and Chief Executive Officer, Hardin Bancorp, Inc., 2nd and Elm Street, Hardin, Missouri 64035.

                              HARDIN BANCORP, INC.
                              --------------------
                             CORPORATE INFORMATION
                             ---------------------


Company and Bank Address
- ------------------------

2nd and Elm Street                             Telephone:  (816) 398-4312
Hardin, Missouri 64035                         Fax:        (816) 398-4317

Board of Directors
- ------------------

Ivan Hogan
     Chairman of Hardin Bancorp, Inc. and      David D. Lodwick
     Hardin Federal Savings Bank                    Attorney at Law
     and Retired CEO of
     Hardin Federal Savings Bank               W. Levan Thurman
                                                    Retired Funeral
                                                    Director
Robert W. King
     President of Hardin Bancorp, Inc.,        David Hatfield
     and Hardin Federal Savings Bank                Farmer and Part-time
                                                    Broker

Hardin Bancorp, Inc. Executive Officers
- ---------------------------------------

Robert W. King                                 William L. Homan
     President and Chief Executive Officer          Vice President and
                                                    Treasurer

Karen K. Blankenship
     Senior Vice President and Secretary


Hardin Federal Savings Bank Executive Officers
- ----------------------------------------------

Robert W. King                                 William L. Homan
     President and Chief Executive Officer          Vice President and
                                                    Treasurer

Karen K. Blankenship                           Lyndon M. Goodwin
     Senior Vice President and Secretary            Vice President of
                                                    Lending


Independent Accountants                            Special Counsel
- -----------------------                            ---------------

KPMG Peat Marwick LLP                          Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                        Pomerenk, and Schick
Post Office Box 13127                          5335 Wisconsin Ave, N.W.,
Kansas City, Missouri 64199                    Suite 400
                                               Washington, D.C. 20015