Form 10KSB, Exhibit 13
period 1997-03-31
HARDIN BANCORP INC
filed 1997-06-27
CIK 947220

                                                                    Exhibit 13


                               TABLE OF CONTENTS

                                                                          Page

President's Message.................................................       1

General Information.................................................       2

Selected Consolidated Financial and Other Data of the Company.......       3

Management's Discussion and Analysis of Financial Condition
    and Results of Operations.......................................       5

Consolidated Financial Statements...................................      18

Stockholder Information.............................................      42

Corporate Information...............................................      43

Hardin
     Bancorp, Inc.
(Holding Company for Hardin Federal Savings Bank)




June 26, 1997



Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of Hardin Bancorp, Inc. and its wholly owned subsidiary, Hardin Federal Savings Bank, are pleased to provide you with our second annual report.

1997 was our second year as a stock company after serving area communities for more than 107 years as a mutual savings institution. Net earnings for the year were $464,251, down from $510,523 for fiscal 1996. The decrease was primarily due to the special assessment in the amount of $441,018 to recapitalize the Saving Association Insurance Fund (SAIF). The one-time expense related to the special assessment should result in lower SAIF premiums in the future. Net earnings would have been $743,000 without the SAIF assessment.

Loans increased by $9,536,110, with increases in residential, commercial, and consumer loans. Assets increased $19,966,926 to $103,353,748, and stockholders' equity decreased $2,825,215 in large part due to the Company purchasing 240,960 shares of its outstanding common stock (of which 42,320 shares were utilized to fund the Hardin Bancorp, Inc., Recognition and Retention Plan).

We are excited to announce our plans to build a new bank facility in Richmond, which will provide much needed additional space, equipment and personnel to accommodate our future growth.

Our goals continue to be to enhance shareholder value while fulfilling our mission as a community oriented financial institution committed to our customers and the communities we serve.

Thank you for your confidence in our company, and we are looking forward to a prosperous future.

Sincerely,


/s/ Robert W. King
---------------------------
Robert W. King
President

GENERAL INFORMATION

Hardin Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Hardin Federal Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 28, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (ESOP), and the remaining net proceeds of the Conversion retained by the Company of approximately $1.5 million. The business of the Company initially consists of the business of the Bank.

The Bank, which was originally chartered in 1888 as a Missouri-chartered mutual savings and loan association, is headquartered in Hardin, Missouri. The Bank amended its mutual charter to become a federal mutual savings bank in 1995. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (FDIC). The Bank serves the financial needs of its customers throughout Ray and Clay Counties through its offices in Hardin, Richmond, and Excelsior Springs, Missouri. At March 31, 1997, the Bank had total assets of $103.4 million, deposits of $70.2 million and stockholders' equity of $13.2 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Bank attracts deposits from the general public and uses such funds, together with Federal Home Loan Bank of Des Moines (FHLB) advances, primarily to originate and purchase loans secured by first mortgages on owner-occupied one-to-four family residences. The Bank also originates construction and consumer loans and, to a lesser extent, land loans and commercial real estate loans. The Bank also invests in mortgage-backed securities, which are insured or guaranteed by federal agencies, and other investment securities.

                              HARDIN BANCORP, INC.
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                            At or for the years ended March 31,
                                        ---------------------------------------------------------------------------
                                           1997            1996           1995(1)          1994(1)         1993(1)
                                        ---------        --------        ---------        ---------       ---------
                                                      (Dollars in Thousands, except per share data)
Selected Financial
        Condition Data:
Total assets                             $103,354         $ 83,387        $ 75,993         $ 73,495        $ 73,743
Loans receivable, net                      54,568           45,031          33,230           29,105          26,668
Mortgage-backed securities:
        Held to maturity                   13,457           16,299          28,473           32,743          36,090
        Available for sale                  5,757            7,907               0                0               0
Investment securities                      22,340            6,363           7,760            6,598           4,882
FHLB stock                                    950              742             727              727             625
Other interest-bearing deposits             4,007            5,430           4,306            2,820           3,875
Deposits                                   70,201           66,605          67,449           66,722          67,476
FHLB advances                              19,000                0           1,500                0               0
Total stockholders' equity                 13,210           16,035           6,393            6,064           5,422

Selected Operations Data:
Total interest income                       6,684            5,552           4,694            4,587           5,249
Total interest expense                      3,915            3,454           2,816            2,653           3,330
                                        ---------        ---------       ---------        ---------       ---------
        Net interest income                 2,769            2,098           1,878            1,934           1,919


Provision for loan losses                      34               14               0               26              26
                                        ---------        ---------       ---------        ---------       ---------
Net interest income after
        provision for loan losses           2,735            2,084           1,878            1,908           1,893
                                        ---------        ---------       ---------        ---------       ---------
Loan fees and service charges                 117              110             116              123             134
(Loss)/gain on sales of loans,
        investments and mortgage-
        backed securities                      (2)               2             (39)             126              90
Other non-interest income                     158              167             110               59              (2)
                                        ---------        ---------       ---------        ---------       ---------
        Total non-interest income             273              279             187              308             222
                                        ---------        ---------       ---------        ---------       ---------
Total non-interest expense (2)              2,270            1,576           1,427            1,250           1,125
                                        ---------        ---------       ---------        ---------       ---------
        Earnings before income
            taxes                             738              787             638              966             990
Income tax expense (3)                        274              277             221              325             397
                                        ---------        ---------       ---------        ---------       ---------
        Net earnings                     $    464         $    511        $    417         $    641        $    593
                                        =========        =========       =========        =========       =========
 Net earnings per common share:
        primary and fully diluted        $   0.51         $   0.52        $    n/a         $    n/a        $    n/a
                                        =========        =========       =========        =========       =========
Weighted average common &
        common equivalent shares
        outstanding                       906,334          973,383             n/a              n/a             n/a
                                        =========        =========       =========        =========       =========

                                                                                 At or for the years ended March 31,
                                                                    ------------------------------------------------------------
                                                                     1997          1996         1995         1994          1993
                                                                    ------        ------       ------       ------        ------
Selected Financial
        Ratios and Other Data:
Performance Ratios:
        Return on assets (ratio of net earnings to average
          total assets)                                               0.50%         0.64%        0.56%         0.87%        0.81%
Return on equity (ratio of net earnings to average equity)            3.18          4.25         6.68         11.18        11.57
Interest rate spread (4)
        Average during period                                         2.27          2.00         2.25          2.40         2.38
        End of period                                                 2.61          2.37         1.85          2.52         2.75
        Net interest margin (5)                                       3.04          2.70         2.56          2.68         2.68
        Ratio of non-interest expense to average total assets         2.43          1.98         1.91          1.70         1.54
        Ratio of average interest earning assets to average
          interest-bearing liabilities                              117.85        115.76       107.95        107.59       106.47


Quality Ratios:
        Non-performing assets to total assets at end of period        0.37          0.15         0.22          0.24         0.29
        Allowance for loan losses to non-performing loans            41.58        107.38        70.83         64.29        42.08
        Allowance for loan losses to loans receivable, net            0.29          0.29         0.36          0.40         0.35

Capital Ratios (6):
        Equity to total assets at end of period                      12.78         19.23         8.41          8.25         7.35
        Average equity to average assets                             15.70         15.05         8.33          7.80         7.01

Other Data:
        Number of full service offices                                   3             3            3             3            3

(1) Information for periods prior to 1996 relates to Hardin Federal Savings Bank and subsidiary.
(2) Total non-interest expense for the year ended March 31, 1997 includes the one time SAIF assessment of $441,000.
(3)   The Bank adopted Statement of Financial Accounting Standards ("SFAS")
      No. 109 during the year ended March 31, 1994.
(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(6) For a discussion of the Bank's regulatory capital ratios, see "Management's Discussion and Analysis of Financial condition and Results of Operations - Liquidity and Capital Resources."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

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

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. The net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees, service charges and other income, which includes commissions from sales of insurance by the Bank's service corporation. Non-interest expense consists principally of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising, and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

FINANCIAL CONDITION

Total Assets. Total assets increased $20.0 million or 23.9% to $103.4 million at March 31, 1997 from $83.4 million at March 31, 1996. The increase was primarily funded by an increase in FHLB advances of $19.0 million and an increase in deposits of $3.6 million. These funds, and a $5.0 million decrease in mortgage-backed securities were used to finance a $9.5 million increase in loans and a $16.0 million increase in investment securities.

Loans Receivable, Net. Loans receivable, net increased by $9.5 million or 21.2% to $54.5 million at March 31, 1997 from $45.0 million at March 31, 1996. The increase is primarily due to increased loan demand in the market areas served by the Bank's three full-service offices and the purchase of loans totaling $4.4 million during the year.

Mortgage-Backed Securities. Mortgage-backed securities decreased by $5.0 million or 20.6% to $19.2 million at March 31, 1997 from $24.2 million at March 31, 1996. The decrease was due to prepayments on loans which secure the Bank's mortgage-backed securities.

Investment Securities. Investment securities increased $16.0 million or 251.1% to $22.3 million at March 31, 1997 from $6.3 million at March 31, 1996. The increase was funded by FHLB advances in conjunction with the Company's growth objectives to enhance return on stockholders' equity. The investment securities acquired are United States agency obligations.

Deposits. Deposits increased $3.6 million or 5.4% to $70.2 million at March 31, 1997 from $66.6 million at March 31, 1996. Special certificates of deposit and more aggressive pricing of deposits and marketing contributed to the increase.


Federal Home Loan Bank Advances. FHLB advances increased to $19.0 million at March 31, 1997. These advances were used to fund growth in loans and investment securities. It is anticipated that FHLB advances will continue to be utilized to meet the Company's growth objectives.

Equity. Total stockholders' equity decreased by $2.8 million, to $13.2 million at March 31, 1997 from $16.0 million at March 31, 1996. Earnings for the year provided a $464,251 increase and a decrease in the unearned employee stock ownership plan added $124,920. These amounts were offset by the purchase of 240,960 shares of treasury stock for $3.1 million (of which 42,320 shares with a market price of $498,150 were utilized to fund the Hardin Bancorp, Inc., Recognition and Retention Plan), declaration of cash dividends of $354,801, and an increase in unrealized loss on available for sale securities.

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

                                                                          Year Ended March 31,
                                      ---------------------------------------------------------------------------------------------
                                                     1997                          1996                           1995
                                      ---------------------------------------------------------------------------------------------
                                         Average    Interest            Average   Interest            Average    Interest
                                       Outstanding   Earned/  Yield/  Outstanding  Earned/  Yield/  Outstanding   Earned/    Yield/
                                         Balance      Paid     Rate     Balance     Paid     Rate     Balance      Paid       Rate
                                       -----------  --------  ------  -----------  -------  ------  ------------  -------    ------
                                                                        (Dollars in Thousands)
Interest-earning assets:
  Loans receivable                       $50,433    $ 4,117    8.16%    $39,203    $ 3,194    8.15%    $31,034    $ 2,466     7.95%
  Mortgage-backed securities              21,127      1,347    6.38      26,232      1,619    6.17      30,149      1,574     5.22
  Investment securities                   14,927        986    6.61       6,922        376    5.43       8,960        495     5.52
  FHLB stock                                 794         55    6.93         732         53    7.24         727         59     8.12
  Other interest bearing deposits          3,758        179    4.76       4,639        310    6.68       2,536        100     3.94
                                         -------    -------    -----    -------    -------    -----    -------    -------     -----
Total interest-earning assets (1)        $91,039    $ 6,684    7.34%    $77,728    $ 5,552    7.14%    $73,406    $ 4,694     6.39%
                                         =======    =======    =====    =======    =======    =====    =======    =======     =====

Interest-bearing liabilities:
  Passbook accounts                      $ 3,567    $    87    2.44%    $ 4,225    $    91    2.15%    $ 4,437    $   109     2.46%
  Demand and NOW deposits                  6,439        199    3.09       5,958        185    3.11       7,194        189     2.63
  Certificate accounts                    57,241      3,094    5.41      56,754      3,165    5.58      55,717      2,476     4.44
  FHLB advances                           10,000        535    5.35         208         13    6.25         654         42     6.42
                                         -------    -------    -----    -------    -------    -----    -------    -------     -----
Total interest-bearing liabilities       $77,247    $ 3,915    5.07%    $67,145    $ 3,454    5.14%    $68,002    $ 2,816     4.14%
                                         =======    =======    =====    =======    =======    =====    =======    =======     =====

Net interest income                                 $ 2,769                        $ 2,098                        $ 1,878
                                                    =======                        =======                        =======
Net interest rate spread (2)                                   2.27%                          2.00%                           2.25%
                                                               =====                          =====                           =====
Net interest-earning assets              $13,792                        $10,583                        $ 5,404
                                         =======                        =======                        =======
Net interest margin (3)                                        3.04%                          2.70%                           2.56%
                                                              =====                          =====                           =====
Average interest-earning assets to
  average interest-bearing liabilities               117.85%                        115.76%                        107.95%
                                                    ========                       ========                       ========

(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.

The following table presents the weighted average yields earned on loans, mortgage-backed securities, investment, and other interest-earning assets, and the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated.

                                                          At March 31,
                                               -------------------------------
                                                1997         1996        1995
                                               ------       ------      ------
Weighted average yield on:
     Loans receivable                           8.38%        8.51%       8.08%
     Mortgage-backed securities                 7.40         6.65        5.95
     Investment securities                      6.93         6.05        5.64
     FHLB stock                                 7.00         6.75        7.00
     Other interest-earning assets              5.33         5.15        5.33
     Combined weighted average yield on
         interest-earning assets                7.78%        7.53%       6.84%
                                               ------       ------      ------
Weighted average rate paid on:
     Passbook accounts                          2.50%        2.50%       2.50%
     Demand and NOW deposits                    3.05         3.06        2.79
     Certificate accounts                       5.48         5.56        5.37
     FHLB advances                              5.68         0.00        6.16
     Combined weighted average rate paid on
         interest-bearing liabilities           5.17%        5.16%       4.99%
                                               ------       ------      ------
             Interest rate spread               2.61%        2.37%       1.85%
                                               ======       ======      ======

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes due to changes in outstanding balances and those due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by prior interest rate) and (ii) changes in rates (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                                          Year Ended March 31,
                                            ----------------------------------------------------------------------------------
                                                             1997 vs 1996                               1996 vs 1995
                                            ----------------------------------------------------------------------------------
                                                   Increase                                   Increase
                                                  (Decrease)                                 (Decrease)
                                                    Due to                Total                Due to                   Total
                                            ----------------------       Increase      -----------------------        Increase
                                             Volume         Rate        (Decrease)      Volume          Rate         (Decrease)
                                            ----------------------       --------      -----------------------        --------
                                                                           (Dollars in Thousands)
Interest-earning assets:
        Loans receivable                    $   919        $     4        $   923        $   667        $    76        $   743
        Mortgage-backed securities             (325)            53           (272)          (219)           264             45
        Investment securities                   513             97            610           (125)            (9)          (134)
        FHLB stock                                4             (2)             2              0             (6)            (6)
        Other interest-earning assets           (52)           (79)          (131)           115             95            210
                                            -------        -------        -------        -------        -------        -------
Total interest-earning assets               $ 1,059        $    73        $ 1,132        $   438        $   420        $   858
                                            -------        -------        -------        -------        -------        -------
Interest-bearing liabilities:
        Savings deposits                    $    (2)       $    (2)       $    (4)       $    (5)       $   (13)       $   (18)
        Demand and NOW                           15             (1)            14            (36)            32             (4)
        Certificate accounts                     27            (98)           (71)            47            642            689
        Borrowings                              524             (2)           522            (28)            (1)           (29)
                                            -------        -------        -------        -------        -------        -------
Total interest-bearing liabilities          $   564        $  (103)       $   461        $   (22)       $   660        $   638
                                            -------        -------        -------        -------        -------        -------
        Net interest income                 $   495        $   (30)       $   671        $   460        $  (240)       $   220
                                            =======        =======        =======        =======        =======        =======

Comparison of operating results for the years ended March 31, 1997 and March 31, 1996.

Performance Summary. Net earnings for the year ended March 31, 1997 decreased by $47,000 or 9.1% to $464,000 from $511,000 for the year ended March 31, 1996.
Earnings per share were $.51 for the year ended March 31, 1997, and $.52 for the year ended March 31, 1996. The results were impacted by an increase of $671,000 in net interest income and a $3,000 decrease in income taxes offset by a $20,000 increase in the provision for loan loss, a $6,000 decrease in non-interest income and a $694,000 increase in non-interest expense. For the years ended March 31, 1997 and 1996, the returns on average assets were .50% and .64%, respectively, while the returns on average equity were 3.18% and 4.25%, respectively.

A provision in the Omnibus Appropriation Bill passed by Congress and signed by President Clinton on September 30, 1996, included a special assessment to recapitalize the Savings Association Insurance Fund (SAIF). The assessment of
65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pretax expense of $441,000 to the Bank. Without the SAIF assessment, net income would have been $743,000, return on average assets would have been .80%, return on average equity would have been 5.04% and earnings per share would have been $.82 for the fiscal year ended March 31, 1997.

The recapitalization of SAIF is anticipated to reduce premiums for deposit insurance from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cents is anticipated for the years 1997 through 1999, then decreasing further to 2.4 cents from year 2000 to 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF).

Net Interest Income. Net interest income increased from $2.1 million for the fiscal year ended March 31, 1996 to $2.8 million for the current fiscal year, an increase of $700,000. This reflects an increase of $1.1 million in interest income to $6.7 million from $5.6 million and an increase in interest expense of $461,000 to $3.9 million from $3.5 million. The net increase was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 117.85% in 1997 from 115.76% in 1996.

For the year ended March 31, 1997, the average yield on interest-earning assets was 7.34% compared to 7.14% for 1996. The average cost of interest-bearing liabilities was 5.07% for the year ended March 31, 1997, a decrease from 5.14% for 1996. The average balance of interest-earning assets increased $13.3 million to $91.0 million for the year ended March 31, 1997 compared to $77.7 million for fiscal 1996. During the same period, the average balance of interest-bearing liabilities increased by $10.1 million to $77.2 million for the year ended March 31, 1997 from $67.1 million in fiscal 1996.

The average interest rate spread was 2.27% for the year ended March 31, 1997 compared to 2.00% for fiscal 1996. The average net interest margin increased to 3.04% for the year ended March 31, 1997 compared to 2.70% for the year ended March 31, 1996.

Provision for Loan Losses. During the year ended March 31, 1997, the Company recorded a $34,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in the past two years. The allowance for loan losses of $158,000 or .29 % of loans receivable, net at March 31, 1997, compares to $131,000 or .29% of loans receivable, net at March 31, 1996. The allowance for loan losses as a percentage of non-performing assets was 41.58% at March 31, 1997, compared to 107.38% at March 31, 1996, due to an increase in the Company's non-performing assets during fiscal 1997.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses, at a level considered to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-Interest Income. For the year ended March 31, 1997, non-interest income decreased by $6,000 or 2.2% due primarily to lower loan servicing fees, a loss in the amount of $2,000 on the sale of investments and reduced earnings from the Company's investment in its data processing center.

Non-Interest Expense. Non-interest expense increased $694,000 to $2.3 million for the year ended March 31, 1997 from $1.6 million for the year ended March 31, 1996. The increase was due to an increase in the amount of $51,000 for the Hardin Bancorp Inc., Employee Stock Ownership Plan (ESOP), $85,000 related to the Hardin Bancorp Inc., Recognition and Retention Plan (RRP), a special assessment of $441,000 to recapitalize the Savings Association Insurance Fund
(SAIF), and additional legal, accounting, and tax expense associated with being a public company.

Income Taxes. Income taxes decreased $3,000 to $274,000 for the year ended March 31, 1997 from $277,000 for the year ended March 31, 1996. The decrease is due to the decrease in pre-tax income. The Company's effective tax rate was 37% for fiscal 1997 and 35% for fiscal 1996.


Comparison of operating results for the years ended March 31, 1996 and March 31, 1995.

Performance Summary. Net earnings for the year ended March 31, 1996 increased by $94,000 or 22.5% to $511,000 from $417,000 for the year ended March 31, 1995.
The increase was primarily due to an increase in net interest income of $220,000 offset by an increase in non-interest income in the amount of $92,000 and an increase in non-interest expense of $148,000. For the years ended March 31, 1996 and 1995, the return on average assets was .64% and .56%, respectively, while the return on average equity was 4.25% and 6.68%, respectively.

Net Interest Income. Net interest income increased from $1.9 million for the fiscal year ended March 31, 1995 to $2.1 million for the year ended March 31, 1996, an increase of $220,000. This reflects an increase of $858,000 in interest income to $5.6 million from $4.7 million and an increase in interest expense of $638,000 to $3.4 million from $2.8 million. The net increase was primarily due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 115.76% in 1996 from 107.95% in 1995. The increase in the ratio was due primarily to the deployment of the $10.0 million of net proceeds from the Company's stock conversion.

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

Asset Liability Management

One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, the Company also generally sold its long-term fixed-rate loans in the secondary market. The Company currently retains longer term fixed rate loans in the portfolio as part of its effort to increase the size and yield of its loan portfolio and to reduce its mortgage-backed securities portfolio. The Company has adopted an informal policy, which is subject to change from time to time, to increase the longer term fixed rate loans in its portfolio so that such loans comprise up to 50% of total loans receivable. In addition, the Company has invested in short to intermediate term investments and adjustable rate mortgage-backed securities, which although long-term in nature, adjust periodically in response to changes in general levels of interest rates.

The Company has historically relied upon retail deposit accounts as its primary source of funds. Management believes that retail deposit accounts as a source of funds, compared to brokered deposits and long-term borrowings, reduces the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. In addition, the Company has emphasized longer term certificate accounts in an effort to extend the maturity of its liabilities. In order to meet the Company's growth objectives more reliance has been placed on FHLB advances to fund loans and investments. During 1997 the Bank obtained FHLB advances in the aggregate amount of $19.0 million.

The Company's Board of Directors has formulated an Asset Liability Management Policy designed to promote long-term profitability while managing interest-rate risk. The Company recognizes the inherent risk in its interest-sensitive gap position, particularly in periods of fluctuating interest rates. The current negative one-year gap position is within the board-prescribed limits.

The following table sets forth at March 31, 1997, the amount of interest-earning assets and interest-bearing liabilities maturing or repricing within the time periods indicated. The table assumes an 8% annual prepayment rate for fixed-rate real estate loans, adjustable-rate real estate loans, mortgage-backed securities and consumer loans. The Bank's deposits are classified as repricing in the "six months or less" category, except for certificate accounts which are classified based upon their actual maturity.

                                                                       Maturing or Repricing
                                              -------------------------------------------------------------------------
                                                            Over 6        Over        Over
                                              6 Months     Months to      1-3         3-5         Over
                                              or Less      One Year      Years       Years       5 Years        Total
                                              -------------------------------------------------------------------------
                                                                       (Dollars in Thousands)
Interest-earning assets:
   Fixed rate real estate loans               $ 1,575       $ 1,544     $ 3,888      $ 4,007      $16,852      $ 27,866
   Adjustable rate real estate loans            6,650         9,125       6,494          331            0        22,600
   Consumer loans                                 983           560       1,552        1,618          858         5,571
   Mortgage-backed securites:
       Held  to maturity                        8,801         4,656           0            0            0        13,457
       Available for sale                       5,243           514           0            0            0         5,757
   Investment securities                       12,004             0       2,854        1,944        5,538        22,340
   FHLB stock                                     950             0           0            0            0           950
   Other                                        4,007             0           0            0            0         4,007
                                              -------       -------     -------      -------      -------      --------
       Total interest-earning assets          $40,213       $16,399     $14,788      $ 7,900      $23,248      $102,548
                                              =======       =======     =======      =======      =======      ========
Interest-bearing liabilities:
   Savings deposits                           $ 3,592       $     0     $     0      $     0      $     0      $  3,592
   Demand and NOW deposits                      6,570             0           0            0            0         6,570
   Certificate accounts                        22,514        18,381       7,982        9,125        2,037        60,039
   FHLB  advances                              15,000             0       4,000            0            0        19,000
                                              -------       -------     -------      -------      -------      --------
       Total interest-bearing liabilities     $47,676       $18,381     $11,982      $ 9,125      $ 2,037      $ 89,201
                                              =======       =======     =======      =======      =======      ========
Interest-earning assets
   less interest-bearing liabilities          $(7,463)      $(1,982)    $ 2,806      $(1,225)     $21,211      $ 13,347

Cumulative interest-rate
   sensitivity gap                            $(7,463)      $(9,445)    $(6,639)     $(7,864)     $13,347      $ 13,347

Cumulative interest-rate gap as a
   percentage of assets at
   March 31, 1997                              -7.22%        -9.14%       -6.42%       -7.61%       12.91%        12.91%

Cumulative interest-rate gap as a
   percentage of interest-earning
   assets at March 31, 1997                    -7.28%        -9.21%       -6.47%       -7.67%       13.02%        13.02%

Net Portfolio Value

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (OTS) adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.

             INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

                 Net Portfolio Value                 NPV as % of PV Assets
 Change
in Rates         $ Amount   $ Change   % Change     NPV Ratio       Change
--------         --------   --------   --------     ---------       ------
+400  bp          4,598     (9,068)      -66%         5.03%        -816  bp
+300  bp          6,860     (6,806)      -50%         7.26%        -592  bp
+200  bp          9,305     (4,361)      -32%         9.53%        -366  bp
+100  bp         11,629     (2,037)      -15%        11.54%        -165  bp
   0  bp         13,666                              13.19%
-100  bp         15,211      1,545       +11%        14.35%        +116  bp
-200  bp         15,789      2,123       +16%        14.69%        +150  bp
-300  bp         16,167      2,501       +18%        14.86%        +168  bp
-400  bp         16,785      3,119       +23%        15.22%        +203  bp



                                                      March 31,     March 31,
RISK MEASURES:  200 BP RATE SHOCK***                    1997          1996
                                                      ---------     ---------
Pre-Shock NPV Ratio:  NPV as % of PV of Assets         13.19%        14.98%
Exposure Measure:  Post-Shock NPV Ratio                 9.53%        13.11%
Sensitivity Measure:  Change in NPV Ratio             -366 bp       -187 bp


Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

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

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, FHLB advances, repayments and prepayments of loans and mortgage-backed securities, the maturity of investment securities and interest income. Although maturity and scheduled amortization of loans are relatively predictable sources of funds, deposit flows and prepayments on loans are influenced significantly by general interest rates, economic conditions and competition.

The primary investing activity of the Company is originating adjustable rate mortgages and fixed rate mortgages to be held to maturity. The Company will purchase loans from other Missouri originators if loans are unavailable in its market area. For the fiscal years ended March 31, 1997 and 1996, the Bank originated loans for its portfolio in the amount of $16.2 million and $13.9 million, respectively. The purchases of loans totaling $4.4 million and $6.9 million during fiscal years ended March 31, 1997 and 1996, were partially funded by principal repayments of $15.5 million and $13.4 million, respectively.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, State or Federal Agency obligations) of not less than 5.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 8.81% and 7.74%, respectively, at March 31, 1997 and 1996.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At March 31, 1997 and 1996, cash and cash equivalents were $4.3 million and $5.7 million, respectively.

Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB. Should the Company require funds beyond its ability to generate them internally additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At March 31, 1997, the Bank had outstanding loan commitments of $708,800 and undisbursed loans in process of $1.4 million. Additionally, the Bank plans construction of a new branch facility in Richmond, scheduled to begin by July 1, 1997, at an estimated cost of $850,000. Prior to March 31, 1997, approximately $95,000 was disbursed for the purchase of the land. The project is scheduled for completion by year end. It is anticipated that sufficient funds will be available to meet current loan commitments including loan applications received and in process, as well as, funds for the construction of the new branch.

Certificates of deposit which are scheduled to mature in one year or less at March 31, 1997 were $40.9 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 1997 the Bank had tangible capital of $11.6 million, or 11.3% of total adjusted assets, which is approximately $10 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $11.6 million, or 11.3% of adjusted total assets, which is $8.5 million above the minimum leverage ratio requirement of 3.0% in effect on that date. The Bank had total capital of $11.7 million and total risk-weighted assets of $40.6 million, or total capital of 28.9% of risk-weighted assets. This was $8.5 million above the 8.0% requirement in effect on that date.

Recent Accounting Developments

In 1997, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 122 related to mortgage loan origination costs. The impact on the financial statements was immaterial. The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation" in 1997. The Company has chosen not to apply the accounting provisions of SFAS No. 123 in its financial statements, but rather to disclose pro forma amounts.

The Company will adopt SFAS Nos. 125 and 127 relating to transfers and servicing of financial assets and extinguishments of liabilities during 1997 and 1998, according to the required implementation dates. The adoption of these statements is not expected to have a material effect on the financial position or results of operations.

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending March 31, 1998. Retroactive application will be required. If the provisions of SFAS No. 128 had been applied for the years ended March 31, 1997 and 1996, basic earnings per share would have been $.52 and $.52, respectively and diluted earnings per share would have been $.51 and $.52, respectively.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of change in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In the current increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

                               [KPMG Letterhead]






                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Hardin Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Hardin Bancorp, Inc. and subsidiaries (the Company) as of March 31, 1997 and 1996 and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended, and the related consolidated statements of earnings, stockholders' equity and cash flows of Hardin Federal Savings Bank and subsidiary (the Bank) for the year ended March 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended and the results of the Bank's operations and cash flows for the year ended March 31, 1995, in conformity with generally accepted accounting principles.


                            /s/KPMG Peat Marwick LLP



Kansas City, Missouri
May 14, 1997

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                           Consolidated Balance Sheets

                             March 31, 1997 and 1996


                                     Assets                                                         1997                    1996
                                                                                                    ----                    ----

Cash                                                                                         $     258,745                 253,557
Interest-bearing deposits in other financial institutions                                        4,007,164               5,430,396
Investment securities available-for-sale (note 3)                                               22,340,420               6,362,850
Mortgage-backed securities (note 4):
     Held-to-maturity                                                                           13,456,912              16,298,987
     Available-for-sale                                                                          5,757,213               7,906,862
Loans receivable, net (note 5)                                                                  54,567,570              45,031,460
Accrued interest receivable on:
     Investment securities                                                                         309,223                 116,562
     Mortgage-backed securities                                                                    144,271                 188,532
     Loans receivable                                                                              329,200                 296,775
Real estate owned                                                                                  103,410                    --
Premises and equipment (note 6)                                                                    850,210                 510,218
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                                      950,000                 742,000
Deferred income taxes receivable (note 9)                                                           43,000                    --
Prepaid expenses and other assets                                                                  236,410                 248,623
                                                                                             -------------              ----------
                Total assets                                                                 $ 103,353,748              83,386,822
                                                                                             =============              ==========

                      Liabilities and Stockholders' Equity

Liabilities:
     Deposits (note 7)                                                                       $  70,200,857              66,605,247
     Advances from borrowers for property taxes and insurance                                      275,440                 223,752
     Advances on FHLB line of credit (note 8)                                                   19,000,000                    --
     Accrued interest payable                                                                       55,251                  30,385
     Income taxes payable (note 9):
        Current                                                                                    137,164                  56,575
        Deferred                                                                                      --                    48,000
     Accrued expenses and other liabilities                                                        475,310                 387,922
                                                                                             -------------              ----------
                Total liabilities                                                               90,144,022              67,351,881
                                                                                             -------------              ----------

Stockholders' equity:
     Common stock, $.01 par value; 3,500,000 shares authorized, 1,058,000
        shares issued                                                                               10,580                  10,580
     Serial preferred stock, $.01 par value; 500,000 shares authorized, none issued                   --                      --
     Additional paid-in capital                                                                 10,084,729              10,055,448
     Retained earnings (note 12)                                                                 6,994,680               6,885,230
     Net unrealized loss on available-for-sale securities, net                                    (234,597)               (154,597)
     Unearned employee benefits (note 10)                                                         (636,800)               (761,720)
     Deferred recognition and retention plan                                                      (413,464)                   --
     Treasury stock, at cost (198,640 shares of common stock)                                   (2,595,402)                   --
                                                                                             -------------              ----------
                Total stockholders' equity                                                      13,209,726              16,034,941

Commitments (note 5)
                                                                                             -------------              ----------
                Total liabilities and stockholders' equity                                   $ 103,353,748              83,386,822
                                                                                             =============              ==========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                       Consolidated Statements of Earnings

                    Years ended March 31, 1997, 1996 and 1995



                                                                           1997                1996               1995
                                                                           ----                ----               ----

Interest income:
     Loans receivable                                                 $ 4,117,141           3,193,688           2,466,374
     Mortgage-backed securities                                         1,347,251           1,619,048           1,573,741
     Investment securities                                                985,940             376,379             495,302
     Other                                                                234,042             363,164             158,587
                                                                      -----------          ----------          ----------
                Total interest income                                   6,684,374           5,552,279           4,694,004
                                                                      -----------          ----------          ----------

Interest expense:
     Deposits                                                           3,379,903           3,441,049           2,773,931
     FHLB advances                                                        535,227              12,876              41,725
                                                                      -----------          ----------          ----------
                Total interest expense                                  3,915,130           3,453,925           2,815,656
                                                                      -----------          ----------          ----------

                Net interest income                                     2,769,244           2,098,354           1,878,348

Provision for losses on loans (note 5)                                     33,590              13,902                --
                                                                      -----------          ----------          ----------
                Net interest income after provision for losses          2,735,654           2,084,452           1,878,348
                                                                      -----------          ----------          ----------

Noninterest income:
     Service charges                                                       80,491              67,032              67,799
     Loan servicing fees                                                   36,102              42,675              48,611
     Gain on sale of loans held for sale                                     --                  --                 1,433
     Gain (loss) on sale of investments and mortgage-
        backed securities (notes 3 and 4)                                  (2,218)              1,878             (40,816)
     Other                                                                158,175             167,290             110,261
                                                                      -----------          ----------          ----------
                Total noninterest income                                  272,550             278,875             187,288
                                                                      -----------          ----------          ----------

Noninterest expenses:
     Compensation and benefits (note 10)                                1,018,635             854,732             748,074
     Occupancy and equipment                                              115,842             106,008              93,765
     Federal insurance premiums                                           557,351             153,649             154,018
     Data processing                                                       94,725              90,897              85,835
     Real estate owned                                                      2,202              (3,050)                205
     Other                                                                481,394             373,826             345,863
                                                                      -----------          ----------          ----------
                Total noninterest expenses                              2,270,149           1,576,062           1,427,760
                                                                      -----------          ----------          ----------

                Earnings before income taxes                              738,055             787,265             637,876

Income tax expense (note 9)                                               273,804             276,742             221,075
                                                                      -----------          ----------          ----------
                Net earnings                                          $   464,251             510,523             416,801
                                                                      ===========          ==========          ==========

Net earnings per share (pro forma for 1996)                           $       .51                 .52                 N/A
                                                                      ===========          ==========          ==========

Average number of shares outstanding (pro forma for 1996)                 906,334             973,383                 N/A
                                                                      ===========          ==========          ==========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 1997, 1996 and 1995


                                                                                               Net unrealized
                                                                   Additional                      loss on
                                                      Common         paid-in     Retained    available-for-sale
                                                       stock         capital     earnings      securities, net
                                                    -----------    ----------    ---------   -------------------

Balance at March 31, 1994                           $     --           --        6,063,706            --

     Adoption of accounting change to record net
        unrealized loss on securities available-
        for-sale at April 1, 1994, net of taxes           --           --             --           (16,500)
     Net earnings                                         --           --          416,801            --
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --           --             --           (71,493)
                                                     ---------    ---------      ---------       ---------

Balance at March 31, 1995                                 --           --        6,480,507         (87,993)

     Net earnings                                         --           --          510,523            --
     Sale of common stock, net of issuance costs        10,580   10,036,820           --              --
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --           --             --           (66,604)
     Unearned Employee Stock Ownership
        Plan (ESOP) benefit                               --           --             --              --
     Allocation of ESOP shares                            --         18,628           --              --
     Dividends declared ($.10 per share)                  --           --         (105,800)           --
                                                     ---------    ---------      ---------       ---------

Balance at March 31, 1996                               10,580   10,055,448      6,885,230        (154,597)

     Net earnings                                         --           --          464,251            --
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --           --             --           (80,000)
     Allocation of ESOP shares                            --         29,281           --              --
     Repurchase of common stock                           --           --             --              --
     Adoption of recognition and retention plan           --           --             --              --
     Amortization of recognition and retention plan       --           --             --              --
     Dividends declared ($.40 per share)                  --           --         (354,801)           --
                                                     ---------    ---------      ---------       ---------
Balance at March 31, 1997                           $   10,580   10,084,729      6,994,680        (234,597)
                                                     =========    =========      =========       =========

See accompanying notes to consolidated financial statements.

                               [RESTUBBED TABLE]

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                 Consolidated Statements of Stockholders' Equity

                    Years ended March 31, 1997, 1996 and 1995


                                                                    Deferred
                                                      Unearned     recognition
                                                      employee    and retention   Treasury
                                                      benefits         plan        stock         Total
                                                     ----------   -------------   ---------    ---------

Balance at March 31, 1994                                 --            --            --       6,063,706

     Adoption of accounting change to record net
        unrealized loss on securities available-
        for-sale at April 1, 1994, net of taxes           --            --            --         (16,500)
     Net earnings                                         --            --            --         416,801
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --            --            --         (71,493)
                                                      ---------     ---------    ---------     ---------

Balance at March 31, 1995                                 --            --            --       6,392,514

     Net earnings                                         --            --            --         510,523
     Sale of common stock, net of issuance costs          --            --            --      10,047,400
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --            --            --         (66,604)
     Unearned Employee Stock Ownership
        Plan (ESOP) benefit                           (846,400)         --            --        (846,400)
     Allocation of ESOP shares                          84,680          --            --         103,308
     Dividends declared ($.10 per share)                  --            --            --        (105,800)
                                                      ---------     ---------    ---------     ---------

Balance at March 31, 1996                             (761,720)         --            --      16,034,941

     Net earnings                                         --            --            --         464,251
     Change in net unrealized loss on securities
        available-for-sale, net of tax                    --            --            --         (80,000)
     Allocation of ESOP shares                         124,920          --            --         154,201
     Repurchase of common stock                           --            --      (3,093,552)   (3,093,552)
     Adoption of recognition and retention plan           --        (498,150)      498,150          --
     Amortization of recognition and retention plan       --          84,686          --          84,686
     Dividends declared ($.40 per share)                  --            --            --        (354,801)
                                                      ---------     ---------    ----------   ----------
Balance at March 31, 1997                             (636,800)     (413,464)   (2,595,402)   13,209,726
                                                      =========     =========    ==========   ==========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                      Consolidated Statements of Cash Flows

                    Years ended March 31, 1997, 1996 and 1995

                                                                                    1997           1996            1995
                                                                                    ----           ----            ----

Operating activities:
     Net earnings                                                             $    464,251         510,523         416,801
     Adjustments to reconcile net earnings to net cash provided by operating activities:
           Provision for losses on loans                                            33,590          13,902            --
           Depreciation                                                             54,352          44,360          44,539
           Premium amortization and accretion of discounts and deferred
               loan fees, net                                                       83,123          91,248          90,835
           FHLB stock dividends                                                       --           (14,600)           --
           Loss (gain) on sales of loans and securities, net                         2,218          (1,878)         39,383
           Gain on sales of premises and equipment                                    --            (4,877)           --
           Gain on sales of real estate owned                                       (6,684)           --              (564)
           Proceeds from sales of loans held for sale                                 --              --           235,433
           Origination of loans held for sale                                         --              --          (234,000)
           Allocation of ESOP shares                                               154,201         103,308            --
           Amortization of deferred recognition and retention plan                  84,686            --              --
           Provision for deferred income taxes                                     (44,086)          4,565         (26,254)
           Changes in other assets and liabilities:
               Accrued interest receivable                                        (180,825)       (111,762)        (61,190)
               Prepaid expenses and other assets                                    12,213           9,103          31,158
               Accrued interest payable                                             24,866          (1,584)           (264)
               Accrued expenses and other liabilities                              100,752         (38,731)         71,609
               Income taxes payable                                                 80,589          52,443         (61,057)
                                                                                 ---------       ---------        --------
                Net cash provided by operating activities                          863,246         656,020         546,429
                                                                                 ---------       ---------        --------

Investing activities:
     Net increase in loans receivable                                           (5,295,352)     (4,871,370)     (3,347,718)
     Proceeds from maturities of certificates of deposit in other financial
        institutions                                                                  --           100,000         497,473
     Purchase of loans                                                          (4,397,569)     (6,941,351)       (788,502)
     Purchase of mortgage-backed securities                                           --          (522,781)     (1,276,446)
     Principal payments on mortgage-backed securities held-to-maturity           2,786,969       4,011,982       5,437,003
     Principal payments on mortgage-backed securities available-for-sale         1,098,488         463,185            --
     Proceeds from sales of mortgage-backed securities available-for-sale        1,016,675            --              --
     Purchase of investment securities available-for-sale                      (21,607,082)     (6,657,843)     (7,489,375)
     Proceeds from maturities of investment securities available-for-sale        3,500,000       4,901,696         700,000
     Proceeds from sales of investment securities available-for-sale             2,004,844       3,264,197       5,457,594
     Purchase of stock in FHLB of Des Moines                                      (208,000)           --              --
     Proceeds from sales of real estate owned                                       35,000            --            35,976
     Purchase of office property and equipment                                    (394,344)        (50,810)        (23,694)
     Proceeds from sale of office properties and equipment                            --            13,500           1,260
                                                                                 ---------       ---------        --------
                Net cash used in investing activities                         $(21,460,371)     (6,289,595)       (796,429)
                                                                                 ---------       ---------        --------

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                Consolidated Statements of Cash Flows, Continued


                                                                             1997           1996            1995
                                                                             ----           ----            ----

Financing activities:
     Net increase (decrease) in deposits                               $  3,595,610        (844,034)        727,003
     Net increase in advances from borrowers for taxes and insurance         51,688          18,446           3,045
     Proceeds from FHLB advances                                         19,000,000       1,000,000       2,500,000
     Repayments of FHLB advances                                               --        (2,500,000)     (1,000,000)
     Proceeds from issuance of stock, net of issuance costs                    --         9,201,000            --
     Payment of dividends                                                  (374,665)           --              --
     Purchase of treasury stock                                          (3,093,552)           --              --
                                                                       ------------    ------------     -----------
                Net cash provided by financing activities                19,179,081       6,875,412       2,230,048
                                                                       ------------    ------------     -----------
                Increase (decrease) in cash and cash equivalents         (1,418,044)      1,241,837       1,980,048

Cash and cash equivalents at beginning of year                            5,683,953       4,442,116       2,462,068
                                                                       ------------    ------------     -----------
Cash and cash equivalents at end of year                               $  4,265,909       5,683,953       4,442,116
                                                                       ============    ============     ===========
Supplemental disclosure of cash flow information: Cash paid for:
        Interest                                                       $  3,890,264       3,455,509       2,821,920
                                                                       ============    ============     ===========
        Income taxes, net of refunds                                   $    193,215         224,299         308,388
                                                                       ============    ============     ===========
Noncash investing and financing activities:
     Loans transferred to real estate owned                            $    143,726            --            24,540
                                                                       ============    ============     ===========
     Loans to facilitate sales of real estate owned                    $     18,500            --              --
                                                                       ============    ============     ===========
     Allocation of recognition and retention plan shares               $    498,150            --              --
                                                                       ============    ============     ===========
     Dividend declared and payable                                     $     85,936         105,800            --
                                                                       ============    ============     ===========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements

                          March 31, 1997, 1996 and 1995


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

 (2)     Summary of Significant Accounting Policies
         ------------------------------------------

         (a)    Principles of Consolidation and Basis of Presentation
                -----------------------------------------------------

         The accompanying consolidated financial statements include the accounts of the Company and the Bank and its wholly-owned subsidiary, Hardin Savings Service Corporation. Amounts for 1995 are those of the Bank. Significant intercompany balances and transactions have been eliminated in consolidation.

         (b)    Investment and Mortgage-backed Securities
                -----------------------------------------

         The Company classifies its investment and mortgage-backed securities portfolio as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized, in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

         A decline in the market value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income using the interest method. Realized gains and losses are included in income using the specific identification method for determining the cost of the securities sold.

         (c)    Loans
                -----

         The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. There were no such loans at March 31, 1997 or 1996.

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

         (e)    Mortgage Banking Activities
                ---------------------------

         At March 31, 1997 and 1996, the Bank was servicing loans for others amounting to $8,413,000 and $9,910,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at March 31, 1997 and 1996 was insignificant.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


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

         (i)    Income Taxes
                ------------

         The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

         (j)    Effect of New Financial Accounting Standards
                --------------------------------------------

         SFAS No. 122, "Accounting for Mortgage Servicing Rights," was adopted for the year beginning April 1, 1996 and generally requires entities that sell or securitize loans and retain the mortgage servicing rights to allocate the total cost of the mortgage loans to the mortgage servicing right and the loan based on their relative fair value. Costs allocated to mortgage servicing rights should be recognized as a separate asset and amortized over the period of estimated net servicing income and evaluated for impairment based on fair value. The adoption of this statement did not have a material effect on the consolidated financial statements.

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

         (m)    Pro Forma Earnings
                ------------------

         Pro forma earnings per share assumes the common shares issued in 1996 had been outstanding for all of 1996 and further assumes no earnings on reinvested proceeds from the sale of the shares. The shares issued to the Employee Stock Ownership Plan are not included in this computation until they are allocated to plan participants (see note 10).

 (3)     Investment Securities
         ---------------------

         A summary of investment securities available-for-sale at March 31, 1997 and 1996 is as follows:


                                                                           Gross          Gross           Estimated
                                                         Amortized       unrealized     unrealized           fair
                                                           cost            gains          losses            value
                                                         ---------       ----------     ----------        ---------
         March 31, 1997:
               United States government and
                 agency obligations maturing
                 after one year but within
                 five years                          $    22,485,287        9,077        (153,944)        22,340,420
                                                        ============       ======        ========         ==========

         March 31, 1996:
               United States government and
                 agency obligations maturing:
                   Within one year                   $     2,499,948          102          (4,103)         2,495,947
                   After one year but within
                      five years                           3,888,286           -          (21,383)         3,866,903
                                                        ------------       ------      ----------          ---------
                                                     $     6,388,234          102         (25,486)         6,362,850
                                                        ============       ======      ==========          =========

         Proceeds from the sales of investment securities for the years ended
                March 31, 1997, 1996 and 1995 totaled $2,004,844, $3,264,197 and
                $5,457,594, respectively, and resulted in gross realized losses of $3,793 and $40,816 in 1996 and 1995, respectively, and gross realized gains of $5,286 and $5,671 in 1997 and 1996, respectively.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         At March 31, 1997 and 1996, investment securities with a fair value of approximately $1,790,000 and $702,000, respectively, were pledged to secure public funds on deposit.

 (4)     Mortgage-backed Securities

         Mortgage-backed securities at March 31, 1997 and 1996 are summarized as follows:

                                                                  Gross           Gross          Estimated
                                              Amortized        unrealized      unrealized          fair
                                                 cost             gains          losses            value
                                                 ----             -----          ------            -----

 March 31, 1997:
      Available-for-sale:
         FHLMC participation
            certificates                  $      2,029,460            -            (74,100)        1,955,360
         FNMA participation
            certificates                         3,955,292            -           (153,439)        3,801,853
                                             -------------      --------           -------     -------------
                                          $      5,984,752            -           (227,539)        5,757,213
                                             =============      ========           =======     =============

      Held-to-maturity:
         Pass-through certificates
            guaranteed by GNMA            $      1,815,581        21,177            (2,391)        1,834,367
         FHLMC participation
            certificates                         4,635,361        10,581          (116,929)        4,529,013
         FNMA participation
            certificates                         7,005,970         7,817           (98,723)        6,915,064
                                             -------------      --------          --------     -------------
                                          $     13,456,912        39,575          (218,043)       13,278,444
                                             =============      ========           =======     =============

 March 31, 1996:
      Available-for-sale:
         FHLMC participation
            certificates                  $      3,324,193            -           (105,019)        3,219,174
         FNMA participation
            certificates                         4,802,778            -           (115,090)        4,687,688
                                             -------------      --------           -------     -------------
                                          $      8,126,971            -           (220,109)        7,906,862
                                             =============      ========           =======     =============

      Held-to-maturity:
         Pass-through certificates
            guaranteed by GNMA            $      2,141,827        20,000            (5,004)        2,156,823
         FHLMC participation
            certificates                         5,825,293         7,031          (193,518)        5,638,806
         FNMA participation
            certificates                         8,331,867        14,003          (122,467)        8,223,403
                                             -------------      --------           -------     -------------
                                          $     16,298,987        41,034          (320,989)       16,019,032
                                             =============      ========           =======     =============

         Proceeds from the sales of mortgage-backed securities for the year ended March 31, 1997 totaled $1,016,674, and resulted in gross realized losses of $7,696 in 1997 and gross realized gains of $192 in 1997.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


 (5)     Loans Receivable

         Loans receivable at March 31, 1997 and 1996 are summarized as follows:


                                                                    1997            1996
                                                                    ----            ----

                Real estate:
                     One to four family                     $    47,473,503        38,395,962
                     Land                                           327,936           122,843
                     Commercial                                   1,044,996           184,195
                     Construction                                 1,619,013         2,673,827
                Consumer                                          5,570,651         4,535,437
                                                              -------------     -------------
                                                                 56,036,099        45,912,264

                Loans in process                                 (1,352,926)         (766,414)
                Discounts and deferred loan origin-
                     ation fees, net of cost                         42,673            16,650
                Allowance for loan losses                          (158,276)         (131,040)
                                                              -------------     -------------
                                Net loans receivable        $    54,567,570        45,031,460
                                                              =============     =============

         The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance or to pledge savings account balances or additional collateral. The Bank's principal lending areas are agricultural-based rural communities northeast of Kansas City, Missouri.

         The Bank makes contractual commitments to extend credit which are subject to the Bank's credit monitoring procedures. At March 31, 1997 and 1996, the Bank was committed to originate loans aggregating approximately $708,800 and $1,007,340, respectively. Fixed loan commitments approximated $627,800 with interest rates ranging from 7.75% to 9.50% at March 31, 1997 and $975,340 with interest rates ranging from 7.50% to 8.50% at March 31, 1996. There were no commitments to buy loans at March 31, 1997 or 1996.

         The Company had loans to directors and officers at March 31, 1997 and 1996 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                           1997           1996
                                                           ----           ----

                Balance at beginning of year          $    146,000         187,000
                New loans                                   10,000          22,000
                Payments                                   (11,000)        (63,000)
                                                        ----------      ----------
                Balance at end of year                $    145,000         146,000
                                                        ==========      ==========

                                                                  (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         Activity in the allowance for loan losses for the years ended March
              31, 1997, 1996 and 1995 is as follows:

                                                           1997          1996          1995
                                                           ----          ----          ----

                Balance at beginning of year          $    131,040        118,905      117,023
                Provision for loan losses                   33,590         13,902           -
                Charge-offs                                 (6,354)        (1,767)     (23,493)
                Recoveries                                      -              -        25,375
                                                        ----------     ----------    ---------
                Balance at end of year                $    158,276        131,040      118,905
                                                        ==========     ==========    =========

         Nonaccrual loans at March 31, 1997 and 1996 aggregated approximately $274,000 and $93,000, respectively.

 (6)     Premises and Equipment

         Premises and equipment consist of the following at March 31, 1997 and 1996:

                                                                   1997            1996
                                                                   ----            ----

                Land and improvements                       $       177,230          78,000
                Building                                            668,871         460,384
                Leasehold improvements                               33,603          33,603
                Furniture and fixtures                              560,205         473,578
                                                               ------------    ------------
                                                                  1,439,909       1,045,565

                Less accumulated depreciation                       589,699         535,347
                                                               ------------    ------------
                                Office properties and
                                   equipment, net           $       850,210         510,218
                                                               ============    ============

                                                                   (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


 (7)     Deposits

         Deposits at March 31, 1997 and 1996 are summarized as follows:

                                                                          1997                        1996
                                                                ----------------------      -----------------------
                                             Stated rate         Amount        Percent        Amount        Percent
                                             -----------         ------        -------        ------        -------

         Balance by interest rate:
             Commercial                      0.00%           $      140,200       - %    $      164,993         - %
             NOW accounts                    0.00-2.50%           2,333,601        3          1,824,743         3
             Money market demand
               accounts                      3.25-4.00%           4,096,530        6          4,052,579         6
             Passbook accounts               2.50%                3,591,811        5          3,675,537         6
                                                               ------------     ----       ------------      ----
                                                                 10,162,142       14          9,717,852        15
                                                               ------------     ----       ------------      ----

             Certificate accounts            3.00-3.99               36,737       -             109,512        -
                                             4.00-4.99            5,561,972        8          8,731,472        13
                                             5.00-5.99           43,313,598       62         28,248,958        42
                                             6.00-6.99            9,645,129       14         15,427,213        23
                                             7.00-7.99            1,474,266        2          3,987,487         6
                                             8.00 and up              7,013       -             382,753         1
                                                               ------------     ----       ------------      ----
                                                                 60,038,715       86         56,887,395        85
                                                               ------------     ----       ------------      ----
                                                             $   70,200,857      100%    $   66,605,247       100%
                                                               ============     ====       ============      ====

         Weighted average interest rate
             on deposits at March 31                                    5.21%                        5.16
                                                                        ====                         ====

         A summary of contractual maturity dates for certificate accounts at March 31, 1997 is as follows:

                                                       Amount         Percent
                                                       ------         -------
                Contractual maturity of certificate accounts:
                        Under 12 months         $    40,894,082           68%
                        12 to 24 months               7,982,205           13
                        24 to 36 months               7,669,264           13
                        36 to 48 months               1,455,761            3
                        48 to 60 months               1,889,700            3
                        Over 60 months                  147,703           -
                                                  -------------         ---
                                                $    60,038,715          100%
                                                  =============         ====

                                                                   (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         The components of interest expense on deposits for the years ended
                 March 31, 1997, 1996 and 1995 are as follows:

                                                                 1997             1996            1995
                                                                 ----             ----            ----

                NOW, passbook, Super NOW and
                     money market demand                    $      285,575         276,250          297,811
                Certificates of deposit                          3,094,328       3,164,799        2,476,120
                                                              ------------    ------------    -------------
                                                            $    3,379,903       3,441,049        2,773,931
                                                              ============    ============    =============

         At March 31, 1997 and 1996, certificate accounts of $100,000 or greater totaled $5,712,767 and $3,812,778, respectively.

         During 1997, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $441,000 and is included in federal insurance premiums in the accompanying consolidated statements of earnings.

 (8)     FHLB Advances

         The Company had the following debt outstanding from the FHLB of Des Moines at March 31, 1997:

                $5,000,000 advance, interest at 6.07%,
                     due April 1997                                    $   5,000,000
                $5,000,000 advance, interest at one-month
                     LIBOR less .05% (5.39% at March 31,
                     1997), due October 1997                               5,000,000
                $2,000,000 advance, interest at 5.74%,
                     due November 1998                                     2,000,000
                $5,000,000 advance, interest at one-month
                     LIBOR less .05%, due December 1998                    5,000,000
                $2,000,000 advance, interest at 5.87%,
                     due November 1999                                     2,000,000
                                                                       -------------
                                                                       $  19,000,000
                                                                       =============

         The advances to the FHLB are collateralized by first mortgage loans.

         Scheduled maturities of FHLB advances are as follows:

                  Year ending
                   March 31,           Amount
                  -----------          ------

                      1998         $  10,000,000
                      1999             7,000,000
                      2000             2,000,000
                                   -------------
                                   $  19,000,000
                                   =============
                                                                 (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


 (9)     Income Taxes

         The components of income tax expense from operations are as follows:

                                                        Federal         State          Total
                                                        -------         -----          -----
                Year ended March 31, 1997:
                     Current                         $    290,804       27,086         317,890
                     Deferred                             (40,000)      (4,086)        (44,086)
                                                       ----------     --------       ---------
                                                     $    250,804       23,000         273,804
                                                       ==========     ========       =========

                Year ended March 31, 1996:
                     Current                         $    241,177       31,000         272,177
                     Deferred                               4,565           -            4,565
                                                       ----------     --------       ---------
                                                     $    245,742       31,000         276,742
                                                       ==========     ========       =========

                Year ended March 31, 1995:
                     Current                         $    247,659       45,000         292,659
                     Deferred                             (54,584)     (17,000)        (71,584)
                                                       ----------       ------       ---------
                                                     $    193,075       28,000         221,075
                                                       ==========     ========       =========

         In addition, during the years ended March 31, 1997 and 1996, the Company recorded deferred income tax benefits of approximately $47,000 and $46,000, respectively, related to unrealized losses on investment securities available-for-sale.

         The reasons for the difference between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                                    Percent of earnings before
                                                                         income tax expense
                                                                 ------------------------------
                                                                 1997         1996         1995
                                                                 ----         ----         ----

            Expected federal income tax rate                      34.0%        34.0         34.0
            Items affecting income tax rate:
                 State taxes, net of federal tax benefit           2.6          2.2          2.9
                 Other                                              .5         (1.0)        (2.2)
                                                                 -----        -----        -----
                            Effective tax rate                    37.1%        35.2         34.7
                                                                 =====         ====        =====

                                                                 (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and liabilities at March 31, 1997 and 1996 are as follows:


                                                                               1997          1996
                                                                               ----          ----

                Unrealized loss on available-for-sale securities           $    138,000        91,000
                Allowance for loan losses                                        65,000        51,000
                Accrued compensation                                            143,000        93,000
                Other                                                             8,000         7,000
                                                                             ----------    ----------
                                Deferred tax assets                             354,000       242,000
                                                                             ----------    ----------

                FHLB dividends                                                   33,000        33,000
                Tax bad debt reserve in excess of base year                     145,000       145,000
                Fixed asset basis difference                                     49,000        42,000
                Core deposit premium                                             15,000        15,000
                Accrued interest on loans originated prior to
                     September 25, 1985                                           8,000        10,000
                Loan origination fees                                            61,000        41,000
                Other                                                                -          4,000
                                                                             ----------    ----------
                                Deferred tax liabilities                        311,000       290,000
                                                                             ----------    ----------
                                Net deferred tax assets (liabilities)      $     43,000       (48,000)
                                                                             ==========    ==========

         No valuation allowance was required for the deferred tax assets at March 31, 1997 or 1996.

(10)     Benefit Plans
         -------------

         Qualified employees of the Company and Bank participate in an Employee
                Stock Ownership Plan (the ESOP). In connection with the conversion described in note 1, the ESOP has borrowed from the Company, the proceeds of which were used to acquire 84,640 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. On March 31, 1997 and 1996, 12,492 shares and 8,468 shares, respectively, were allocated to participants. ESOP contributions to the Bank, representing the fair value of allocated shares, charged to compensation and benefits expense in 1997 and 1996 were approximately $154,000 and $103,000, respectively. The fair value of the remaining unallocated shares at March 31, 1997 aggregated approximately $987,000.

         The Bank's employees participate in the Financial Institutions
                Retirement Fund, a noncontributory, multiemployer, defined benefit pension plan which covers all eligible employees with one or more years of continuous service. The Bank's policy is to fund pension costs accrued. Pension expense of $32,000, $52,000 and $53,360 was recorded for the years ended March 31, 1997, 1996 and 1995, respectively.

                                                                  (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         The Bank has supplemental retirement plans for officers and directors. Under the Directors' Plan, members forfeit their first five years of directors' fees to enter into the plan and will receive monthly payments for a ten-year period beginning at the time the member turns sixty-five. Under the Officers' Plan, two officers, after completing a predetermined service period, will receive benefit payments beginning at age sixty-five for a term of ten years. Expense under the plans for the years ended March 31, 1997, 1996 and 1995 amounted to approximately $106,000, $103,000 and $111,000, respectively. The Bank has purchased life insurance policies to fund its obligations under the plans.

         The Board of Directors has approved the adoption of a recognition and retention plan (RRP). Under the RRP, common stock aggregating 42,320 shares may be awarded to certain officers and directors of the Company and the Bank. The awards will not require any payment by the recipients and will vest over five years beginning one year after shareholder approval of the RRP (April 16, 1996). On April 16, 1996, 35,972 shares were awarded to participants and the corresponding charge to compensation and benefits expense in 1997 was $84,686.

(11)     Stock Options
         -------------

         The Company has authorized the adoption of a stock option plan.
                Under the stock option plan, options to acquire 105,800 shares of the Company's common stock may be granted to certain officers, directors and employees of the Company or the Bank. The options will enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant. On April 16, 1996, the Company granted options for 89,930 shares for $11.50 per share. The options will vest over the five years following the date of grant and are exercisable for up to ten years.

         No options have been exercised at March 31, 1997. During fiscal
                1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to disclose pro forma net earnings as if the fair value-based method defined in SFAS No. 123 had been applied, while continuing to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Accordingly, no compensation expense has been recognized for its incentive stock options. Had compensation cost for the Company's incentive stock options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and net earnings per share would have been decreased by approximately $90,346, $.10 per share, in 1997. The weighted average fair value of the options granted during 1997 is estimated at $3.49 per share on the date of grant using an option-pricing model with the following assumptions: expected dividend yield of 2.35%, risk-free interest rate of 7.0% and an expected life of ten years.

                                                                    (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         Pro forma net earnings reflect only options granted and vested in fiscal 1997. Therefore, the full impact of calculating compensation expense for stock options under SFAS is not reflected in the pro forma net earnings amount presented above because compensation expense is reflected over the options' vesting period.

(12) Financial Instruments With Off-balance Sheet Risk and Concentrations of Credit Risk

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

(13)     Regulatory Capital Requirements
         -------------------------------

         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                                                                   (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of March 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, tangible and core capital ratios as set forth in the table:

                                                         Tangible             Core          Risk-based
                                                          capital           capital           capital
                                                         --------           -------         ----------
       Equity                                        $     11,334,000        11,334,000        11,334,000
       Adjustments to capital:
            General valuation allowances                           -                 -            158,000
            Unrealized loss on available-for-
               sale securities, net                           233,000           233,000           233,000
                                                        -------------    --------------     -------------
                       Regulatory capital -
                          computed                         11,567,000        11,567,000        11,725,000

       Minimum capital requirement                          1,533,000         3,066,000         3,251,000
                                                        -------------    --------------     -------------
                       Regulatory capital -
                          excess                     $     10,034,000         8,501,000         8,474,000
                                                        =============    ==============     =============

       Minimum capital requirement -
            percent                                           1.5%              3.0              8.0
                                                            =====             =====            =====

       Bank capital                                          11.3%             11.3             28.9
                                                             ====              ====             ====


                                                                   (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(14)     Fair Value of Financial Instruments
         -----------------------------------

         SFAS No. 107, "Disclosures About Fair Value of Financial
                Instruments," requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of March 31, 1997 and 1996, including methods and assumptions utilized, are set forth below:


                                                                      1997                                  1996
                                                          -----------------------------        ------------------------------
                                                          Carrying          Estimated          Carrying            Estimated
                                                           amount           fair value          amount             fair value
                                                          --------          ----------         --------            ----------
         Investment securities                        $     22,340,420        22,340,000          6,362,850          6,363,000
                                                         =============    ==============      =============    ===============

         Mortgage-backed securities                   $     19,214,125        19,036,000         24,205,849         23,926,000
                                                         =============    ==============      =============    ===============

         Loans, net of unearned fees and
              allowance for loan losses               $     54,567,570        54,456,000         45,031,460         44,104,000
                                                         =============    ==============      =============    ===============

         Noninterest bearing demand deposit           $        140,200           140,000            164,993            165,000
         Money market and NOW deposits                       6,430,131         6,430,000          5,877,322          5,877,000
         Passbook accounts                                   3,591,811         3,592,000          3,675,537          3,676,000
         Certificate accounts                               60,038,715        60,197,000         56,887,395         57,184,000
                                                         -------------    --------------      -------------    ---------------
                         Total deposits               $     70,200,857        70,359,000         66,605,247         66,902,000
                                                         =============    ==============      =============    ===============

         Methods and Assumptions Utilized
         --------------------------------

         The carrying amount of cash and cash equivalents and accrued interest receivable and payable are considered to be approximate fair value based on the short-term nature of these items. The advances on FHLB line of credit are considered to approximate fair value based on the contractual rates approximating the rates currently available to the Company.

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

                                                                    (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


(15)     Parent Company Condensed Financial Statements
         ---------------------------------------------

                            Condensed Balance Sheets

                             March 31, 1997 and 1996


                                         Assets                                        1997              1996
                                         ------                                        ----              ----

          Interest-bearing deposits                                              $        361,004         2,291,521
          Investment securities available-for-sale                                        978,516         2,278,473
          Loans receivable                                                                646,415           761,760
          Investment in subsidiary                                                     11,334,216        10,765,886
          Other                                                                            54,000            44,986
                                                                                   --------------    --------------
                           Total assets                                          $     13,374,151        16,142,626
                                                                                   ==============    ==============

                          Liabilities and Stockholders' Equity

          Accrued expenses and other liabilities                                 $        164,425           107,685
          Stockholders' equity                                                         13,209,726        16,034,941
                                                                                   --------------    --------------
                           Total liabilities and stockholders' equity            $     13,374,151        16,142,626
                                                                                   ==============    ==============

                        Condensed Statements of Earnings

                    Year ended March 31, 1997 and period from
                inception (September 28, 1995) to March 31, 1996

                                                                                       1997               1996
                                                                                       ----               ----

          Dividends from subsidiary                                             $             -             286,152
          Interest income                                                                226,786            152,268
          Other expense, net                                                            (228,743)           (40,514)
                                                                                  --------------     --------------
                           Income (loss) before equity in undistri-
                              buted earnings of subsidiary                                (1,957)           397,906

          Increase in undistributed equity of subsidiary                                 466,208            155,450
                                                                                  --------------     --------------
                           Earnings before income taxes                                  464,251            553,356

          Income tax expense                                                                  -              42,833
                                                                                  --------------     --------------
                           Net earnings                                         $        464,251            510,523
                                                                                  ==============     ==============


                                                                   (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                HARDIN, MISSOURI

                   Notes to Consolidated Financial Statements


                       Condensed Statements of Cash Flows

                   Years ended March 31, 1997 and period from
                inception (September 28, 1995) to March 31, 1996

                                                                                      1997               1996
                                                                                      ----               ----

          Cash flows from operating activities:
               Net earnings                                                     $        464,251            510,523
               Increase in undistributed equity of subsidiary                           (466,208)          (155,450)
               Amortization of deferred RRP                                               84,686                 -
               Other                                                                      63,555            (40,319)
                                                                                  --------------     --------------
                           Net cash provided by operating activities                     146,284            314,754
                                                                                  --------------     --------------

          Cash flows from investing activities:
               Net increase (decrease) in loans receivable                               115,345           (761,760)
               Purchase of investment securities available-for-sale                     (596,677)        (2,412,969)
               Principal payments on investment and mortgage-
                  backed securities available-for-sale                                 1,245,811            127,846
               Sales of investment and mortgage-backed securities
                  available-for-sale                                                     657,642                 -
               Investment in subsidiary                                                       -          (5,023,750)
                                                                                  --------------     --------------
                           Net cash provided (used) by investing
                              activities                                               1,422,121         (8,070,633)
                                                                                  --------------     --------------

          Cash flows from financing activities:
               Issuance of 10,580 shares common stock, net of
                  offering costs                                                              -          10,047,400
               Payment of dividends                                                     (374,665)                -
               Capital contribution to subsidiary                                        (30,705)                -
               Purchase of treasury stock                                             (3,093,552)                -
                                                                                       ---------     -------------
                           Net cash provided (used) by financing
                              activities                                              (3,498,922)        10,047,400
                                                                                  --------------     --------------

                           Net increase (decrease) in cash                            (1,930,517)         2,291,521

          Cash at beginning of year                                                    2,291,521                 -
                                                                                  --------------     -------------
          Cash at end of year                                                   $        361,004          2,291,521
                                                                                  ==============     ==============

          Noncash investing and financing activities:
               Dividend declared and payable                                    $         85,936            105,800
                                                                                  ==============     ==============

               Allocation of RRP                                                $        498,150                 -
                                                                                  ==============     ==============

                              HARDIN BANCORP, INC.
                             STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 1:00 p.m., Hardin, Missouri time on July 24, 1997, at the American Legion Hall located at 103 West Elm Street, Hardin, Missouri 64035.

Stock Listing

Hardin Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "HFSA."

Price Range of Common Stock

The per share price range of the common stock for each quarter since the common stock began trading on September 29, 1995 was as follows:

    FISCAL 1996                HIGH                 LOW              DIVIDENDS
    -----------                ----                 ---              ---------

    Third Quarter              $13.00              $10.00              $ --
    Fourth Quarter             $12.00              $11.25              $.10


    FISCAL 1997                HIGH                 LOW              DIVIDENDS
    -----------                ----                 ---              ---------

    First Quarter              $12.00              $11.25               $.10
    Second Quarter             $12.50              $11.25               $.10
    Third Quarter              $12.75              $11.875              $.10
    Fourth Quarter             $15.50              $12.25               $.10

A $.10 per share dividend was declared by the Board of Directors on March 20, 1997, payable April 18, 1997 to stockholders of record on April 4, 1997. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At March 31, 1997, there were 1,058,000 shares issued and 859,360 shares of Hardin Bancorp, Inc. (HFSA) common stock outstanding (including unallocated ESOP shares) and there were approximately 500 registered holders of record.

Shareholders and General Inquiries              Transfer Agent

Robert W. King                                  Registrar and Transfer Co.
President                                       10 Commerce Drive
Hardin Bancorp, Inc.                            Cranford, New Jersey 07016
2nd and Elm Street
Hardin, Missouri 64035
(816) 398-4312

Annual and Other Reports

A copy of Hardin Bancorp, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1997, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. King, President and Chief Executive Officer, Hardin Bancorp, Inc., 2nd and Elm Street, Hardin, Missouri 64035.

                              HARDIN BANCORP, INC.
                              CORPORATE INFORMATION

Company and Bank Address

2nd and Elm Street                             Telephone:  (816) 398-4312
Hardin, Missouri  64035                        Fax:        (816) 398-4317

Board of Directors

Ivan Hogan
   Chairman of Hardin Bancorp, Inc. and        David D. Lodwick
   Hardin Federal Savings Bank                     Attorney at Law
   and Retired CEO of
   Hardin Federal Savings Bank                 W. Levan Thurman
                                                   Retired Funeral Director
Robert W. King
   President of  Hardin Bancorp, Inc., and     David Hatfield
   Hardin Federal Savings Bank                     Farmer and Part-time Broker

Karen Blankenship                              William L. Homan
   Senior Vice President and Secretary             Vice President and Treasurer

Hardin Bancorp, Inc.  Executive Officers

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

Karen K. Blankenship
   Senior Vice President and Secretary

Hardin Federal Savings Bank Executive Officers

Robert W. King                                  William L. Homan
   President and Chief Executive Officer           Vice President and Treasurer

Karen K. Blankenship                            Lyndon M. Goodwin
   Senior Vice President and Secretary            Vice President of Lending

Mike Schwarz
   Vice President


Independent Accountants                          Special Counsel

KPMG Peat Marwick LLP                             Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                           Pomerenk, and Schick
Post Office Box 13127                             5335 Wisconsin Ave. N.W.,
Kansas City, Missouri 64199                       Suite 400
                                                  Washington, DC  20015