Form 10KSB, Exhibit 13
period 1998-03-31
HARDIN BANCORP INC
filed 1998-06-26
CIK 947220

HARDIN BANCORP, INC.
                                AND SUBSIDIARIES




                               1998 ANNUAL REPORT

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
President's Message........................................................   1
General Information........................................................   2
Selected Consolidated Financial and Other Data of the Company..............   3
Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................................   5
Consolidated Financial Statements..........................................  18
Stockholder Information....................................................  44
Corporate Information......................................................  45

[HARDIN BANCORP, INC. LOGO]
(Holding Company for Hardin Federal Savings Bank)



June 25, 1998


Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of Hardin Bancorp, Inc. and its wholly owned subsidiary, Hardin Federal Savings Bank, are pleased to provide you with our third annual report.

Fiscal year 1998 was our third year as a stock company after serving area communities for more than 108 years as a mutual savings institution. Net earnings for the year were $869,000 an increase from $464,000 for fiscal 1997. The increase was the result of an increase in both interest and non-interest income and a decrease in non-interest expense. Earnings per share more than doubled from $.51 in fiscal 1997 to $1.08 in the current year.

Loans increased by $6.7 million with increases in residential, commercial and consumer loans. Assets increased $17.7 million to $121.1 million and stockholders' equity increased to $13.5 million from $13.2 million on March 31, 1997.

We are excited to announce the completion of our new bank facility in Richmond, with a total of almost 7,000 square feet, three drive-up lanes, 24-hour ATM, and ease of access. This ultra-modern office will provide the much needed space, equipment and personnel to accommodate our current and future growth.

Our goal is to enhance shareholder value while fulfilling our mission as an independently owned and managed financial institution committed to our customers and the communities we serve.

Thank you for your confidence in our company, and we look forward to a prosperous future.

Sincerely,

/s/ Robert W. King

Robert W. King
President



               P.O. BOX 608  o  HARDIN, MO 64035  o  816-398-4312

GENERAL INFORMATION
-------------------

Hardin Bancorp, Inc. (the "Company") is a Delaware Corporation which is the holding company for Hardin Federal Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 28, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (ESOP), and the remaining net proceeds of the Conversion retained by the Company of approximately $750,000. The business of the Company consists of the business of the Bank.

The Bank, which was originally chartered in 1888 as a Missouri-chartered mutual savings and loan association, is headquartered in Hardin, Missouri. The Bank amended its mutual charter to become a federal mutual savings bank in 1995. Its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation the (FDIC). The Bank serves the financial needs of its customers throughout Ray and Clay counties through its offices in Hardin, Richmond, and Excelsior Springs, Missouri. On March 31, 1998, the Company had total assets of $121.1 million, deposits of $76.9 million and stockholders' equity of $13.5 million.

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

                                       At or for the years ended March 31,
                                  ----------------------------------------------
                                    1998      1997      1996    1995(1)  1994(1)
                                    ----      ----      ----    -------  -------
                                   (Dollars in Thousands except per share data)
Selected Financial Data:
Total assets .................... $121,092  $103,354  $ 83,387  $75,993  $73,495
Loans receivable, net ...........   61,274    54,568    45,031   33,230   29,105
Mortgage-backed securities:
  Held to maturity ..............   10,995    13,457    16,299   28,473   32,743
  Available for sale ............    8,020     5,757     7,907        0        0
Investment securities:
  Held to maturity ..............   10,000         0         0        0        0
  Available for sale ............   22,656    22,340     6,363    7,760    6,598
FHLB stock ......................    1,475       950       742      727      727
Other interest-bearing deposits .    3,225     4,007     5,430    4,306    2,820
Deposits ........................   76,884    70,201    66,605   67,449   66,722
FHLB advances ...................   29,500    19,000         0    1,500        0
Total stockholders' equity ......   13,478    13,210    16,035    6,393    6,064

Selected Operating Data:
Total interest income ...........    8,234     6,684     5,552    4,694    4,587
Total interest expense ..........    5,184     3,915     3,454    2,816    2,653
                                  --------  --------  --------  -------  -------
  Net interest income ...........    3,050     2,769     2,098    1,878    1,934

Provision for loan losses .......       94        34        14        0       26
                                  --------  --------  --------  -------  -------
Net interest income after
  provision for loan losses .....    2,957     2,735     2,084    1,878    1,908
                                  --------  --------  --------  -------  -------
Loan fees and service charges ...      176       117       110      116      123
Gain/(loss) on sales of loans,
  investments and mortgage-
  backed securities .............      182        (2)        2      (39)     126
Other non-interest income .......      134       158       167      110       59
                                  --------  --------  --------  -------  -------
  Total non-interest income .....      492       273       279      187      308
                                  --------  --------  --------  -------  -------
Total non-interest expense(2) ...    2,081     2,270     1,576    1,427    1,250
                                  --------  --------  --------  -------  -------
  Earnings before income taxes ..    1,368       738       787      638      966
Income tax expense ..............      499       274       277      221      325
                                  --------  --------  --------  -------  -------
  Net earnings .................. $    869  $    464  $    511  $   417  $   641
                                  ========  ========  ========  =======  =======

Diluted earnings per share(3) ... $   1.08  $   0.51  $   0.52  $   n/a  $   n/a
                                  ========  ========  ========  =======  =======
Weighted average common &
  common equivalent shares
  outstanding ...................  803,554   906,334   973,383      n/a      n/a
                                  ========  ========  ========  =======  =======

                                       At or for the years ended March 31,
                                  ----------------------------------------------
                                    1998      1997      1996    1995(1)  1994(1)
                                    ----      ----      ----    -------  -------
Selected Financial Ratios
  and Other Data:
Performance Ratios:
  Return on assets (ratio of net
    earnings to average total
    assets) ......................   0.76%     0.50%     0.64%    0.56%    0.87%
  Return on equity (ratio of net
    earnings to average equity) ..   6.52      3.18      4.25     6.68    11.18
  Interest rate spread(4):
    Average during period ........   2.16      2.27      2.00     2.25     2.40
    End of period ................   1.97      2.61      2.37     1.85     2.52
    Net interest margin(5) .......   2.73      3.04      2.70     2.56     2.68
  Ratio of non-interest expense
    to average total assets ......   1.82      2.43      1.98     1.91     1.70
  Ratio of average interest
    earning assets to average
    interest-bearing liabilities . 112.23    117.85    115.76   107.95   107.59

Quality Ratios:
  Non-performing assets to total
    assets at end of period ......   0.19      0.37      0.15     0.22     0.24
  Allowance for loan losses to
    non-performing loans ......... 106.97     41.58    107.38    70.83    64.29
  Allowance for loan losses to
    loans receivable, net ........   0.40      0.29      0.29     0.36     0.40

Capital Ratios(6):
  Equity to total assets at end
    of period ....................  11.12     12.78     19.23     8.41     8.25
  Average equity to average assets  11.65     15.70     15.05     8.33     7.80

Other Data:
  Number of full service offices .      3         3         3        3        3


(1) Information for periods prior to 1996 relates to Hardin Federal Savings Bank and subsidiary.

(2) Total non-interest expense for the year ended March 31, 1997 includes the one time SAIF assessment of $441,000.

(3) All per share amounts have been restated for the adoption of Statement of Financial Accounting Standard (SFAS) No. 128.

(4)  Interest rate spread represents the difference between the weighted average
     yield  on  interest-earning   assets  and  the  weighted  average  rate  on
     interest-bearing liabilities.

(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(6)  For a discussion of the Bank's regulatory capital ratios, see "Management's
     Discussion   and   Analysis   of   Financial   Condition   and  Results  of
     Operations--Liquidity and Capital Resources."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
-------

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

The Company's results of operation depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. The net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times or on a different basis than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees, service charges and other income, which includes commissions from sales of insurance by the Bank's service corporation. Non-interest expense consists principally of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

FINANCIAL CONDITION
-------------------

Total Assets. Total assets increased $17.7 million or 17.2% to $121.1 million at March 31, 1998 from $103.4 million at March 31, 1997. The increase was primarily funded by an increase in FHLB advances of $10.5 million and an increase in deposits of $6.7 million. These funds, were used to finance a $6.7 million increase in loans and a $10.3 million increase in investment securities.

Loans Receivable, Net. Loans receivable, net increased by $6.7 million or 12.3% to $61.3 million at March 31, 1998 from $54.6 million at March 31, 1997. The increase is primarily due to increased loan demand in the market areas served by the Bank's three full-service offices and the purchase of loans totaling $1.2 million during the year.

Mortgage-Backed  Securities.   Mortgage-backed  securities  decreased  to  $19.0
million at March 31, 1998 from $19.2 million at March 31, 1997.

Investment Securities. Investment securities increased $10.3 million or 46.2% to $32.7 million at March 31, 1998 from $22.3 million at March 31, 1997. The increase was funded by FHLB advances in conjunction with the Company's growth objectives to enhance return on stockholders' equity. The investment securities acquired are Federal agency obligations and municipal obligations.

Deposits. Deposits increased $6.7 million or 9.5% to $76.9 million at March 31, 1998 from $70.2 million at March 31, 1997. Special certificates of deposit and more aggressive pricing of deposits and marketing contributed to the increase.

Federal Home Loan Bank Advances. FHLB advances increased to $29.5 million at March 31, 1998. These advances were used to fund growth in loans and investment securities. It is anticipated that FHLB advances will continue to be utilized to meet the Company's growth objectives.

Equity. Total stockholders' equity increased to $13.5 million at March 31, 1998 from $13.2 million at March 31, 1997. Earnings for the year combined with decreases in unrealized loss on available for sale securities, net, unearned employee stock ownership plan, deferred recognition and retention plan added approximately $86,000 which was partially offset by stock repurchases of approximately $642,000.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented.

                                                                           Year Ended March 31,
                                      ----------------------------------------------------------------------------------------------
                                                   1998                            1997                            1996
                                      ------------------------------  ------------------------------  ------------------------------
                                        Average    Interest             Average    Interest             Average    Interest
                                      Outstanding   Earned/   Yield/  Outstanding   Earned/   Yield/  Outstanding   Earned/   Yield/
                                        Balance      Paid      Rate     Balance      Paid      Rate     Balance      Paid      Rate
                                      -----------  --------   ------  -----------  --------   ------  -----------  --------   ------
                                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans receivable (1) ...............  $ 57,819    $4,781     8.27%    $50,433     $4,117     8.16%    $39,203     $3,194     8.15%
  Mortgage-backed securities .........    19,703     1,216     6.17      21,127      1,347     6.38      26,232      1,619     6.17
  Investment securities ..............    25,950     1,803     6.95      14,927        986     6.61       6,922        376     5.43
  FHLB stock .........................     1,290        87     6.74         794         55     6.93         732         53     7.24
  Other interest-bearing deposits ....     6,961       347     4.98       3,758        179     4.76       4,639        310     6.68
                                        --------    ------     ----     -------     ------     ----     -------     ------     ----
Total interest-earning assets ........  $111,723    $8,234     7.37%    $91,039     $6,684     7.34%    $77,728     $5,552     7.14%
                                        ========    ======     ====     =======     ======     ====     =======     ======     ====


Interest-bearing liabilities:
  Savings accounts ...................  $  3,363    $   82     2.44%    $ 3,567     $   87     2.44%    $ 4,225     $   91     2.15%
  Demand and NOW accounts ............     8,520       248     2.91       6,439        199     3.09       5,958        185     3.11
  Certificate accounts ...............    63,205     3,488     5.52      57,241      3,094     5.41      56,754      3,165     5.58
  FHLB advances ......................    24,458     1,366     5.59%     10,000        535     5.35         208         13     6.25
                                        --------    ------     ----     -------     ------     ----     -------     ------     ----
Total interest-bearing liabilities ...  $ 99,546    $5,184     5.21%    $77,247     $3,915     5.07%    $67,145     $3,454     5.14%
                                        ========    ======     ====     =======     ======     ====     =======     ======     ====
Net interest income ..................              $3,050                          $2,769                          $2,098
                                                    ======                          ======                          ======
Net interest rate spread (2) .........                         2.16%                           2.27%                           2.00%
                                                               ====                            ====                            ====
Net interest-earning assets ..........  $ 12,177                        $13,792                         $10,583
                                        ========                        =======                         =======
Net interest margin (3) ..............                         2.73%                           3.04%                           2.70%
                                                               ====                            ====                            ====
Average interest-earning assets to
  average interest-bearing liabilities              112.23%                         117.85%                         115.76%
                                                    ======                          ======                          ======

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

                                                          March 31,
                                                  ------------------------
                                                  1998      1997      1996
                                                  ----      ----      ----
     Weighted average yield on:
       Loans receivable ........................  8.04%     8.38%     8.51%
       Mortgage-backed securities ..............  6.19      7.40      6.65
       Investment securities ...................  6.83      6.93      6.05
       FHLB stock ..............................  6.50      7.00      6.75
       Other interest-earning assets ...........  5.45      5.33      5.15
       Combined weighted average yield
         on interest-earning assets ............  7.25%     7.78%     7.53%
                                                  ----      ----      ----
     Weighted average rate paid on:
       Savings accounts ........................  2.50%     2.50%     2.50%
       Demand and NOW accounts .................  2.91      3.05      3.06
       Certificate accounts ....................  5.59      5.48      5.56
       FHLB advances ...........................  5.68      5.64      0.00
       Combined weighted average rate paid
         on interest-bearing liabilities .......  5.28%     5.17%     5.16%
                                                  ----      ----      ----
     Interest Rate Spread ......................  1.97%     2.61%     2.37%
                                                  ====      ====      ====

Rate/Volume Analysis
--------------------

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

                                              Year Ended March 31,
                                ------------------------------------------------
                                      1998 vs 1997            1997 vs 1996
                                ----------------------- ------------------------
                                  Increase                Increase
                                 (Decrease)              (Decrease)
                                   Due to       Total      Due to        Total
                                ------------  Increase  -------------  Increase
                                Volume  Rate (Decrease) Volume   Rate (Decrease)
                                ------  ---- ---------- ------   ---- ----------
                                             (Dollars in Thousands)
Interest-earning assets:
  Loans receivable ............ $  608  $ 56   $  664   $  919  $   4   $  923
  Mortgage-backed securities ..    (88)  (43)    (131)    (325)    53     (272)
  Investment securities .......    764    53      817      513     97      610
  FHLB stock ..................     34    (2)      32        4     (2)       2
  Other interest-earning assets    160     8      168      (52)   (79)    (131)
                                ------  ----   ------   ------  -----   ------
Total interest-earning assets . $1,478  $ 72   $1,550   $1,059  $  73   $1,132
                                ------  ----   ------   ------  -----   ------
Interest-bearing liabilities:
  Savings accounts ............ $   (5) $  0   $   (5)  $   (2) $  (2)  $   (4)
  Demand and NOW accounts .....     60   (11)      49       15     (1)      14
  Certificate accounts ........    330    64      394       27    (98)     (71)
  FHLB advances ...............    806    25      831      524     (2)     522
                                ------  ----   ------   ------  -----   ------
Total interest bearing
  liabilities ................. $1,191  $ 78   $1,269   $  564  $(103)  $  461
                                ------  ----   ------   ------  -----   ------
  Net interest income ......... $  287  $ (6)  $  281   $  495  $ (30)  $  671
                                ======  ====   ======   ======  =====   ======

Comparison of operating results for the years ended March 31, 1998 and March 31, 1997.
--------------------------------------------------------------------------------

Performance Summary. Net earnings for the year ended March 31, 1998 increased by $405,000 or 87% to $869,000 from $464,000 for the year ended March 31, 1997.
Diluted earnings per share were $1.08 for the year ended March 31, 1998, and $.51 for the year ended March 31, 1997. Improved annual earnings were the result of an increase in net interest income and non-interest income and a decrease in non-interest expense primarily due to the Savings Association Insurance Fund
(SAIF) special assessment incurred in fiscal 1997. For the years ended March 31, 1998 and 1997, the return on average assets was .76% and .50%, respectively, while the return on average equity was 6.52% and 3.18%, respectively.

Net Interest Income. Net interest income increased from $2.8 million for the fiscal year ended March 31, 1997 to $3.1 million for the current fiscal year, an increase of $300,000. This reflects an increase of $1.5 million in interest income to $8.2 million from $6.7 million and an increase of $1.3 million in interest expense to $5.2 million from $3.9 million. The net increase was primarily due to an increase in average interest-earning assets from $91.0 million to $111.7 million.

For the year ended March 31, 1998 the average yield on interest-earning assets was 7.37% compared to 7.34% for fiscal 1997. The average cost of interest-bearing liabilities was 5.21% for the year ended March 31, 1998, an increase from 5.07% for fiscal 1997.

The average interest rate spread was 2.16% for the year ended March 31, 1998 compared to 2.27% for fiscal 1997. The average net interest margin decreased to 2.73% for the year ended March 31, 1998 compared to 3.04% for the year ended March 31, 1997.

Provision for Loan Losses. During the year ended March 31, 1998, the Company recorded a $94,000 provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in the past two years. The allowance for loan losses of $248,000 or .40% of loans receivable, net at March 31, 1998, compares to $158,000 or .29% of loans receivable, net at March 31, 1997. The allowance for loan losses as a percentage of non-performing assets was 106.97% at March 31, 1998, compared to 41.58% at March 31, 1997.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses at a level considered to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-Interest Income. For the year ended March 31, 1998, non-interest income increased by $220,000 or 81% due primarily to increased service charge income, and gains recognized on the sale of loans, real estate owned, investments and mortgage-backed securities.

Non-Interest Expense. Non-interest expense decreased $189,000 to $2.1 million for the year ended March 31, 1998 from $2.3 million for the year ended March 31, 1997. The decrease was due to a decrease in federal insurance premiums and the SAIF special assessment which was partially off-set by increases in compensation expense, occupancy expense, data processing and other non-interest expense.

Additional staff and expenses related to the new branch office in Richmond contributed to increases in compensation, occupancy, and data processing expenses, while the increase in other expenses were primarily related to ATM charges, debit card expense, and costs related to the Company's high performance checking account program.

Income Taxes. Income taxes increased $225,000 to $499,000 for the year ended March 31, 1998 from $274,000 for the year ended March 31, 1997. The increase is due to the increase in pre-tax income. The Company's effective tax rate was 36% for fiscal 1998 and 37% for fiscal 1997.

Comparison of operating results for the years ended March 31, 1997 and March 31, 1996
--------------------------------------------------------------------------------

Performance Summary. Net earnings for the year ended March 31, 1997 decreased by $47,000 or 9.1% to $464,000 from $511,000 for the year ended March 31, 1996.
Earnings per share were $.51 for the year ended March 31, 1997, and $.52 for the year ended March 31, 1996. The results were impacted by an increase of $671,000 in net interest income and a $3,000 decrease in income taxes offset by a $20,000 increase in the provision for loan loss, a $6,000 decrease in non-interest income and a $694,000 increase in non-interest expense. For the years ended March 31, 1997 and 1996, the return on average assets was .50% and .64%, respectively, while the return on average equity was 3.18% and 4.25%, respectively.

A provision in the Omnibus Appropriation Bill passed by Congress and signed by President Clinton on September 30, 1996, included a special assessment to recapitalize the SAIF. The assessment of 65.7 cents per $100 of qualifying accounts as of March 31, 1995 created a pretax expense of $441,000 to the Bank. Without the SAIF assessment, net income would have been $743,000, return on average assets would have been .80%, return on average equity would have been 5.04% and earnings per share would have been $.82 for the fiscal year ended March 31, 1997.

The recapitalization of SAIF is anticipated to reduce premiums for the deposit insurance from 23 cents per $100 of deposits to 6.4 cents per $100 of deposits. The 6.4 cents is anticipated for the years 1997 through 1999, then decreasing further to 2.4 cents from year 2000 to 2017, assuming a merger of SAIF and the Bank Insurance Fund (BIF).

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

Provision for Loan Losses. During the year ended March 31, 1997, the Company recorded a $34,000 provision for the loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in the past two years. The allowance for loan losses of $158,000 or .29% of loans receivable, net at March 31, 1997, compares to $131,000 or .29% of loans receivable, net at March 31, 1996. The allowance for loan losses as a percentage of non-performing assets was 41.58% at March 31, 1997, compared to 107.38% at March 31, 1996, due to an increase in the Company's non-performing assets during fiscal 1997.

Management will continue to monitor its allowance for loan losses and make additions to the allowance through the provision for loan losses as economic conditions dictate. Although the Company maintains its allowance for loan losses, at a level considered to be adequate, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan lossess will not be required in the future.

Non-Interest Income. For the year ended March 31, 1997, non-interest income decreased by $6,000 or 2.2% due primarily to lower loan servicing fees, a loss in the amount of $2,000 on the sale of investments and reduced earnings from the Company's investment in its data processing center.

Non-Interest Expense. Non-interest expense increased by $694,000 to $2.3 million for the year ended March 31, 1997 from $1.6 million for the year ended March 31, 1996. The increase was due to an increase in the amount of $51,000 for the Hardin Bancorp Inc., ESOP, $85,000 related to the Hardin Bancorp Inc., Recognition and Retention Plan (RRP), a special assessment of $441,000 to recapitalize the SAIF, and additional legal, accounting and tax expense associated with being a public company.

Income Taxes. Income taxes decreased $3,000 to $274,000 for the year ended March 31, 1997 from $277,000 for the year ended March 31, 1996. The decrease is due to the decrease in pre-tax income. The Company's effective tax rate was 37% for fiscal 1997 and 35% for fiscal 1996.

Asset Liability Management and Market Risk
------------------------------------------

As with other savings institutions, the Company's most significant form of market risk is interest rate risk. One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, the Company also generally sold its long-term fixed-rate loans in the secondary market. The Company currently retains longer term fixed-rate loans in the portfolio as part of its effort to increase the size and yield of its loan portfolio and to reduce its mortgage-backed securities portfolio. The Company has adopted an informal policy, which is subject to change from time to time, to increase the longer term fixed-rate loans in its portfolio so that such loans comprise up to 50% of total loans receivable. In addition, the Company has invested in short to intermediate term investments and adjustable rate mortgage-backed securities, which although long-term in nature, adjust periodically in response to changes in general levels of interest rates.

The Company has historically relied upon retail deposit accounts as its primary source of funds. Management believes that retail deposit accounts as a source of funds, compared to brokered deposits and long-term borrowings, reduces the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. In addition, the Company has emphasized longer term certificate accounts in an effort to extend the maturity of its liabilities. In order to meet the Company's growth objectives more reliance has been placed on FHLB advances to fund loans and investments. During 1998 the Bank obtained FHLB advances in the aggregate amount of $10.5 million.

The Company's Board of Directors has formulated an Asset Liability Management Policy designed to promote long-term profitability while managing interest-rate risk. The Company recognizes the inherent risk in its interest-sensitive gap position, particularly in periods of fluctuating interest rates. The current negative one-year gap position is within the board-prescribed limits.

The following table sets forth at March 31, 1998, the amount of interest-earning assets and interest-bearing liabilities maturing, repricing or callable within the time periods indicated. The table assumes an 8% annual prepayment rate for fixed-rate real estate loans, adjustable-rate real estate loans, mortgage-backed securities and consumer loans. The Bank's deposits are classified as repricing in the "six months or less" category, except for certificate accounts which are classified based upon their actual maturity.

                                                          Maturing or Repricing
                                        --------------------------------------------------------
                                                    Over 6     Over     Over
                                        6 Months  Months to    1-3      3-5      Over
                                         or Less   One Year   Years    Years   5 Years    Total
                                        --------  ---------  -------  -------  -------  --------
                                                         (Dollars in Thousands)
Interest-earning assets:
  Fixed rate real estate loans ......... $ 3,842   $ 2,702   $ 4,561  $ 4,800  $18,971  $ 34,876
  Adjustable rate real estate loans ....   7,708     8,468     6,727        0        0    22,903
  Consumer loans .......................   1,077       606     1,709    1,902    1,411     6,705
  Mortgage-backed securities:
    Held to maturity ...................   7,017     3,978         0        0        0    10,995
    Available for sale .................   7,577       443         0        0        0     8,020
  Investment securities:
    Held to maturity ...................       0         0         0   10,000        0    10,000
    Available for sale .................  14,009     1,203     6,809      342      293    32,656
  FHLB stock ...........................   1,475         0         0        0        0     1,475
  Other ................................   3,225         0         0        0        0     3,225
                                         -------   -------   -------  -------  -------  --------
    Total interest-earning assets ...... $45,930   $17,400   $19,806  $17,044  $20,675  $130,855
                                         =======   =======   =======  =======  =======  ========
Interest-bearing liabilities:
  Savings accounts ..................... $ 3,265   $     0   $     0  $     0  $     0  $  3,262
  Demand and NOW accounts ..............  10,159         0         0        0        0    10,162
  Certificate accounts .................  22,819    18,590    16,614    4,310       45    62,378
  FHLB advances ........................  10,500     2,000     7,000   10,000        0    29,500
                                         -------   -------   -------  -------  -------  --------
    Total interest-bearing liabilities . $46,743   $20,590   $23,614  $14,310  $    45  $105,302
                                         =======   =======   =======  =======  =======  ========
Interest-earning assets less
  interest-bearing liabilities ......... $  (813)  $(3,190)  $(3,808) $ 2,734  $20,630  $ 15,553

Cumulative interest-rate
  sensitivity gap ...................... $  (813)  $(4,003)  $(7,811) $(5,077) $15,553  $ 15,553

Cumulative interest-rate gap as a
  percentage of assets at 3/31/98 ......   (0.67)%   (3.31)%   (6.45)%  (4.19)%  12.84%    12.84%

Cumulative interest-rate gap as a
  percentage of interest-earning
  assets at 3/31/98 ....................   (0.67)%   (3.31)%   (6.46)%  (4.20)%  12.87%    12.87%

Net Portfolio Value
-------------------

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision the (OTS) adopted a rule incorporating an interest rate risk (IRR) component into the risk based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value (NPV) to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point (bp) change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The Rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 1998, as calculated by Farin and Associates, based on information provided to Farin and Associates by the Bank.

             INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

                   Net Portfolio Value               NPV as % of PV Assets
       Change     --------------------               ---------------------
      in Rates    $ Amount    $ Change    % Change    NPV Ratio     Change
      --------    --------    --------    --------    ---------     ------
       +400 bp      7,749      (5,729)      -49%         6.92%     -421 bp
       +300 bp      9,601      (3,877)      -37%         8.39%     -274 bp
       +200 bp     11,594      (1,884)      -24%         9.90%     -123 bp
       +100 bp     13,555          77         1%        11.31%     +186 bp
          0 bp     13,478                               11.13%
       -100 bp     16,642       3,164         9%        13.36%     +223 bp
       -200 bp     17,764       4,286        16%        14.02%     +289 bp
       -300 bp     19,265       5,787        26%        14.91%     +378 bp
       -400 bp     21,394       7,916        40%        16.15%     +502 bp


                                                    March 31,    March 31,
                                                      1998         1997
                                                    ---------    ---------
     ***RISK MEASURES: 200 BP RATE SHOCK***
     Pre-Shock NPV Ratio: NPV as % of PV of Assets    11.13%       13.19%
     Exposure Measure: Post-Shock NPV Ratio            9.90%        9.53%
     Sensitivity Measure: Change in NPV Ratio        -123 bp      -366 bp


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

Liquidity and Capital Resources
-------------------------------

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

The primary investing activity of the Company is originating adjustable rate mortgages and fixed rate mortgages to be held to maturity. The Company will purchase loans from other Missouri originators if loans are unavailable in its market area. For the fiscal years ended March 31, 1998 and 1997, the Bank originated loans for its portfolio in the amount of $27.7 million and $16.2 million, respectively. The Bank purchased loans totaling $1.2 million and $4.4 million during the fiscal years ended March 31, 1998 and 1997.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, State or Federal Agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 46.5% and 8.81%, respectively, at March 31, 1998 and 1997. The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At March 31, 1998 and 1997, cash and cash equivalents were $3.8 million and $4.3 million, respectively.

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

At March 31, 1998, the Bank had outstanding loan commitments of $1.3 million and undisbursed loans in process of $3.0 million. It is anticipated that sufficient funds will be available to meet current loan commitments including loan applications received and in process.

Certificates of deposits which are scheduled to mature in one year or less at March 31, 1998 were $41.4 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 1998 the Bank had tangible capital of $12.3 million, or 10.2% of total adjusted assets, which is approximately $10.5 million above the minimum requirement of 1.5% of adjusted total assets on that date. The Bank had core capital of $12.3 million, or 10.2% of adjusted total assets, which is $8.7 million above the minimum leverage ratio requirement of 3.0% in effect on that date. The Bank had total risk based capital of $12.5 million and total risk-weighted assets of $46.6 million, or total risk based capital of 26.9% of risk-weighted assets. This was $8.8 million above the 8.0% requirement in effect on that date.

Recent Accounting Developments
------------------------------

The Financial and Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of stockholders' equity. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. Both SFAS No. 130 and No. 131 are effective for fiscal years beginning after December 15, 1997. The adoption of the standards is not expected to have a significant impact on the financial statements of the Company.

The Company adopted SFAS Nos. 125 and 127 relating to transfers and servicing of financial assets and extinguishments of liabilities during 1997 and 1998, according to the required implementation dates. The adoption of these statements is not expected to have a material effect on the financial position or results of operations.

During February 1998, the FASB issued SFAS No. 132 which revises employer's disclosure requirements about pension and other postretirement benefit plans. This statement does not change the measurement or recognition of those plans and supersedes Statements No. 87, 88 and 106. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of this standard is not expected to require any additional disclosure by the Company.

Year 2000 Compliance
--------------------

The Company utilizes and is dependent upon data processing systems and software to conduct its business. The data processing systems and software include those developed and maintained by the Company's data processing provider and purchased software which is run on in-house computer networks. In 1997, the Company initiated a review and assessment of all hardware and software to confirm that it will function properly in the year 2000. The Company's data processing provider and those vendors which have been contacted have indicated that their hardware and/or software will be Year 2000 compliant by the end of 1998. This will allow time for compliance testing. Additionally, alarms, heating and cooling systems, and other computer-controlled mechanical devices on which the Company relies are being evaluated. Those found not to be in compliance will be modified or replaced with a compliant product. While there will be expenses incurred during the next two years, the Company has not identified any situations at this time that will require material cost expenditures to become fully compliant.

Impact of Inflation and Changing Prices
---------------------------------------

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

                          Independent Auditors' Report



The Board of Directors
Hardin Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of Hardin Bancorp, Inc. and subsidiaries (the Company) as of March 31, 1998 and 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
-------------------------

May 13, 1998
Kansas City, Missouri

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Consolidated Balance Sheets

March 31, 1998 and 1997

================================================================================
          Assets                                         1998            1997
--------------------------------------------------------------------------------
Cash ...........................................    $    556,927         258,745
Interest-bearing deposits in other financial
 institutions ..................................       3,224,874       4,007,164
Investment securities (note 3):
   Held-to-maturity ............................      10,000,000              --
   Available-for-sale ..........................      22,656,010      22,340,420
Mortgage-backed securities (note 4):
   Held-to-maturity ............................      10,995,511      13,456,912
   Available-for-sale ..........................       8,019,725       5,757,213
Loans receivable, net (note 5) .................      61,273,984      54,567,570
Accrued interest receivable on:
   Investment securities .......................         359,601         309,223
   Mortgage-backed securities ..................         133,459         144,271
   Loans receivable ............................         395,138         329,200
Real estate owned ..............................              --         103,410
Premises and equipment (note 6) ................       1,725,383         850,210
Stock in Federal Home Loan Bank (FHLB) of
 Des Moines, at cost ...........................       1,475,000         950,000
Deferred income taxes receivable (note 9) ......              --          43,000
Prepaid expenses and other assets ..............         276,492         236,410
                                                    ------------    ------------
Total assets ...................................    $121,092,104     103,353,748
                                                    ============    ============

================================================================================
   Liabilities and Stockholders' Equity                  1998            1997
--------------------------------------------------------------------------------
Liabilities:
   Deposits (note 7) .........................   $  76,884,462       70,200,857
   Advances from borrowers for property
 taxes and insurance .........................         264,317          275,440
   Advances on FHLB line of credit (note 8) ..      29,500,000       19,000,000
   Accrued interest payable ..................          56,149           55,251
   Income taxes payable (note 9):
      Current ................................         323,520          137,164
      Deferred ...............................          15,000               --
   Accrued expenses and other liabilities ....         571,084          475,310
                                                 -------------     -------------
Total liabilities ............................     107,614,532       90,144,022
                                                 -------------     -------------
Stockholders' equity:
   Common stock, $.01 par value; 3,500,000
    shares authorized, 1,058,000 shares issued          10,580           10,580
   Serial preferred stock, $.01 par value;
    500,000 shares authorized, none issued ...              --               --
   Additional paid-in capital ................      10,165,436       10,084,729
   Retained earnings .........................       7,482,320        6,994,680
   Net unrealized loss on available-for-sale
    securities, net ..........................         (98,326)        (234,597)
   Unearned employee benefits (note 10) ......        (518,280)        (636,800)
   Deferred recognition and retention
    plan (note 10) ...........................        (327,011)        (413,464)
   Treasury stock of 234,440 shares in 1998
    and 198,640 shares in 1997, at cost ......      (3,237,147)      (2,595,402)
                                                 -------------     -------------

Total stockholders' equity ...................      13,477,572       13,209,726
Commitments and contingencies (notes 5 and 12)
                                                 -------------     -------------
Total liabilities and stockholders' equity ...   $ 121,092,104      103,353,748
                                                 =============     =============

See accompanying notes to consolidated financial statements.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Consolidated Statements of Earnings

Years ended March 31, 1998, 1997 and 1996

================================================================================
                                             1998         1997          1996
--------------------------------------------------------------------------------
Interest income:
   Loans receivable ...................   $4,780,918    4,117,141     3,193,688
   Mortgage-backed securities .........    1,216,181    1,347,251     1,619,048
   Investment securities ..............    1,803,383      985,940       376,379
   Other ..............................      433,660      234,042       363,164
                                          ----------   ----------    ----------
Total interest income .................    8,234,142    6,684,374     5,552,279
                                          ----------   ----------    ----------
Interest expense:
   Deposits (note 7) ..................    3,817,487    3,379,903     3,441,049
   FHLB advances ......................    1,366,316      535,227        12,876
                                          ----------   ----------    ----------
Total interest expense ................    5,183,803    3,915,130     3,453,925
                                          ----------   ----------    ----------
Net interest income ...................    3,050,339    2,769,244     2,098,354

Provision for losses on loans
  (note 5) ............................       93,671       33,590        13,902
                                          ----------   ----------    ----------
Net interest income after
  provision for losses ................    2,956,668    2,735,654     2,084,452
                                          ----------   ----------    ----------
Noninterest income:
   Service charges ....................      141,531       80,491        67,032
   Loan servicing fees ................       34,260       36,102        42,675
   Gain on sale of loans ..............       70,433           --            --
   Gain (loss) on sale of investments
     and mortgage-backed securities
    (notes 3 and 4) ...................      111,484       (2,218)        1,878
   Other ..............................      134,472      158,175       167,290
                                          ----------   ----------    ----------
Total noninterest income ..............      492,180      272,550       278,875
                                          ----------   ----------    ----------
Noninterest expense:
   Compensation and benefits (note 10)     1,138,519    1,018,635       854,732
   Occupancy and equipment ............      149,465      115,842       106,008
   Federal insurance premiums .........       45,742      557,351       153,649
   Data processing ....................      109,836       94,725        90,897
   Real estate owned ..................        1,439        2,202        (3,050)
   Other ..............................      636,426      481,394       373,826
                                          ----------   ----------    ----------
Total noninterest expense .............    2,081,427    2,270,149     1,576,062
                                          ----------   ----------    ----------
Earnings before income taxes ..........    1,367,421      738,055       787,265

Income tax expense (note 9) ...........      498,847      273,804       276,742
                                          ----------   ----------    ----------

Net earnings ..........................   $  868,574      464,251       510,523
                                          ==========   ==========    ==========
Earnings per share:
   Basic ..............................   $     1.12          .52           .52
   Diluted ............................         1.08          .51           .52
                                          ==========   ==========    ==========

See accompanying notes to consolidated financial statements.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Consolidated Statements of Stockholders' Equity

Years ended March 31, 1998, 1997 and 1996

====================================================================================================================================
                                                                   Net unrealized                Deferred
                                        Additional                    loss on        Unearned   recognition
                             Common       paid-in     Retained   available-for-sale  employee  and retention  Treasury
                              stock       capital     earnings     securities, net   benefits      plan         stock     Total
                              -----       -------     --------     ---------------   --------      ----         -----     -----
Balance at March 31, 1995    $   --            --   6,480,507        (87,993)          --           --             --     6,392,514

Net earnings .............       --            --     510,523             --           --           --             --       510,523
Sale of common stock, net
  of issuance costs ......   10,580    10,036,820          --             --           --           --             --    10,047,400
Change in net unrealized
  loss on securities
  available-for-sale, net
  of tax .................       --            --          --        (66,604)          --           --             --       (66,604)
Unearned Employee Stock
  Ownership
   Plan (ESOP) benefit ...       --            --          --             --     (846,400)          --             --      (846,400)
Allocation of ESOP shares        --        18,628          --             --       84,680           --             --       103,308
Dividends declared
  ($.10 per share) .......       --            --    (105,800)            --           --           --             --      (105,800)
                            -------   -----------  ----------    -----------   ----------    ---------    -----------   -----------
Balance at March 31, 1996    10,580    10,055,448   6,885,230       (154,597)    (761,720)          --             --    16,034,941

Net earnings .............       --            --     464,251             --           --           --             --       464,251
Change in net unrealized
  loss on securities
  available-for-sale,
  net of tax .............       --            --          --        (80,000)          --           --             --       (80,000)
Allocation of ESOP shares        --        29,281          --             --      124,920           --             --       154,201
Repurchase of common stock       --            --          --             --           --           --     (3,093,552)   (3,093,552)
Adoption of recognition
  and retention plan .....       --            --          --             --           --     (498,150)       498,150            --
Amortization of
  recognition and
  retention plan .........       --            --          --             --           --       84,686             --        84,686
Dividends declared
  ($.40 per share) .......       --            --    (354,801)            --           --           --             --      (354,801)
                            -------   -----------  ----------    -----------   ----------    ---------    -----------   -----------
Balance at March 31, 1997    10,580    10,084,729   6,994,680       (234,597)    (636,800)    (413,464)    (2,595,402)   13,209,726

Net earnings .............       --            --     868,574             --           --           --             --       868,574
Change in net unrealized
  loss on securities
  available-for-sale,
  net of tax .............       --            --          --        136,271           --           --             --       136,271
Allocation of ESOP shares        --        80,707          --             --      118,520           --             --       199,227
Repurchase of common stock       --            --          --             --           --           --       (641,745)     (641,745)
Amortization of
  recognition and
  retention plan .........       --            --          --             --           --       86,453             --        86,453
Dividends declared
  ($.49 per share) .......       --            --    (380,934)            --           --           --             --      (380,934)
                            -------   -----------  ----------    -----------   ----------    ---------    -----------   -----------

Balance at March 31, 1998   $10,580    10,165,436   7,482,320        (98,326)    (518,280)    (327,011)    (3,237,147)   13,477,572
                            =======   ===========  ==========    ===========   ==========    =========    ===========   ===========

See accompanying notes to consolidated financial statements.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Consolidated Statements of Cash Flows

Years ended March 31, 1998, 1997 and 1996


===============================================================================================
                                                        1998             1997            1996
-----------------------------------------------------------------------------------------------
Operating activities:
   Net earnings ................................   $    868,574         464,251         510,523
   Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
        Provision for losses on loans ..........         93,671          33,590          13,902
        Depreciation and amortization ..........         80,494          54,352          44,360
        Premium amortization and accretion
         of discounts and deferred loan
         fees, net .............................       (328,422)         83,123          91,248
        FHLB stock dividends ...................             --              --         (14,600)
        Loss (gain) on sales of loans and
         securities, net .......................       (181,917)          2,218          (1,878)
        Gain on sales of premises
         and equipment .........................             --              --          (4,877)
        Gain on sales of real estate owned .....         (5,657)         (6,684)             --
        Proceeds from sales of loans held
         for sale ..............................        428,016              --              --
        Origination of loans held for sale .....       (423,619)             --              --
        Allocation of ESOP shares ..............        199,227         154,201         103,308
        Amortization of deferred recognition
         and retention plan ....................         86,453          84,686              --
        Provision for deferred income taxes ....        (22,000)        (44,086)          4,565
        Changes in other assets and liabilities:
          Accrued interest receivable ..........       (105,504)       (180,825)       (111,762)
          Prepaid expenses and other assets ....        (43,373)         12,213           9,103
          Accrued interest payable .............            898          24,866          (1,584)
          Accrued expenses and other liabilities         74,647         100,752         (38,731)
          Income taxes payable .................        186,295          80,589          52,443
                                                   ------------    ------------    ------------
Net cash provided by operating activities ......        907,783         863,246         656,020
                                                   ------------    ------------    ------------
Investing activities:
   Net increase in loans receivable ............     (8,811,940)     (5,295,352)     (4,871,370)
   Proceeds from maturities of
    certificates of deposit in other
    financial institutions .....................             --              --         100,000
   Purchase of loans ...........................     (1,232,050)     (4,397,569)     (6,941,351)
   Proceeds from sales of loans ................      3,309,109              --              --
   Purchase of mortgage-backed
    securities available-for-sale ..............    (10,786,034)             --        (522,781)
   Purchase of investment securities
    held-to-maturity ...........................    (10,000,000)             --              --
   Purchase of investment securities
    available-for-sale .........................    (27,556,342)    (21,607,082)     (6,657,843)
   Principal payments on mortgage-backed
    securities held-to-maturity ................      2,081,172       2,786,969       4,011,982
   Principal payments on mortgage-backed
    securities available-for-sale ..............        805,804       1,098,488         463,185
   Principal payments on investment
    securities available-for-sale ..............         76,872              --              --
   Proceeds from maturities of investment
    securities available-for-sale ..............     23,650,000       3,500,000       4,901,696
   Proceeds from sales of mortgage-backed
    securities held-to-maturity ................        337,776              --              --
   Proceeds from sales of mortgage-backed
    securities available-for-sale ..............      7,838,077       1,016,675              --
   Proceeds from sales of investment
    securities available-for-sale ..............      4,084,772       2,004,844       3,264,197
   Purchase of stock in FHLB of Des Moines .....       (525,000)       (208,000)             --
   Proceeds from sales of real estate owned ....        117,339          35,000              --
   Purchase of office property and equipment ...       (952,376)       (394,344)        (50,810)
   Proceeds from sale of office properties
    and equipment ..............................             --              --          13,500
                                                   ------------    ------------    ------------
Net cash used in investing activities ..........   $(17,562,821)    (21,460,371)     (6,289,595)
                                                   ============    ============    ============

                                                                     (Continued)

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Consolidated Statements of Cash Flows, Continued

======================================================================================
                                               1998            1997            1996
--------------------------------------------------------------------------------------
Financing activities:
   Net increase (decrease) in deposits   $  6,683,605       3,595,610        (844,034)
   Net increase in advances from
    borrowers for taxes and insurance         (11,123)         51,688          18,446
   Proceeds from FHLB advances .......     30,500,000      19,000,000       1,000,000
   Repayments of FHLB advances .......    (20,000,000)             --      (2,500,000)
   Proceeds from issuance of stock,
    net of issuance costs ............             --              --       9,201,000
   Payment of dividends ..............       (359,807)       (374,665)             --
   Purchase of treasury stock ........       (641,745)     (3,093,552)             --
                                         ------------    ------------    ------------
Net cash provided by financing
  activities .........................     16,170,930      19,179,081       6,875,412
                                         ------------    ------------    ------------
Increase (decrease) in cash and
  cash equivalents ...................       (484,108)     (1,418,044)      1,241,837

Cash and cash equivalents at
  beginning of year ..................      4,265,909       5,683,953       4,442,116
                                         ------------    ------------    ------------
Cash and cash equivalents at
 end of year .........................   $  3,781,801       4,265,909       5,683,953
                                         ============    ============    ============
Supplemental disclosure of cash
 flow information:
      Cash paid for:
      Interest .......................   $  5,182,905       3,890,264       3,455,509
                                         ============    ============    ============
      Income taxes, net of refunds ...   $    310,100         193,215         224,299
                                         ============    ============    ============
Noncash investing and
  financing activities:
   Loans transferred to real
    estate owned .....................   $      8,272         143,726              --
                                         ============    ============    ============
   Loans to facilitate sales
    of real estate owned .............   $         --          18,500              --
                                         ============    ============    ============
   Allocation of recognition
    and retention plan shares ........   $         --         498,150              --
                                         ============    ============    ============
   Dividend declared and payable .....   $    107,063          85,936         105,800
                                         ============    ============    ============

See accompanying notes to consolidated financial statements.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

March 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------

(1)  Conversion and Acquisition of the Bank by the Company

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

     (a) Principles of Consolidation and Basis of Presentation

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

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     (c) Loans

     The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. There were no such loans at March 31, 1998 or 1997.

     The Company defers all loan origination, commitment and related fees and certain direct origination costs related to loans generated for the Bank's portfolio. The Bank amortizes the net fees over the expected life of the individual loans using the interest method.

     (d) Allowance for Loan Losses

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

     (e) Mortgage Banking Activities

     The Company accounts for its mortgage servicing rights in accordance with Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights, as amended by SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement requires that the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 be capitalized as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.

     Included in gains on sales of loans during 1998 are capitalized mortgage servicing rights aggregating $36,000. Amortization expense related to the capitalized servicing rights, included in other expenses in the accompanying consolidated statements of earnings, aggregated $3,000 during 1998.

     At March 31, 1998 and 1997, the Bank was servicing loans for others amounting to $9,759,000 and $8,413,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at March 31, 1998 and 1997 was insignificant.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     (f) Real Estate Owned

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

     (h) Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to forty years. Major replacements and betterments are capitalized while normal maintenance and repairs are charged to expense when incurred. Gains or losses on dispositions are reflected in current operations.

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

     (j) Cash and Cash Equivalents

     For purposes of the cash flows, all short-term  investments with a maturity
     of  three  months  or  less  at  date  of  purchase  are  considered   cash
     equivalents.

     (k) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (l) Earnings Per Share

     Earnings per share are computed in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share include the effects of all dilutive potential common shares outstanding during each period. Earnings per share for all periods presented have been restated to conform to SFAS No. 128.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     The shares used in the calculation of basic and diluted earnings per share are shown below:

================================================================================
                                                 For the years ended March 31,
                                              ----------------------------------
                                                1998        1997          1996
--------------------------------------------------------------------------------

     Weighted average common shares
       outstanding.........................    775,293      900,351      973,383
     Stock options.........................     28,261        5,983           --
--------------------------------------------------------------------------------

                                               803,554      906,334      973,383
================================================================================

     (m) Future Accounting Pronouncements

     The Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 will require the Company to classify items of other comprehensive income by their nature in the consolidated financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of stockholders' equity. SFAS No. 131 requires that public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. Both SFAS No. 130 and SFAS No. 131 are effective for the Company's year ending March 31, 1999. The adoption of the standards is not expected to have a significant impact on the consolidated financial statements of the Company.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(3)  Investment Securities

     A summary of investment securities information is as follows:

=========================================================================================================================
                                                                                  Gross          Gross         Estimated
                                                                 Amortized     unrealized     unrealized         fair
                        March 31, 1998                             cost           gains         losses           value
-------------------------------------------------------------------------------------------------------------------------
        Available-for-sale:
           United States government and agency
               obligations maturing:
                  Within one year                            $    8,994,336       20,860          (3,942)       9,011,254
                  After one year but within five years            6,695,104           -          (51,303)       6,643,801
                  After five years but within ten years             622,653          185              -           622,838
                  After ten years                                 5,333,207       40,799          (1,018)       5,372,988
                                                                  =========       ======          ======        =========
        Total U. S. government and agency
           obligations                                           21,645,300       61,844         (56,263)      21,650,881
                                                                 ----------       ------         -------       ----------
           State and municipal obligations maturing:
               Within one year                                      205,000           23              -           205,023
               After one year but within five years                 505,000        2,000              -           507,000
               After five years but within ten years                290,000        3,106              -           293,106
                                                                    -------        -----                          -------
        Total state and municipal obligations                     1,000,000        5,129              -         1,005,129
                                                                  ---------        -----                        ---------
                                                             $   22,645,300       66,973         (56,263)      22,656,010
                                                             ==============       ======         =======       ==========
        Held to maturity:
           United States government and agency
               obligations maturing after one year
               but within five years                         $   10,000,000        9,352              -        10,009,352
                                                             ==============        =====                       ==========


=========================================================================================================================
                                                                                  Gross          Gross         Estimated
                                                                 Amortized     unrealized     unrealized         fair
                        March 31, 1997                             cost           gains         losses           value
---------------------------------------------------------------------------------------------------------------------------
        Available-for-sale:
           United States government and agency
               obligations maturing after one year
               but within five years                         $   22,485,287        9,077        (153,944)      22,340,420
                                                             ==============        =====        ========       ==========

     Proceeds from the sales of investment securities for the years ended March 31, 1998, 1997 and 1996 totaled $4,084,772, $2,004,844 and $3,264,197, respectively, and resulted in gross realized gains of $31,433, $5,286 and $5,671 in 1998, 1997 and 1996, respectively, and gross realized losses of $3,793 in 1996.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     At March 31, 1998 and 1997, investment securities with a fair value of approximately $1,467,000 and $1,790,000, respectively, were pledged to secure public funds on deposit.


(4)  Mortgage-backed Securities

     Mortgage-backed securities at March 31, 1998 and 1997 are summarized as follows:

=========================================================================================================================
                                                                                    Gross        Gross          Estimated
                                                                   Amortized     unrealized   unrealized          fair
                                                                     cost           gains       losses            value
-------------------------------------------------------------------------------------------------------------------------
        March 31, 1998:
              Available-for-sale:
                  Pass-through certificates guaranteed
                      by Government National
                      Mortgage Association (GNMA)              $    2,967,254           -             -         2,967,254
                  Federal Home Loan Mortgage
                      Corporation (FHLMC)
                      participation certificates                    1,744,724           -        (57,019)       1,687,705
                  Federal National Mortgage
                      Association (FNMA)  participation
                      certificates                                  3,474,530           -       (109,764)       3,364,766
                                                                    ---------       -----       --------        ---------
                                                               $    8,186,508           -       (166,783)       8,019,725
                                                               ==============       =====       ========        =========
              Held-to-maturity:
                  Pass-through certificates guaranteed
                      by GNMA                                  $    1,478,909       25,490          (416)       1,503,983
                  FHLMC participation certificates                  3,736,755        7,350       (56,130)       3,687,975
                  FNMA participation certificates                   5,779,847       15,273       (68,916)       5,726,204
                                                                    ---------       ------       -------        ---------
                                                               $   10,995,511       48,113      (125,462)      10,918,162
                                                               ==============       ======      ========       ==========

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

=========================================================================================================================
                                                                                    Gross        Gross          Estimated
                                                                    Amortized    unrealized   unrealized          fair
                                                                      cost          gains       losses            value
-------------------------------------------------------------------------------------------------------------------------
        March 31, 1997:
              Available-for-sale:
                  FHLMC participation certificates              $   2,029,460           -        (74,100)       1,955,360
                  FNMA participation certificates                   3,955,292           -       (153,439)       3,801,853
                                                                    ---------      ------       --------        ---------
                                                                $   5,984,752           -       (227,539)       5,757,213
                                                                =============      ======       ========        =========
              Held-to-maturity:
                  Pass-through certificates guaranteed
                      by GNMA                                   $   1,815,581       21,177        (2,391)       1,834,367
                  FHLMC participation certificates                  4,635,361       10,581      (116,929)       4,529,013
                  FNMA participation certificates                   7,005,970        7,817       (98,723)       6,915,064
                                                                    ---------        -----       -------        ---------
                                                                $  13,456,912       39,575      (218,043)      13,278,444
                                                                =============       ======      ========       ==========

     Proceeds from the sales of mortgage-backed securities for the years ended March 31, 1998 and 1997 totaled $8,175,853 and $1,016,675, respectively, and resulted in gross realized losses of $1,096 and $7,696 in 1998 in 1997, respectively, and gross realized gains of $81,147 and $192 in 1998 and 1997, respectively.


(5)  Loans Receivable

     Loans receivable at March 31, 1998 and 1997 are summarized as follows:

================================================================================
                                                      1998              1997
--------------------------------------------------------------------------------
Real estate:
      One to four family                         $ 50,645,667        47,473,503
      Five or more                                    543,197                --
      Nonresidential                                  477,263                --
      Land                                            810,581           327,936
      Commercial                                    1,335,685         1,044,996
      Construction                                  3,966,929         1,619,013
Consumer                                            6,704,534         5,570,651
                                                 ------------      ------------
                                                   64,483,856        56,036,099

Loans in process                                   (3,021,980)       (1,352,926)
Discounts and deferred
 loan origination fees, net of cost                    59,818            42,673
Allowance for loan losses                            (247,710)         (158,276)
                                                 ------------      ------------
Net loans receivable                             $ 61,273,984        54,567,570
                                                 ============      ============

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance or to pledge savings account balances or additional collateral. The Bank's principal lending areas are agricultural-based rural communities northeast of Kansas City, Missouri.

     The Bank makes contractual commitments to extend credit which are subject to the Bank's credit monitoring procedures. At March 31, 1998 and 1997, the Bank was committed to originate loans aggregating approximately $1,264,000 and $708,800, respectively. At March 31, 1998, all loan commitments were fixed with interest rates ranging from 7.25% to 8.0%. At March 31, 1997, fixed loan commitments approximated $627,800 with interest rates ranging from 7.75% to 9.50%. There were no commitments to buy loans at March 31, 1998 or 1997.

     The Company had loans to directors and officers at March 31, 1998 and 1997 which carry terms similar to those for other loans. A summary of such loans is as follows:

================================================================================
                                                      1998                1997
--------------------------------------------------------------------------------
Balance at beginning of year                        $ 145,000           146,000
New loans                                             105,000            10,000
Payments                                               (8,000)          (11,000)
                                                    ---------         ---------
Balance at end of year                              $ 242,000           145,000
                                                    =========         =========

     Activity in the allowance for loan losses for the years ended March 31, 1998, 1997 and 1996 is as follows:

================================================================================
                                           1998           1997           1996
--------------------------------------------------------------------------------

Balance at beginning of year            $ 158,276        131,040        118,905
Provision for loan losses                  93,671         33,590         13,902
Charge-offs                                (4,237)        (6,354)        (1,767)
                                        ---------      ---------      ---------
Balance at end of year                  $ 247,710        158,276        131,040
                                        =========      =========      =========


     Nonaccrual loans at March 31, 1998 and 1997 aggregated approximately $232,000 and $274,000, respectively.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(6)  Premises and Equipment

     Premises and equipment consist of the following at March 31, 1998 and 1997:

================================================================================
                                                        1998              1997
--------------------------------------------------------------------------------

Land                                                 $  150,219          150,219
Building                                              1,473,400          695,882
Leasehold improvements                                   34,170           33,603
Furniture and fixtures                                  734,497          560,205
                                                     ----------       ----------
                                                      2,392,286        1,439,909

Less accumulated depreciation                           666,903          589,699
                                                     ----------       ----------
Office properties and equipment, net                 $1,725,383          850,210
                                                     ==========       ==========

(7)  Deposits

     Deposits at March 31, 1998 and 1997 are summarized as follows:

===========================================================================================================================
                                                                          1998                              1997
                                                                   --------------------           ------------------------
                                           Stated rate             Amount        Percent          Amount           Percent
---------------------------------------------------------------------------------------------------------------------------
        Balance by interest rate:
              Commercial                  0.00%             $      1,081,647         1%      $       140,200         --%
              NOW accounts                0.00-2.50%               4,258,114         6             2,333,601          3
              Money market demand
                  accounts                3.25-4.00%               5,901,404         8             4,096,530          6
              Savings accounts            2.50%                    3,265,591         4             3,591,811          5
                                                                  ----------        --            ----------         --
                                                                  14,506,756        19            10,162,142         14
                                                                  ----------       ---            ----------        ---
              Certificate accounts        0.00-2.99                  105,875        --                    --         --
                                          3.00-3.99                   23,030        --                36,737         --
                                          4.00-4.99                3,978,376         5             5,561,972          8
                                          5.00-5.99               44,438,448        58            43,313,598         62
                                          6.00-6.99               12,358,458        16             9,645,129         14
                                          7.00-7.99                1,466,506         2             1,474,266          2
                                          8.00 and up                  7,013        --                 7,013         --
                                                                  ----------       ---            ----------        ---
                                                                  62,377,706        81            60,038,715         86

                                                            $     76,884,462       100%      $    70,200,857        100%
                                                                  ==========       ===            ==========        ===
        Weighted average interest rate
              on deposits at March 31                                             5.07%                            5.21%
                                                                                  ====                             ====

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     A summary of contractual maturity dates for certificate accounts at March 31, 1998 is as follows:

================================================================================
                                                   Amount             Percent
--------------------------------------------------------------------------------
        Contractual maturity of
         certificate accounts:
              Under 12 months                    $41,408,495             66%
              12 to 24 months                     14,386,506             23
              24 to 36 months                      2,227,787              4
              36 to 48 months                      2,467,308              4
              48 to 60 months                      1,842,750              3
              Over 60 months                          44,860             --
                                                 -----------            ---
                                                 $62,377,706            100%
                                                 ===========            ===

     The components of interest expense on deposits for the years ended March 31, 1998, 1997 and 1996 are as follows:

================================================================================
                                           1998            1997          1996
--------------------------------------------------------------------------------
NOW, savings, Super NOW and
      money market demand               $  329,197        285,575        276,250
Certificates of deposit                  3,488,290      3,094,328      3,164,799
                                        ----------     ----------     ----------

                                        $3,817,487      3,379,903      3,441,049
                                        ==========     ==========     ==========

     At March 31, 1998 and 1997, certificate accounts of $100,000 or greater totaled $6,748,657 and $5,712,767, respectively.

     During 1997, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $441,000 and is included in federal insurance premiums in the accompanying 1997 consolidated statement of earnings.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(8)  FHLB Advances

     The Company had the following debt outstanding from the FHLB of Des Moines at March 31, 1998 and 1997:

========================================================================================
                                                                  1998            1997
----------------------------------------------------------------------------------------
$5,000,000 advance, interest at 6.07%, due April 1997          $        --     5,000,000
$5,000,000 advance, interest at one-month LIBOR less .05%
      (5.39% at March 31, 1997), due October 1997                       --     5,000,000
$3,000,000 advance, interest at one-month LIBOR,
      (5.69% at March 31, 1998), due August 1998                 3,000,000            --
$2,500,000 advance, interest at 5.83%, due September 1998        2,500,000            --
$2,000,000 advance, interest at 5.74%, due November 1998         2,000,000     2,000,000
$5,000,000 advance, interest at one-month LIBOR less .05%,
      due December 1998                                          5,000,000     5,000,000
$2,500,000 advance, interest at 6.14%, due July 1999             2,500,000            --
$2,500,000 advance, interest at 6.15%, due September 1999        2,500,000            --
$2,000,000 advance, interest at 5.87%, due November 1999         2,000,000     2,000,000
$10,000,000 advance, callable beginning on January 23, 2003,
      interest at 5.42%, due January 2008                       10,000,000            --
                                                               -----------   -----------
                                                               $29,500,000    19,000,000
                                                               ===========   ===========


     The advances from the FHLB are collateralized by first mortgage loans.

     Scheduled maturities of FHLB advances are as follows:

================================================================================
           Year ending
           March 31,                         Amount
--------------------------------------------------------------------------------
              1999                        $12,500,000
              2000                          7,000,000
              2008                         10,000,000
                                          -----------
                                          $29,500,000
                                          ===========

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(9)  Income Taxes

     The components of income tax expense from operations are as follows:

================================================================================
                                         Federal          State         Total
--------------------------------------------------------------------------------

Year ended March 31, 1998:
      Current                           $ 452,847         68,000        520,847
      Deferred                            (19,000)        (3,000)       (22,000)
                                        ---------      ---------      ---------
                                        $ 433,847         65,000        498,847
                                        ---------      ---------      ---------
Year ended March 31, 1997:
      Current                           $ 290,804         27,086        317,890
      Deferred                            (40,000)        (4,086)       (44,086)
                                        ---------      ---------      ---------
                                        $ 250,804         23,000        273,804
                                        ---------      ---------      ---------
Year ended March 31, 1996:
      Current                           $ 241,177         31,000        272,177
      Deferred                              4,565             --          4,565
                                        ---------      ---------      ---------
                                        $ 245,742         31,000        276,742
                                        =========      =========      =========


     In addition, during the years ended March 31, 1998 and 1997, the Company recorded deferred income tax expense (benefits) of approximately $80,000 and $(47,000), respectively, related to unrealized losses on investment securities available-for-sale.

     The reasons for the difference between the effective tax rates and the expected federal income tax rate of 34% are as follows:

================================================================================
                                                     Percent of earnings before
                                                        income tax expense
                                                     --------------------------
                                                     1998      1997     1996
--------------------------------------------------------------------------------
Expected federal income tax rate                     34.0%     34.0     34.0
  Items affecting income tax rate:
    State taxes, net of federal tax benefit           2.0       2.6      2.2
    Other                                              .5        .5     (1.0)
                                                     ----      ----     ----
Effective tax rate                                   36.5%     37.1     35.2
                                                     ====      ====     ====

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and liabilities at March 31, 1998 and 1997 are as follows:

================================================================================
                                                         1998             1997
--------------------------------------------------------------------------------
Unrealized loss on available-for-sale
  securities                                          $  58,000          138,000
Allowance for loan losses                               100,000           65,000
Accrued compensation                                    144,000          143,000
Other                                                    22,000            8,000
                                                      ---------        ---------
Deferred tax assets                                     324,000          354,000
                                                      ---------        ---------
FHLB dividends                                           33,000           33,000
Tax bad debt reserve in excess of
  base year                                             145,000          145,000
Fixed asset basis difference                             48,000           49,000
Core deposit premium                                     15,000           15,000
Accrued interest on loans originated
  prior to September 25, 1985                             6,000            8,000
Loan origination fees                                    74,000           61,000
Other                                                    18,000               --
                                                      ---------        ---------
Deferred tax liabilities                                339,000          311,000
                                                      ---------        ---------
Net deferred tax assets (liabilities)                 $ (15,000)          43,000
                                                      =========        =========


     There was no valuation allowance for deferred tax assets at March 31, 1998 or 1997. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

     Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). The Small Business Job Protection Act (the Act) repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Company, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended March 31, 1997. The Company's base year tax bad debt reserve balance of approximately $1.6 million as of March 31, 1998 and 1997, will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Company's current and accumulated earnings and profits, a redemption of shares or upon a partial or complete liquidation of the Company. The Company does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $550,000 has not been recorded.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------

(10) Benefit Plans

     Qualified employees of the Company and Bank participate in an Employee Stock Ownership Plan (the ESOP). In connection with the conversion described in note 1, the ESOP has borrowed from the Company, the proceeds of which were used to acquire 84,640 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. On March 31, 1998 and 1997, the Company allocated 11,852 shares and 12,492 shares, respectively, to participants. ESOP contributions to the Bank, representing the fair value of allocated shares, charged to compensation and benefits expense in 1998 and 1997 were approximately $199,000 and $154,000, respectively. The fair value of the remaining unallocated shares of 51,828 at March 31, 1998 aggregated approximately $1,004,000.

     The Bank's employees participate in the Financial Institutions Retirement Fund, a noncontributory, multiemployer, defined benefit pension plan which covers all eligible employees with one or more years of continuous service. The Bank's policy is to fund pension costs as necessary. Since April 1, 1997, the Bank's defined benefit pension plan has been fully funded. Pension expense of $32,000 and $52,000 was recorded for the years ended March 31, 1997 and 1996, respectively.

     The Bank has supplemental retirement plans for officers and directors. Under the Directors' Plan, members forfeit their first five years of directors' fees to enter into the plan and will receive monthly payments for a ten-year period beginning at the time the member turns sixty-five. Under the Officers' Plan, two officers, after completing a predetermined service period, will receive benefit payments beginning at age sixty-five for a term of ten years. Expense under the plans for the years ended March 31, 1998, 1997 and 1996 amounted to approximately $111,000, $106,000 and
     $103,000, respectively. The Bank has purchased life insurance policies to fund its obligations under the plans.

     The Board of Directors has approved the adoption of a recognition and retention plan (RRP). Under the RRP, common stock aggregating 42,320 shares may be awarded to certain officers and directors of the Company and the Bank. The awards will not require any payment by the recipients and will vest over five years beginning one year after shareholder approval of the RRP (April 16, 1996). On April 16, 1996 and January 1, 1998, the Company awarded 35,972 shares and 3,000 shares, respectively, to participants. The corresponding charge to compensation and benefits expense in 1998 and 1997 was $86,453 and $84,686, respectively.


(11) Stock Options

     The Company has authorized the adoption of a stock option plan. Under the stock option plan, options to acquire 105,800 shares of the Company's common stock may be granted to certain officers, directors and employees of the Company or the Bank. The options will enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant. On April 16, 1996, the Company granted options for 89,930 shares for $11.50 per share. On January 1, 1998, the Company granted options for 8,500 shares for $17.50 per share. The options will vest over the five years following the date of grant and are exercisable for up to ten years.

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

     On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS No. 123 had been applied, while continuing to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

     The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Had compensation expense for the Company's incentive and nonstatutory stock options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $56,000, or $.07 per share, in 1998 and $94,000, or $.10 per share, in 1997.

     Following is a summary of the fair values of options granted using the Black-Scholes option-pricing model:

================================================================================
                                                         1998            1997
--------------------------------------------------------------------------------

Fair value at grant date                             $    4.82           3.49
Assumptions:
      Dividend yield                                      2.44%          2.35%
      Volatility                                         14.33%         12.49%
      Risk-free interest rate                              6.2%           7.0%
      Expected life                                    10 years       10 years
                                                       ========       ========


     Pro forma net earnings reflect only options granted and vested in fiscal 1998 and 1997. Therefore, the full impact of calculating compensation expense for stock options under SFAS is not reflected in the pro forma net earnings amount presented above because compensation expense is reflected over the options' vesting period.


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

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements


--------------------------------------------------------------------------------

(13) Regulatory Capital Requirements

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

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of March 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible and core capital ratios as set forth in the table:

=========================================================================================================================
                                                                                                 Total          Leverage
                                                                 Tangible         Core        Risk-based       risk-based
                                                                  capital        capital        capital          capital
-------------------------------------------------------------------------------------------------------------------------
        Equity                                               $   12,199,000     12,199,000      12,199,000      12,199,000
        Adjustments to capital:
              Allowance for loan losses                                 --             --          248,000             --
              Unrealized loss on available-for-sale
                 securities, net                                     98,000         98,000          98,000          98,000
              Other                                                  (1,000)        (1,000)         (1,000)         (1,000)
                                                                     ------         ------          ------          ------
        Regulatory capital - computed                            12,296,000     12,296,000      12,544,000      12,296,000
        Minimum capital requirement for
              capital adequacy purposes                           1,816,000      3,633,000       3,730,000             --
                                                                  ---------      ---------       ---------          -----
        Regulatory minimum capital - excess                  $   10,480,000      8,663,000       8,814,000             --
                                                             ==============      =========       =========          =====
        To be well capitalized for prompt
              corrective action provisions                   $          --       6,055,000       4,663,000       2,798,000
                                                             ==============      =========       =========       =========
        To be well capitalized capital - excess              $          --       6,241,000       7,881,000       9,498,000
                                                             ==============      =========       =========       =========
        Minimum capital requirement - percent                           1.5%           3.0             8.0
                                                             ==============      =========       =========
        To be well capitalized for prompt corrective
              action provisions capital requirement -
              percent                                                                  5.0%           10.0             6.0
                                                                                 =========       =========        ========
        Bank capital                                                   10.2%          10.2            26.9            26.4
                                                             ==============      =========       =========        ========

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(14) Fair Value of Financial Instruments

     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of March 31, 1998 and 1997, including methods and assumptions utilized, are set forth below:


==========================================================================================
                                               1998                        1997
                                     ------------------------    -------------------------
                                       Carrying    Estimated       Carrying     Estimated
                                        amount     fair value       amount      fair value
------------------------------------------------------------------------------------------
Investment securities                $32,656,010    32,665,000    22,340,420    22,340,000
                                     ===========   ===========   ===========   ===========
Mortgage-backed securities           $19,015,236    18,938,000    19,214,125    19,036,000
                                     ===========   ===========   ===========   ===========
Loans, net of unearned fees and
      allowance for loan losses      $61,273,984    60,898,000    54,567,570    54,456,000
                                     ===========   ===========   ===========   ===========
Noninterest bearing demand deposit   $ 1,081,647     1,082,000       140,200       140,000
Money market and NOW deposits         10,159,518    10,160,000     6,430,131     6,430,000
Savings accounts                       3,265,591     3,266,000     3,591,811     3,592,000
Certificate accounts                  62,377,706    62,795,000    60,038,715    60,197,000
                                     -----------   -----------   -----------   -----------
Total deposits                       $76,884,462    77,303,000    70,200,857    70,359,000
                                     ===========   ===========   ===========   ===========


       Methods and Assumptions Utilized

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

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

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

     The estimated fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, money market accounts, savings accounts and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(15) Parent Company Condensed Financial Statements


                            Condensed Balance Sheets
                             March 31, 1998 and 1997
================================================================================
         Assets                                         1998              1997
--------------------------------------------------------------------------------
Interest-bearing deposits                            $   848,243         361,004
Investment securities available-for-sale                      --         978,516
Loans receivable                                         531,632         646,415
Investment in subsidiary                              12,198,944      11,334,216
Other                                                     60,199          54,000
                                                     -----------     -----------
Total assets                                         $13,639,018      13,374,151
                                                     ===========     ===========


        Liabilities and Stockholders' Equity
Accrued expenses and other liabilities               $   161,446         164,425
Stockholders' equity                                  13,477,572      13,209,726
                                                     -----------     -----------
Total liabilities and stockholders' equity           $13,639,018      13,374,151
                                                     ===========     ===========



                        Condensed Statements of Earnings
                       Years ended March 31, 1998 and 1997
================================================================================
                                                        1998             1997
--------------------------------------------------------------------------------
Interest income                                      $ 105,290          226,786
Other expense, net                                    (212,127)        (228,743)
                                                     ---------        ---------
Loss before equity in undistributed
  earnings of subsidiary                              (106,837)          (1,957)
Increase in undistributed equity
  of subsidiary                                        934,535          466,208
                                                     ---------        ---------
Earnings before income taxes                           827,698          464,251
Income tax expense                                     (40,876)              --
                                                     ---------        ---------
Net earnings                                         $ 868,574          464,251
                                                     =========        =========

HARDIN BANCORP, INC. AND SUBSIDIARIES
HARDIN, MISSOURI

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

                       Condensed Statements of Cash Flows
                       Years ended March 31, 1998 and 1997

================================================================================
                                                       1998               1997
--------------------------------------------------------------------------------
Cash flows from operating activities:
      Net earnings                                  $   868,574         464,251
      Increase in undistributed
        equity of subsidiary                           (934,535)       (466,208)
      Amortization of deferred RRP                       86,453          84,686
      Other                                             (37,613)         63,555
                                                    -----------     -----------
Net cash provided (used) by
      operating activities                              (17,121)        146,284
                                                    -----------     -----------
Cash flows from investing activities:
      Net increase in loans receivable                  114,783         115,345
      Purchase of investment securities
        available-for-sale                                   --        (596,677)
      Principal payments on investment
        and mortgage-backed
        securities available-for-sale                   500,000       1,245,811
      Sales of investment and mortgage-
        backed securities
        available-for-sale                              486,959         657,642
                                                    -----------     -----------
Net cash provided by investing activities             1,101,742       1,422,121
                                                    -----------     -----------
Cash flows from financing activities:
      Dividends from subsidiary                         404,170              --
      Payment of dividends                             (359,807)       (374,665)
      Capital contribution to subsidiary                     --         (30,705)
      Purchase of treasury stock                       (641,745)     (3,093,552)
                                                    -----------     -----------
Net cash used by financing activities                  (597,382)     (3,498,922)
                                                    -----------     -----------
Net increase (decrease) in cash                         487,239      (1,930,517)
Cash at beginning of year                               361,004       2,291,521
                                                    -----------     -----------
Cash at end of year                                 $   848,243         361,004
                                                    ===========     ===========
Noncash investing and financing activities:
      Dividend declared and payable                 $   107,063          85,936
                                                    ===========     ===========
      Allocation of RRP                             $        --         498,150
                                                    ===========     ===========

                              HARDIN BANCORP, INC.
                             STOCKHOLDER INFORMATION

Annual Meeting
--------------

The Annual Meeting of Stockholders will be held at 1:00 p.m., Richmond, Missouri time on July 23, 1998, at the Hardin Federal Savings Bank office located at 200 North Spartan Drive, Richmond, Missouri 64085.

Stock Listing
-------------

Hardin Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc. Small Cap Market under the symbol "HFSA."

Price Range of Common Stock
---------------------------

The per share price range of the common stock for each quarter since the common stock began trading on September 29, 1995 was as follows:

     FISCAL 1996               HIGH              LOW               DIVIDENDS
     -----------               ----              ---               ---------

     Third Quarter             $13.00            $10.00            $ --
     Fourth Quarter            $12.00            $11.25            $.10

     FISCAL 1997               HIGH              LOW               DIVIDENDS
     -----------               ----              ---               ---------

     First Quarter             $12.00            $11.25            $.10
     Second Quarter            $12.50            $11.25            $.10
     Third Quarter             $12.75            $11.875           $.10
     Fourth Quarter            $15.50            $12.25            $.10

     FISCAL 1998               HIGH              LOW               DIVIDENDS
     -----------               ----              ---               ---------

     First Quarter             $15.75            $13.50            $.12
     Second Quarter            $18.25            $15.00            $.12
     Third Quarter             $18.88            $17.38            $.12
     Fourth Quarter            $19.50            $18.25            $.13

A $.13 per share dividend was declared by the Board of Directors on March 19, 1998, payable April 17, 1998, to stockholders of record on April 3, 1998. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At March 31, 1998, there were 1,058,000 shares issued and 823,560 shares outstanding of Hardin Bancorp, Inc. (HFSA) common stock (including unallocated ESOP shares) and there were approximately 500 registered holders of record.

Shareholders and General Inquiries          Transfer Agent
----------------------------------          --------------

Robert W. King                              Registrar and Transfer
President                                   10 Commerce Drive
Hardin Bancorp, Inc.                        Cranford, New Jersey 07016
2nd and Elm Street
Hardin, Missouri  64035
(660) 398-4312

Annual and Other Reports
------------------------

A copy of Hardin Bancorp, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1998, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. King, President and Chief Executive Officer, Hardin Bancorp, Inc., 2nd and Elm Street, Hardin, Missouri 64035

                              HARDIN BANCORP, INC.
                              CORPORATE INFORMATION

Company and Bank Addresses
--------------------------

2nd and Elm Street                            Telephone:  (660) 398-4312
Hardin, Missouri  64035                       Fax:        (660) 398-4317

200 North Spartan Drive                       Telephone:  (816) 470-6400
Richmond, MO 64085                            Fax:        (816) 470-2022

201 North Jesse James Road                    Telephone:  (816) 630-2179
Excelsior Springs, MO 64024                   Fax:        (816) 637-4521

Board of Directors
------------------

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

Hardin Bancorp, Inc. Executive Officers
---------------------------------------

Robert W. King                                   William L. Homan
  President and Chief Executive Officer            Vice President and Treasurer

Karen K. Blankenship
  Senior Vice President and Secretary

Hardin Federal Savings Bank Executive Officers
----------------------------------------------
Robert W. King                                   William L. Homan
  President and Chief Executive Officer            Vice President and Treasurer

Karen K. Blankenship                             Lyndon M. Goodwin
  Senior Vice President and Secretary              Vice President of Lending

Mike Schwarz                                     Vickie L. McGinnis
  Vice President                                   Assistant Vice President

David A. Schooling
  Assistant Vice President


Independent Accountants                          Special Counsel
-----------------------                          ---------------

KPMG Peat Marwick LLP                            Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                          Pomerenk, & Schick, P.C.
Post Office Box 13127                            5335 Wisconsin Ave. N.W.,
Kansas City, Missouri  64199                     Suite 400
                                                 Washington, DC 20015