Form 10-K, Exhibit 13
period 1999-03-31
HARDIN BANCORP INC
filed 1999-06-30
CIK 947220

June 22, 1999


Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of Hardin Bancorp, Inc. and its wholly owned subsidiary, Hardin Federal Savings Bank, are pleased to provide you with our fourth annual report.

Fiscal year 1999 was our fourth year as a stock company after serving area communities for more than 108 years as a mutual savings institution. In fiscal 1999 we achieved record earnings of $1,073,000, an increase from $869,000 for fiscal 1998. The increase was primarily the result of an increase in non-interest income, partially offset by an increase in non-interest expense. Diluted earnings per share were $1.42 in fiscal 1999 compared to $1.08 in fiscal 1998.

The Bank's net loans receivable increased by $8.2 million, as a result of increases in residential, commercial and consumer loans. Assets increased $16.0 million to $137.1 million at March 31, 1999 and stockholders' equity decreased to $12.6 million from $13.5 million on March 31, 1998. The decrease in stockholders' equity was the result of the Company's stock repurchase program, under which the Company repurchased 88,807 shares of its stock in fiscal 1999.

A highlight of fiscal 1999 was the huge success of our new bank facility in Richmond, which opened in March 1998. This ultra-modern office has provided the much-needed space to accommodate the equipment and personnel necessary to manage the growth we have experienced. In view of the favorable results achieved in fiscal 1999, the Board of Directors increased the Company's quarterly dividends four separate times to $.18 per share in the fourth quarter of the year.

While fiscal 1999 was a very successful year for the Company, we look forward to continuing our record of achievement in fiscal 2000. Our goal is to enhance shareholder value while fulfilling our mission as an independently owned and managed financial institution committed to our customers and the communities we serve.

Thank you for your confidence in our company, and we look forward to a prosperous future.

Sincerely,


/s/ Robert W. King
------------------
Robert W. King
President

GENERAL INFORMATION
-------------------

Hardin Bancorp, Inc. (the "Company") is a Delaware Corporation, which is the holding company for Hardin Federal Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 28, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (the "ESOP"), and the remaining net proceeds of the Conversion retained by the Company of approximately $495,000. The business of the Company consists of the business of the Bank.

The Bank, which was originally chartered in 1888 as a Missouri-chartered mutual savings and loan association, is headquartered in Hardin, Missouri. The Bank amended its mutual charter to become a federal mutual savings bank in 1995. The Federal Deposit Insurance Corporation (the "FDIC") insures the Bank's deposits up to the maximum allowable amount. The Bank serves the financial needs of its customers throughout Ray and Clay counties through its offices in Hardin, Richmond, and Excelsior Springs, Missouri. On March 31, 1999, the Company had total assets of $137.1 million, deposits of $83.3 million and stockholders' equity of $12.6 million.

The Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the market area it serves. The Bank attracts deposits from the general public and uses such funds, together with Federal Home Loan Bank of Des Moines (the "FHLB") advances, primarily to originate and purchase loans secured by first mortgages on owner-occupied one-to-four family residences. The Bank also originates construction and consumer loans and, to a lesser extent, land loans and commercial real estate loans. The Bank also invests in mortgage-backed securities, which are insured or guaranteed by federal agencies, and other investment securities.

                             HARDIN BANCORP, INC.
                             --------------------
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 ----------------------------------------------
Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                                       At or for the years ended March 31,
                                               -------------------------------------------------------------------------------------
                                                    1999             1998              1997              1996           1995 (1)
                                                    ----             ----              ----              ----           --------
                                                                   (Dollars in Thousands except per share data)
Selected Financial Data:
Total assets                                        $ 137,056        $ 121,092         $ 103,354          $ 83,387         $ 75,993
Loan receivable, net                                   69,505           61,274            54,568            45,031           33,230
Mortgage-backed securities:
      Held to maturity                                      -           10,995            13,457            16,299           28,473
      Available for sale                               12,584            8,020             5,757             7,907                -
Investment securities:
      Held to maturity                                      -           10,000                 -                 -                -
      Available for sale                               44,519           22,656            22,340             6,363            7,760
FHLB stock                                              2,000            1,475               950               742              727
Other interest-bearing deposits                         4,157            3,225             4,007             5,430            4,306
Deposits                                               83,327           76,884            70,201            66,605           67,449
FHLB advances                                          40,000           29,500            19,000                 -            1,500
Total stockholders' equity                             12,560           13,478            13,210            16,035            6,393
Selected Operating Data:
Total interest income                                   9,013            8,234             6,684             5,552            4,694
Total interest expense                                  5,920            5,184             3,915             3,454            2,816
                                               ---------------   --------------    --------------    --------------   --------------
      Net interest income                               3,093            3,050             2,769             2,098            1,878
Provision for loan losses                                  66               94                34                14                -
                                               ---------------   --------------    --------------    --------------   --------------
Net interest income after
      provision for loan losses                         3,027            2,957             2,735             2,084            1,878
                                               ---------------   --------------    --------------    --------------   --------------
Loan fees and service charges                             451              176               117               110              116
Gain/(loss) on sales of loans,
      investments and mortgage-
      backed securities                                   569              182                (2)                2              (39)
Other non-interest income                                 172              134               158               167              110
                                               ---------------   --------------    --------------    --------------   --------------
      Total non-interest income                         1,192              492               273               279              187
                                               ---------------   --------------    --------------    --------------   --------------
Total non-interest expense                              2,545            2,081             2,270 (2)         1,576            1,427
                                               ---------------   --------------    --------------    --------------   --------------
      Earnings before income
      taxes                                             1,674            1,368               738               787              638
Income tax expense                                        601              499               274               277              221
                                               ===============   ==============    ==============    ==============   ==============
      Net earnings                                    $ 1,073            $ 869             $ 464             $ 511            $ 417
                                               ===============   ==============    ==============    ==============   ==============
Diluted earnings per share                             $ 1.42           $ 1.08            $ 0.51            $ 0.52         n/a
                                               ===============   ==============    ==============    ==============   ==============
Weighted average common &
      common equivalent shares
      outstanding                                     756,526          803,554           906,334           973,383         n/a
                                               ===============   ==============    ==============    ==============   ==============

                                                                                 At or for the years ended March 31,
                                                                       ---------------------------------------------------------
                                                                         1999        1998        1997        1996       1995(1)
                                                                       ---------   ---------   ---------   ---------   ---------
Selected Financial
     Ratios and Other Data:
Performance Ratios:
     Return on assets (ratio of net earnings to average
          total assets)                                                     0.%1        0.%6        0.%0        0.%4        0.%6
     Return on equity (ratio of net earnings to average equity)             8.23        6.52        3.18        4.25        6.68
     Interest rate spread (3):
          Average during period                                             1.93        2.16        2.27        2.00        2.25
          End of period                                                     2.07        1.97        2.61        2.37        1.85
          Net interest margin (4)                                           2.42        2.73        3.04        2.70        2.56
     Ratio of non-interest expense to average total assets                  1.93        1.82        2.43        1.98        1.91
     Ratio of average interest earning assets to average
          interest-bearing liabilities                                    110.49      112.23      117.85      115.76      107.95

Quality Ratios:
     Non-performing assets to total assets at end of period                 0.20        0.19        0.37        0.15        0.22
     Allowance for loan losses to non-performing loans                    112.48      106.97       41.58      107.38       70.83
     Allowance for loan losses to loans receivable, net                     0.45        0.40        0.29        0.29        0.36

Capital Ratios (5):
     Equity to total assets at end of period                                9.16       11.12       12.78       19.23        8.41
     Average equity to average assets                                       9.88       11.65       15.70       15.05        8.33

Other Data:
     Number of full service offices                                         3           3           3           3           3

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

(5)  For a discussion of the Bank's regulatory capital ratios, see "Management's
     Discussion   and   Analysis   of   Financial   Condition   and  Results  of
     Operations-Liquidity and Capital Resources."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      ------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                ------------------------------------------------
General
-------

The Company was formed in June 1995 by the Bank to become the holding company of the Bank. The acquisition of the Bank by the Company was consummated on September 28, 1995, in connection with the Bank's conversion. All references to the Company prior to September 28, 1995, except where otherwise indicated, are to the Bank and its subsidiary on a consolidated basis.

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

Forward-Looking Statements
--------------------------

In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled
"Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-Q reports and reports filed on Form 8-K

Financial Condition
-------------------

Total Assets. Total assets increased $16.0 million, or 13.2%, to $137.1 million at March 31, 1999 from $121.1 million at March 31, 1998. The increase was primarily funded by an increase in FHLB advances of $10.5 million and an increase in deposits of $6.4 million. These funds together with other cash flows from the Bank, were used to finance an $8.2 million increase in loans and an $11.8 million increase in investment securities.

Loans Receivable, Net. Loans receivable, net increased by $8.2 million, or 13.4%, to $69.5 million at March 31, 1999 from $61.3 million at March 31, 1998. The increase is primarily due to increased loan demand in the market areas served by the Bank's three full-service offices and the purchase of loans totaling $1.7 million during the year.

Mortgage-Backed Securities. Mortgage-backed securities decreased to $12.6 million at March 31, 1999 from $19.0 million at March 31, 1998. The decrease of $6.4 million is in accordance with the Company's plan to reduce holdings of mortgage-backed securities.

Investment Securities. Investment securities increased $11.8 million, or 36.1%, to $44.5 million at March 31, 1999 from $32.7 million at March 31, 1998. The increase was funded by FHLB advances in conjunction with the Company's growth objectives to enhance return on stockholders' equity. The investment securities acquired are Federal agency obligations and municipal obligations.

Deposits. Deposits increased $6.4 million, or 8.4%, to $83.3 million at March 31, 1999 from $76.9 million at March 31, 1998. Special certificates of deposit and more aggressive pricing of deposits and marketing contributed to the increase.

Federal Home Loan Bank Advances. FHLB advances increased to $40.0 million at March 31, 1999 from $29.5 million at March 31, 1998. These advances were used to fund growth in loans and investment securities.

Equity. Total stockholders' equity decreased to $12.6 million at March 31, 1999 from $13.5 million at March 31, 1998. The $.9 million reduction was primarily due to the purchase of 88,807 shares of the Company's common stock at an aggregate purchase price of $1.5 million.

The schedule on the following page presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. All average balances are monthly average balances. Management does not believe that the use of monthly balances instead of daily balances has caused a material difference in the information presented.

                                                                   Year Ended March 31,
                                         -----------------------------------    -----------------------------------
                                                       1999                                     1998
                                         -----------------------------------    -----------------------------------
                                           Average    Interest                   Average      Interest
                                         Outstanding   Earned /     Yield /    Outstanding    Earned /     Yield /
                                           Balance      Paid         Rate        Balance       Paid         Rate
                                         ---------    ---------    ---------    ---------    ---------    ---------
Interest-earning assets:
    Loan receivable (1)                  $  66,515    $   5,394         8.11%   $  57,819    $   4,781         8.27%
    Mortgage-backed securities              16,864        1,016         6.02%      19,703        1,216         6.17%
    Investment securities                   36,233        2,238         6.18%      25,950        1,803         6.95%
    FHLB stock                               1,919          124         6.46%       1,290           87         6.74%
    Other interest-bearing deposits          6,531          241         3.69%       6,961          347         4.98%
                                         ---------    ---------    ---------    ---------    ---------    ---------
Total interest-earning assets            $ 128,062    $   9,013         7.04%   $ 111,723    $   8,234         7.37
                                         =========    =========    =========    =========    =========    =========

Interest-bearing liabilities:
    Savings accounts                     $   3,386    $      67         1.98%   $   3,363    $      82         2.44%
    Demand and NOW accounts                 11,951          358         3.00%       8,520          248         2.91%
    Certificate accounts                    63,112        3,453         5.47%      63,205        3,488         5.52%
    FHLB advances                           37,458        2,042         5.45%      24,458        1,366         5.59%
                                         ---------    ---------    ---------    ---------    ---------    ---------
Total interest-bearing liabilities       $ 115,907    $   5,920         5.11%   $  99,546    $   5,184         5.21%
                                         =========    =========    =========    =========    =========    =========

Net interest income                                   $   3,093                              $   3,050
                                                      =========                              =========
Net interest rate spread (2)                                            1.93%                                  2.16%
                                                                   =========                              =========
Net interest-earning assets              $  12,155                              $  12,177
                                         =========                              =========
Net interest margin (3)                                                 2.42%                                  2.73%
                                                                   =========                              =========
Average interest-earning assets to
    average interest-bearing liabilities                 110.49%                                112.23%
                                                      =========                              =========

(continued)

                                                    Year Ended March 31,
                                            -----------------------------------
                                                           1997
                                            -----------------------------------
                                             Average      Interest
                                           Outstanding    Earned /     Yield /
                                             Balance       Paid         Rate
                                            ---------    ---------    ---------
Interest-earning assets:
    Loan receivable (1)                     $  50,433    $   4,117         8.16%
    Mortgage-backed securities                 21,127        1,347         6.38%
    Investment securities                      14,927          986         6.61%
    FHLB stock                                    794           55         6.93%
    Other interest-bearing deposits             3,758          179         4.76%
                                            ---------    ---------    ---------
Total interest-earning assets               $  91,039    $   6,684         7.34%
                                            =========    =========    =========

Interest-bearing liabilities:
    Savings accounts                        $   3,567    $      87         2.44%
    Demand and NOW accounts                     6,439          199         3.09%
    Certificate accounts                       57,241        3,094         5.41%
    FHLB advances                              10,000          535         5.35%
                                            ---------    ---------    ---------
Total interest-bearing liabilities          $  77,247    $   3,915         5.07%
                                            =========    =========    =========

Net interest income                                      $   2,769
                                                         =========
Net interest rate spread (2)                                               2.27%
                                                                      =========
Net interest-earning assets                 $  13,792
                                            =========
Net interest margin (3)                                                    3.04%
                                                                      =========
Average interest-earning assets to
    average interest-bearing liabilities                    117.85%
                                                         =========

(1) Calculated net of deferred loan fees and discounts, loans in process and loss reserves.
(2) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average interest-earning assets.
                                       7

The following table presents the weighted average yields earned on loans, mortgage-backed securities, investment, and other interest-earning assets, and the weighted average rates paid on deposits and borrowings and the resultant interest rate spreads at the dates indicated.


                                                                    March 31,
                                                  --------------------------------------------
                                                     1999             1998             1997
                                                  ----------       ----------       ----------
Weighted average yield on:
      Loans receivable                                  7.76 %            8.04 %            8.38 %
      Mortgage-backed securities                        5.89              6.19              7.40
      Investment securities                             6.32              6.83              6.93
      FHLB stock                                        6.25              6.50              7.00
      Other interest-earning assets                     4.55              5.45              5.33
      Combined weighted average yield on
           interest-earning assets                      6.92 %            7.25 %            7.78 %
                                                  ----------        ----------        ----------
Weighted average rate paid on:
      Savings accounts                                  2.00 %            2.50 %            2.50 %
      Demand and NOW accounts                           2.28              2.91              3.50
      Certificate accounts                              5.29              5.59              5.48
      FHLB advances                                     5.18              5.68              5.64
      Combined weighted average rate paid on
           interest-bearing liabilities                 4.85 %            5.28 %            5.17 %
                                                  ----------        ----------        ----------

Interest Rate Spread                                    2.07 %            1.97 %            2.61 %
                                                  ==========        ==========        ==========

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

                                                                            Year Ended March 31,
                                               ---------------------------------------------------------------------------------
                                                            1999 vs 1998                                    1998 vs 1997
                                               ---------------------------------------------------------------------------------
                                                     Increase                                     Increase
                                                    (Decrease)              Total                (Decrease)              Total
                                                      Due to               Increase                Due to               Increase
                                               ----------------------     (Decrease)        ----------------------     (Decrease
                                                Volume           Rate     ----------         Volume           Rate     ---------
                                                                             (Dollars in Thousands)
Interest-earning assets:
       Loans receivable                      $     704     $     (91)    $    613        $     608     $     56      $     664
       Mortgage-backed securities                 (171)          (29)        (200)             (88)         (43)          (131)
       Investment securities                       448           (13)         435              764           53            817
       FHLB stock                                   41            (4)          37               34           (2)            32
       Other interest-earning assets               (20)          (86)        (106)             160            8            168
                                               --------      --------      -------         --------      -------       --------
Total interest-earning assets                $   1,002     $    (223)    $    779        $   1,478     $     72      $   1,550
                                               --------      --------      -------         --------      -------       --------
Interest-bearing liabilities:
       Savings accounts                      $       1     $     (16)    $    (15)       $      (5)    $      0      $      (5)
       Demand and NOW accounts                     102             8          110               60          (11)            49
       Certificate accounts                         (5)          (30)         (35)             330           64            394
       FHLB advances                               709           (33)         676              806           25            831
                                               --------      --------      -------         --------      -------       --------
Total interest-bearing liabilities           $     807     $     (71)    $    736        $   1,191     $     78      $   1,269
                                               --------      --------      -------         --------      -------       --------

       Net interest income                   $     195     $    (294)    $     43        $     287     $     (6)     $     281
                                               ========      ========      =======         ========      =======       ========

Comparison of operating results for the years ended March 31, 1999 and
--------------------------------------------------------------------------------
March 31,1998.
-------------
Performance Summary. Net earnings for the year ended March 31, 1999 increased by $204,000, or 23.5%, to $1,073,000 from $869,000 for the year ended March 31,
1998. Diluted earnings per share were $1.42 for the year ended March 31, 1999, and $1.08 for the year ended March 31, 1998. Improved annual earnings were primarily the result of an increase in non-interest income, which was partially offset by an increase in non-interest expense. For the years ended March 31, 1999 and 1998, the return on average assets was .81% and .76%, respectively, while the return on average equity was 8.23% and 6.52%, respectively.

Net Interest Income. Net interest income remained basically the same at $3.1 million for the fiscal years ended March 31, 1999 and 1998.

For the year ended March 31, 1999, the average yield on interest-earning assets was 7.04% compared to 7.37% for fiscal 1998. The average cost of interest-bearing liabilities was 5.11% for the year ended March 31, 1999, a decrease from 5.21% for fiscal 1998.

The average interest rate spread was 1.93% for the year ended March 31, 1999 compared to 2.16% for fiscal 1998. The average net interest margin decreased to 2.42% for the year ended March 31, 1999 compared to 2.73% for the year ended March 31, 1998.

Provision for Loan Losses. During the year ended March 31, 1999, the Company recorded $66,000 in provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in the past two years. The allowance for loan losses of $311,000 or .45% of loans receivable, net at March 31, 1999, compares to $248,000 or .40% of loans receivable, net at March 31, 1998. The allowance for loan losses as a percentage of non-performing assets was 112.48% at March 31, 1999, compared to 106.97% at March 31, 1998.

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

Non-Interest Income. For the year ended March 31, 1999, non-interest income increased by $700,000 or 142% due primarily to increased service charge income, and gains recognized on the sale of loans, investments and mortgage-backed securities.

Non-Interest Expense. Non-interest expense increased $464,000 to $2.5 million for the year ended March 31, 1999 from $2.1 million for the year ended March 31, 1998. The increase was due to added staff in both the Richmond and Excelsior Springs office, as well as expenses related to technological enhancements and year 2000 issues.

Income Taxes. Income taxes increased $102,000 to $601,000 for the year ended March 31, 1999 from $499,000 for the year ended March 31, 1998. The increase is due to the increase in pre-tax income. The Company's effective tax rate was 36% for fiscal 1999 and 1998.
                                       10

Comparison of operating results for the years ended March 31, 1998 and
----------------------------------------------------------------------
March 31,1997.
--------------
Performance Summary. Net earnings for the year ended March 31, 1998 increased by $405,000, or 87%, to $869,000 from $464,000 for the year ended March 31, 1997.
Diluted earnings per share were $1.08 for the year ended March 31, 1998, and $.51 for the year ended March 31, 1997. Improved annual earnings were the result of an increase in net interest income and non-interest income and a decrease in non-interest expense primarily due to the Savings Association Insurance Fund
(SAIF) special assessment incurred in fiscal 1997. For the years ended March 31, 1998 and 1997, the return on average assets was .76% and .50%, respectively, while the return on average equity was 6.52% and 3.18%, respectively.

Net Interest Income. Net interest income increased from $2.8 million for the fiscal year ended March 31, 1997 to $3.1 million for the fiscal year ended March 31, 1998, an increase of $300,000. This reflects an increase of $1.5 million in interest income to $8.2 million from $6.7 million and an increase of $1.3 million in interest expense to $5.2 million from $3.9 million. The net increase was primarily due to an increase in average interest-earning assets from $91.0 million to $111.7 million.

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

Non-Interest Expense. Non-interest expense decreased $189,000 to $2.1 million for the year ended March 31, 1998 from $2.3 million for the year ended March 31, 1997. The decrease was due to a decrease in federal insurance premiums and the SAIF special assessment, which was partially offset by increases in compensation expense, occupancy expense, data processing and other non-interest expense.

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

Asset Liability Management and Market Risk
------------------------------------------

As with other savings institutions, the Company's most significant form of market risk is interest rate risk. One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic adjustment to market conditions. Accordingly, the Company also generally sold its long-term fixed-rate loans in the secondary market. The Company currently retains longer-term fixed-rate loans in the portfolio as part of its effort to increase the size and yield of its loan portfolio and to reduce its mortgage-backed securities portfolio. The Company has adopted an informal policy, which is subject to change from time to time, to increase the longer term fixed-rate loans in its portfolio so that such loans comprise up to 60% of total loans receivable. In addition, the Company has invested in short to intermediate term investments and adjustable rate mortgage-backed securities, which although long-term in nature, adjust periodically in response to changes in general levels of interest rates.

The Company has historically relied upon retail deposit accounts as its primary source of funds. Management believes that the retail deposit accounts as a source of funds, compared to brokered deposits and long-term borrowings, reduces the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. In addition, the Company has emphasized longer-term certificate accounts in an effort to extend the maturity of its liabilities. In order to meet the Company's growth objectives more reliance has been placed on FHLB advances to fund loans and investments. During 1999 the Bank obtained FHLB advances in the aggregate amount of $10.5 million.

The Company's Board of Directors has formulated an Asset Liability Management Policy designed to promote long-term profitability while managing interest-rate risk. The Company recognizes the inherent risk in its interest-sensitive gap position, particularly in periods of fluctuating interest rates. The current negative one-year gap position is within the board-prescribed limits.

The following table sets forth at March 31, 1999, the amount of interest-earning assets and interest-bearing liabilities maturing, repricing or callable within the time periods indicated. The table assumes a 12% annual prepayment rate for fixed-rate real estate loans, adjustable-rate real estate loans, mortgage-backed securities and consumer loans. The Bank's deposits are classified as repricing in the "six months or less" category, except for certificate accounts which are classified based upon their actual maturity.

                                                                           Maturing or Repricing
                                         -----------------------------------------------------------------------
                                                           Over 6      Over         Over
                                            6 Months     Months to      1-3         3-5       Over
                                             or Less     One Year      Years       Years     5 Years     Total
                                         -----------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-earning assets:
     Fixed rate real estate loans            $  3,575    $  2,509    $  8,408    $  6,077    $ 18,868   $ 39,437
     Adjustable rate real estate loans          8,678       8,524       5,943          --          --     23,145
     Commercial business loans                    781          --          --          --          --        781
     Consumer loans                             4,259         922       1,939       1,449          --      8,569
     Mortgage-backed securities
        available for sale                      9,995       2,589          --          --          --     12,584
     Investment securities                     18,971       5,081       6,143       1,423      12,901     44,519
     FHLB Stock                                 2,000          --          --          --          --      2,000
     Other                                      4,157          --          --          --          --      4,157
                                             --------    --------    --------    --------    --------   --------
        Total interest-earning assets        $ 52,416    $ 19,625    $ 22,433    $  8,949    $ 31,769   $135,192
                                             ========    ========    ========    ========    ========   ========
Interest-bearing liabilities:
     Savings accounts                        $  3,805    $     --    $     --    $     --    $     --      3,805
     Demand and NOW accounts                   13,436          --      13,436
     Certificate accounts                      22,654      22,890      12,180       3,260       3,183     64,167
     FHLB advances                             18,000       7,000       5,000      10,000          --     40,000
                                             ========    ========    ========    ========    ========   ========
        Total interest-bearing liabilities   $ 57,895    $ 29,890    $ 17,180    $ 13,260    $  3,183   $121,408
                                             ========    ========    ========    ========    ========   ========

Interest-earning assets
     less interest-bearing liabilities       $ (5,479)   $(10,265)   $  5,253    $ (4,311)   $ 28,586   $ 13,784

Cumulative interest-rate
     sensitivity gap                         $ (5,479)   $(15,744)   $(10,491)   $(14,802)   $ 13,784   $ 13,784

Cumulative interest-rate gap as a
     percentage of assets
     at March 31, 1999                         (4.00)%    (11.49)%      (7.65)%    (10.80)%     10.06%     10.06%

Cumulative interest-rate gap as a
     percentage of interest-earning
     assets at March 31, 1999                  (4.05)%     (11.65)%      (7.76)%   (10.95)%     10.20%     10.20%

Net Portfolio Value

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (the "OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point (bp) change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The Rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 1999, as calculated by Farin and Associates, based on information provided to Farin and Associates by the Bank.

-------------------------------------------------------------------------------------------------------------------------
                                               -400 bp          -200 bp      Flat                 +200 bp         +400 bp
Market Value Assets (MVA)                 $ 144,697        $ 141,295        $ 139,129        $ 131,152       $ 125,157
Market Value Liabilities (MVL)            $ 131,520        $ 126,928        $ 124,012        $ 123,066       $ 122,035
Net Portfolio Value (NPV)                  $ 13,178         $ 14,367         $ 15,117          $ 8,086         $ 3,122
Net Portfolio Value Ratio                      9.11%           10.17%           10.87%            6.17%           2.50%
Interest Rate Risk Sensitivity               -175.8 bp         -69.7 bp                         -470.0 bp       -837.1 bp
Equity Exposure                              -12.82%           -4.96%                           -46.51%         -79.35%
-------------------------------------------------------------------------------------------------------------------------

The Board of Directors reviews and evaluates the Bank's interest rate risk exposure on a quarterly basis. Based upon its recent analysis of the Bank's interest rate risk, as measured by the net portfolio value methodology set forth above, the Board of Directors has determined to take steps to reduce the Bank's interest rate risk sensitivity as measured by that methodology. Management of the Bank is evaluating several alternatives to accomplish the Board's objectives, which are expected to be implemented in fiscal 2000.

Certain shortcomings are inherent in the method of analysis presented in both the computation of NPV and in the analysis presented in prior tables setting forth the maturing and repricing of interest-earning assets and interest-bearing liabilities. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, adjustable-rate mortgages have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. The proportion of adjustable-rate loans could be reduced in future periods if market interest rates would decrease and remain at lower levels for a sustained period, due to increased refinance activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a sustained interest rate increase.

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

The primary investing activity of the Company is originating adjustable rate mortgages and fixed rate mortgages to be held to maturity. The Company will purchase loans from other Missouri originators if loans are unavailable in its market area. For the fiscal years ended March 31, 1999 and 1998, the Bank originated loans for its portfolio in the amount of $29.5 million and $27.7 million, respectively. The Bank purchased loans totaling $1.7 million and $1.2 million during the fiscal years ended March 31, 1999 and 1998.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, State or Federal Agency obligations) of not less than 5.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 61.2% and 46.5%, respectively, at March 31, 1999 and 1998. The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At March 31, 1999 and 1998, cash and cash equivalents were $5.0 million and $3.8 million, respectively.

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

At March 31, 1999, the Bank had outstanding loan commitments of $1.9 million and undisbursed loans in process of $2.2 million. It is anticipated that sufficient funds will be available to meet current loan commitments including loan applications received and in process.

Certificates of deposits, which are scheduled to mature in one year or less at March 31, 1999 were $45.5 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 1999 the Bank had tangible equity of $12.3 million, or 9.0% of total adjusted assets, which is approximately $10.2 million above the minimum requirement of 1.5% of adjusted total assets on that date. The Bank had core capital of $12.3 million, or 9.0% of adjusted total assets, which is $8.2 million above the minimum leverage ratio requirement of 3% in effect on that date. The Bank had total risk based capital of $12.6 million and total risk-weighted assets of $61.6 million, or total risk based capital of 20.5% of risk-weighted assets. This was $7.7 million above the 8.0% requirement in effect on that date.

Recent Accounting Developments

The Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in the consolidated financial statements. The Company has adopted the provision of SFAS No. 130 in the year ended March 31, 1999, and has displayed the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of stockholders' equity.

SFAS No. 131 requires public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. The Company adopted the provisions of

SFAS No. 131 in the year ended March 31, 1999. The Company has one reportable operating segment.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Its requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000; however, the Company adopted the provisions of SFAS No. 133 at July 1, 1998 and utilized an option to transfer its held-to-maturity investment security portfolio to available-for-sale. Accordingly, all unrealized gains and losses were recorded at the date. Management believes adoption of the remaining provisions of SFAS No. 133 did not have a material effect on the Company's financial position or results of operations, nor did adoption require additional capital resources.

Year 2000 Compliance

The Company utilizes and is dependent upon data processing systems and software to conduct its business. The data processing systems and software include those developed and maintained by the Company's data processing provider and purchased software which is run on in-house computer networks. In 1997, the Company initiated a review and assessment of all hardware and software to confirm that it will function properly in the Year 2000. The Company has replaced its computer hardware with Year 2000 compliant equipment and updated software with Year 2000 compliant versions. The primary service provider for the company is Fiserv, Inc., Des Moines, Iowa. Fiserv has provided the Company with proxy test results indicating Year 2000 compliance. A specific connectivity was tested with Fiserv in March 1999. Third party vendors have identified Year 2000 issues and are completing revisions to systems and software to become Year 2000 compliant.

Security systems, heating and cooling systems and other mechanical devices on which the Company relies have been evaluated.

The approximate cost incurred by the Company to date for Year 2000 compliance is $83,000. Other expenses, if incurred, are expected to be minimal.

The Company is substantially dependent on its computer systems and the computer system of its data processor. Failure of the data center would have a serious impact on the operation of the Company and could result in an interruption of service to customers, as well as an adverse financial impact on the Company. The worse case scenario might be, (1) loss of customers due to decreased levels of customer service or loss of utilities, (2) large withdrawal requests creating deposit outflows, (3) increased employee expense if extra staff is needed to perform data processing.

The Company has prepared a contingency/business resumption plan to provide contingencies for possible serious failures of the Company's hardware, software or vendor's systems. The plan addresses recovery procedures for potential failures in the event of a Year 2000 disruption. The Company is taking the necessary steps to validate and test its contingency/business resumption plan in order to minimize the impact on operations should there be system failures.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In the current increasing interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

                          Independent Auditors' Report



     The Board of Directors
     Hardin Bancorp, Inc.:


     We have audited the accompanying consolidated balance sheets of Hardin Bancorp, Inc. and subsidiaries (the Company) as of March 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 1999, in conformity with generally accepted accounting principles.


                                                /s/ KPMG LLP
                                                ------------------------
                                                KPMG LLP

     May 21, 1999
     Kansas City, Missouri

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                Hardin, Missouri

                           Consolidated Balance Sheets

                             March 31, 1999 and 1998

                Assets                                                                       1999             1998
                                                                                        --------------     -----------
Cash                                                                                    $    838,044         556,927
Interest-bearing deposits in other financial institutions                                  4,156,648       3,224,874
Investment securities (note 2):
   Held-to-maturity                                                                               --      10,000,000
   Available-for-sale                                                                     44,519,193      22,656,010
Mortgage-backed securities (note 3):
   Held-to-maturity                                                                               --      10,995,511
   Available-for-sale                                                                     12,584,419       8,019,725
Loans receivable, net (note 4)                                                            69,504,900      61,273,984
Accrued interest receivable on:
   Investment securities                                                                     501,114         359,601
   Mortgage-backed securities                                                                 91,008         133,459
   Loans receivable                                                                          456,003         395,138
Premises and equipment (note 5)                                                            1,832,311       1,725,383
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                              2,000,000       1,475,000
Deferred income taxes (note 8)                                                               188,000              --
Prepaid expenses and other assets                                                            384,481         276,492
                                                                                        ------------     -----------
           Total assets                                                                 $137,056,121     121,092,104
                                                                                        ============     ===========
                         Liabilities and Stockholders' Equity
Liabilities:
   Deposits (note 6)                                                                    $ 83,326,871      76,884,462
   Advances from borrowers for property taxes and insurance                                  294,424         264,317
   Advances from FHLB (note 7)                                                            40,000,000      29,500,000
   Accrued interest payable                                                                   40,949          56,149
   Income taxes payable (note 8):
     Current                                                                                 159,367         323,520
     Deferred                                                                                     --          15,000
                                                                                        ------------     -----------
   Accrued expenses and other liabilities                                                    674,969         571,084
                                                                                        ------------     -----------
           Total liabilities                                                             124,496,580     107,614,532
                                                                                        ------------     -----------
Stockholders' equity:
   Common stock, $.01 par value; 3,500,000 shares authorized, 1,058,000 shares issued         10,580          10,580
   Serial preferred stock, $.01 par value; 500,000 shares authorized, none issued                 --              --
   Additional paid-in capital                                                             10,252,604      10,165,436
   Retained earnings                                                                       8,097,420       7,482,320
   Accumulated other comprehensive income                                                   (394,038)        (98,326)
   Unearned employee benefits (note 9)                                                      (643,395)       (845,291)
   Treasury stock of 323,247 and 234,440 shares in 1999 and 1998, respectively, at cost   (4,763,630)     (3,237,147)
                                                                                        ------------     -----------
           Total stockholders' equity                                                     12,559,541      13,477,572
Commitments and contingencies (notes 4 and 11)
                                                                                        ------------     -----------
           Total liabilities and stockholders' equity                                   $137,056,121     121,092,104
                                                                                        ============     ===========
See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                Hardin, Missouri

                       Consolidated Statements of Earnings

                   Years ended March 31, 1999, 1998, and 1997

                                                                      1999          1998         1997
                                                                  -----------   -----------  -----------
Interest income:
   Loans receivable                                             $  5,394,023     4,780,918    4,117,141
   Mortgage-backed securities                                      1,015,679     1,216,181    1,347,251
   Investment securities                                           2,238,362     1,803,383      985,940
   Other                                                             365,046       433,660      234,042
                                                                  -----------   -----------  -----------

           Total interest income                                   9,013,110     8,234,142    6,684,374
                                                                  -----------   -----------  -----------
Interest expense:
   Deposits (note 6)                                               3,878,471     3,817,487    3,379,903
   FHLB advances                                                   2,041,955     1,366,316      535,227
                                                                  -----------   -----------  -----------

           Total interest expense                                  5,920,426     5,183,803    3,915,130
                                                                  -----------   -----------  -----------

           Net interest income                                     3,092,684     3,050,339    2,769,244

Provision for losses on loans (note 4)                                65,973        93,671       33,590
                                                                  -----------   -----------  -----------

           Net interest income after provision for losses          3,026,711     2,956,668    2,735,654
                                                                  -----------   -----------  -----------
Noninterest income:
   Service charges                                                   421,299       141,531       80,491
   Loan servicing fees                                                29,586        34,260       36,102
   Gain on sale of loans                                              90,061        70,433           --
   Gain (loss) on sale of investments and mortgage-backed
     securities (notes 2 and 3)                                      478,940       111,484       (2,218)
   Other                                                             172,570       134,472      158,175
                                                                  -----------   -----------  -----------

           Total noninterest income                                1,192,456       492,180      272,550
                                                                  -----------   -----------  -----------
Noninterest expense:
   Compensation and benefits (note 9)                              1,374,315     1,138,519    1,018,635
   Occupancy and equipment                                           242,363       149,465      115,842
   Federal insurance premiums                                         47,180        45,742      557,351
   Data processing                                                   171,375       109,836       94,725
   Real estate owned                                                      --         1,439        2,202
   Other                                                             709,931       636,426      481,394
                                                                  -----------   -----------  -----------

           Total noninterest expense                               2,545,164     2,081,427    2,270,149
                                                                  -----------   -----------  -----------

           Earnings before income taxes                            1,674,003     1,367,421      738,055

Income tax expense (note 8)                                          600,651       498,847      273,804
                                                                  -----------   -----------  -----------

           Net earnings                                         $  1,073,352       868,574      464,251
                                                                  ===========   ===========  ===========
Earnings per share:
   Basic                                                        $       1.48          1.12          .52
   Diluted                                                              1.42          1.08          .51
                                                                  ===========   ===========  ===========

          See accompanying notes to consolidated financial statements.

                      Hardin Bancorp, Inc. and Subsidiaries
                                Hardin, Missouri

                 Consolidated Statements of Stockholders' Equity
                   Years ended March 31, 1999, 1998, and 1997

                                                                            Accumulated
                                                          Additional           other       Unearned
                                            Common    paid-in   Retained   comprehensive  employee        Treasury
                                             stock     capital   earnings     income       benefits    stock      Total
                                           --------  ---------- ------------------------  -------------------- ----------
Balance, March 31, 1996                   $  10,580    10,055,448   6,885,230       (154,597)    (761,720)          --    16,034,941

Comprehensive income:
   Net earnings                                  --           --     464,251              --           --           --      464,251
   Other comprehensive income (loss) -
    unrealized holding losses on debt and
    equity securities available-for-sale,
    net of reclassification adjustments for
    amounts included in net income, net of
    taxes of $4,500                              --           --          --         (80,000)          --           --      (80,000)
                                            --------   ----------   ---------       --------   ----------    ---------     --------

         Total comprehensive income              --           --     464,251         (80,000)          --           --      384,251
                                            --------   ----------   ---------       --------   ----------    ---------     --------

Allocation of ESOP shares                        --       29,281          --              --      124,920           --      154,201
Repurchase of common stock                       --           --          --              --           --   (3,093,552)  (3,093,552)
Adoption of recognition and retention plan       --           --          --              --     (498,150)     498,150           --
Amortization of recognition and retention plan   --           --          --              --       84,686           --       84,686
Dividends declared ($.40 per share)              --           --    (354,801)             --           --           --     (354,801)
                                           --------   ----------   ---------        --------   ----------    ---------     --------

Balance, March 31, 1997                      10,580   10,084,729   6,994,680        (234,597)   (1,050,264  (2,595,402)  13,209,726
                                           --------   ----------   ---------        --------   ----------    ---------     --------
Comprehensive income:
   Net earnings                                  --           --     868,574              --           --           --      868,574
   Other comprehensive income - unrealized
    holding gains on debt and equity
    securities available-for-sale, net of
    reclassification adjustments for amounts
    included in net income, net of taxes of
    $70,000                                      --           --          --         136,271           --           --      136,271
                                            --------   ----------   ---------       --------   ----------    ---------   ----------

         Total comprehensive income              --           --     868,574         136,271           --           --    1,004,845
                                            --------   ----------   ---------       --------   ----------    ---------   ----------

Allocation of ESOP shares                        --       80,707          --              --      118,520           --      199,227
Repurchase of common stock                       --           --          --              --           --     (641,745)    (641,745)
Amortization of recognition and retention plan   --           --          --              --       86,453           --       86,453
Dividends declared ($.49 per share)              --           --    (380,934)             --           --           --     (380,934)
                                            --------   ----------   ---------       --------   ----------    ---------   ----------
Balance, March 31, 1998                      10,580   10,165,436   7,482,320         (98,326)    (845,291)  (3,237,147)  13,477,572
                                            --------   ----------   ---------       --------   ----------    ---------   ----------
Comprehensive income:
   Net earnings                                  --          --    1,073,352              --           --           --    1,073,352
   Other comprehensive income (loss) -
    unrealized holding losses on debt and
    equity securities available-for-sale,
    net of reclassification adjustments for
    amounts included in net income, net of
    taxes of $283,000                            --          --          --        (295,712)          --           --     (295,712)
                                           --------   ----------   ---------       --------   ----------    ---------    ----------

         Total comprehensive income              --          --    1,073,352       (295,712)          --           --      777,640
                                           --------   ----------   ---------       --------   ----------    ---------    ----------

Allocation of ESOP shares                        --       87,168         --               --     113,090           --      200,258
Repurchase of common stock                       --           --         --               --          --   (1,526,483)(  1,526,483)
Amortization of recognition and retention plan   --           --         --               --      88,806           --       88,806
Dividends declared ($.63 per share)              --           --    (458,252)             --          --           --     (458,252)
                                           --------   ----------   ---------       --------   ----------    ---------    ----------

Balance, March 31, 1999                   $  10,580   10,252,604   8,097,420       (394,038)    (643,395)  (4,763,630)   12,559,541
                                            ========   ==========   =========       =========  ==========    =========   ==========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                Hardin, Missouri

                      Consolidated Statements of Cash Flows

                   Years ended March 31, 1999, 1998, and 1997

                                                                             1999             1998            1997
                                                                         -------------    -----------------------------
Operating activities:
   Net earnings                                                        $    1,073,352          868,574         464,251
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Provision for losses on loans                                           65,973           93,671          33,590
       Depreciation and amortization                                          131,524           80,494          54,352
       Premium amortization and accretion of discounts and
         deferred loan fees, net                                             (154,421)        (328,422)         83,123
       Loss (gain) on sales of loans and securities, net                     (569,001)        (181,917)          2,218
       Gain on sales of real estate owned                                          --           (5,657)         (6,684)
       Proceeds from sales of loans held for sale                           1,913,636          428,016              --
       Origination of loans held for sale                                  (2,066,821)        (423,619)             --
       Allocation of ESOP shares                                              200,258          199,227         154,201
       Amortization of deferred recognition and retention plan                 88,806           86,453          84,686
       Provision for deferred income taxes                                    (30,000)         (22,000)        (44,086)
       Changes in other assets and liabilities:
         Accrued interest receivable                                         (159,927)        (105,504)       (180,825)
         Prepaid expenses and other assets                                   (107,989)         (43,373)         12,213
         Accrued interest payable                                             (15,200)             898          24,866
         Accrued expenses and other liabilities                                78,692           74,647         100,752
         Income taxes payable                                                (163,481)         186,295          80,589
                                                                         -------------    -------------   -------------

           Net cash provided by operating activities                          285,401          907,783         863,246
                                                                         -------------    -------------   -------------
Investing activities:
   Net increase in loans receivable                                        (7,982,133)      (8,811,940)     (5,295,352)
   Purchase of loans                                                       (1,662,300)      (1,232,050)     (4,397,569)
   Proceeds from sales of loans                                             1,571,964        3,309,109              --
   Purchase of mortgage-backed securities available-for-sale                       --      (10,786,034)             --
   Purchase of investment securities held-to-maturity                              --      (10,000,000)             --
   Purchase of investment securities available-for-sale                   (43,235,114)     (27,556,342)    (21,607,082)
   Principal payments on mortgage-backed securities held-to-maturity               --        2,081,172       2,786,969
   Principal payments on mortgage-backed securities available-for-sale      7,875,715          805,804       1,098,488
   Principal payments on investment securities available-for-sale                  --           76,872              --
   Proceeds from maturities of investment securities available-for-sale     9,000,000       23,650,000       3,500,000
   Proceeds from sales of mortgage-backed securities held-to-maturity              --          337,776              --
   Proceeds from sales of mortgage-backed securities available-for-sale     2,768,669        7,838,077       1,016,675
   Proceeds from sales of investment securities available-for-sale         18,341,167        4,084,772       2,004,844
   Purchase of stock in FHLB of Des Moines                                   (525,000)        (525,000)       (208,000)
   Proceeds from sales of real estate owned                                        --          117,339          35,000
   Purchase of office property and equipment                                 (238,452)        (952,376)       (394,344)
                                                                         -------------    -------------   -------------

           Net cash used in investing activities                       $  (14,085,484)     (17,562,821)    (21,460,371)
                                                                         -------------    -------------   -------------

                                                                     (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                Hardin, Missouri

                Consolidated Statements of Cash Flows, Continued

                   Years ended March 31, 1999, 1998, and 1997

                                                                             1999             1998            1997
                                                                         -------------    -------------   -------------
Financing activities:
   Net increase in deposits                                            $    6,442,409        6,683,605       3,595,610
   Net increase (decrease) in advances from borrowers for taxes
     and insurance                                                             30,107          (11,123)         51,688
   Proceeds from FHLB advances                                             26,000,000       30,500,000      19,000,000
   Repayments of FHLB advances                                            (15,500,000)     (20,000,000)             --
   Payment of dividends                                                      (433,059)        (359,807)       (374,665)
   Purchase of treasury stock                                              (1,526,483)        (641,745)     (3,093,552)
                                                                         -------------    -------------   -------------
           Net cash provided by financing activities                       15,012,974       16,170,930      19,179,081
                                                                         -------------    -------------   -------------

           Increase (decrease) in cash and cash equivalents                 1,212,891         (484,108)     (1,418,044)

Cash and cash equivalents at beginning of year                              3,781,801        4,265,909       5,683,953
                                                                         -------------    -------------   -------------
Cash and cash equivalents at end of year                               $    4,994,692        3,781,801       4,265,909
                                                                         =============    =============   =============

Supplemental disclosure of cash flow information: Cash paid for:
     Interest                                                          $    5,935,626        5,182,905       3,890,264
                                                                         =============    =============   =============

     Income taxes, net of refunds                                      $      779,804          310,100         193,215
                                                                         =============    =============   =============
Noncash investing and financing activities:
   Loans transferred to real estate owned                              $           --            8,272         143,726
                                                                         =============    =============   =============
   Loans to facilitate sales of real estate owned                      $           --               --          18,500
                                                                         =============    =============   =============
   Allocation of recognition and retention plan shares                 $           --               --         498,150
                                                                         =============    =============   =============
   Dividend declared and payable                                       $      132,256          107,063          85,936
                                                                         =============    =============   =============

See accompanying notes to consolidated financial statements.

  (1)   Summary of Significant Accounting Policies

        (a)   Principles of Consolidation and Basis of Presentation

              The accompanying consolidated financial statements include the accounts of Hardin Bancorp, Inc. (the Company) and Hardin Federal Savings Bank (the Bank) and its wholly-owned subsidiary, Hardin Savings Service Corporation. Significant intercompany balances and transactions have been eliminated in consolidation.

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

        (c)   Loans

              The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. The Company had no loans classified as loans held for sale at March 31, 1999 or 1998.

              The Company defers all loan origination, commitment, and related fees and certain direct origination costs related to loans generated for the Bank's portfolio. The Bank amortizes the net fees over the expected life of the individual loans using the interest method.

        (d)   Allowance for Loan Losses

              The provision for losses on loans is based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risks in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral, and consideration of historical loss experience, current economic conditions, and such other factors which, in the opinion of management, deserve current recognition. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

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

              Included in gains on sales of loans during 1999 are capitalized mortgage servicing rights aggregating $35,000. Amortization expense related to the capitalized servicing rights, included in other expenses in the accompanying consolidated statements of earnings, aggregated $10,000 during 1999.

              At March 31, 1999 and 1998, the Bank was servicing loans for others amounting to $10,154,000 and $9,759,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at March 31, 1999 and 1998 was insignificant.

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

The shares used in the calculation of basic and diluted earnings per share are shown below:

                                                               For the years ended
                                                                      March 31,
                                                          1999         1998         1997
Weighted average common shares outstanding                724,615      775,293      900,351
Stock options                                              31,911       28,261        5,983

                                                          756,526      803,554      906,334
                                                          =======      =======      =======

                                       26

        (m)   Recently Issued Accounting Pronouncements

              The Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in June 1997. SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in the consolidated financial statements. The Company has adopted the provisions of SFAS No. 130 for the year ended March 31, 1999 and has displayed the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated statement of stockholders' equity. SFAS No. 131 requires public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management. The Company adopted the provisions of SFAS No. 131 for the year ended March 31, 1999. The Company has one reportable operating segment.

              The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, in June 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, however, the Company adopted the provisions of SFAS No. 133 at July 1, 1998 and utilized an option to transfer its held-to-maturity investment security portfolio to available-for-sale. Accordingly, all unrealized gains and losses were recorded at that date. Management believes adoption of the remaining provisions of SFAS No. 133 did not have material effect on the Company's financial position or results of operations, nor will adoption require additional capital resources.

  (2)   Investment Securities

A summary of investment securities information is as follows:

                                                                     March 31, 1999
                                                 -------------------------------------------------------
                                                                  Gross         Gross        Estimated
                                                  Amortized     unrealized    unrealized        fair
                                                    cost          gains        losses          value
                                                 -----------   -----------   -----------     -----------
Available-for-sale:
   United States government and agency
      obligations maturing:
        Within one year                          $ 22,990,625        11,577      (290,936)     22,711,266
        After one year but within five years        5,000,000            --            --       5,000,000
        After five years but within ten years              --            --            --              --
        After ten years                            10,584,257            --       (89,771)     10,494,486
                                                  -----------   -----------   -----------     -----------
             Total United States government
               and agency obligations              38,574,882        11,577      (380,707)     38,205,752
                                                  -----------   -----------   -----------     -----------

State and municipal obligations maturing:
   Within one year                                    340,000           930            --         340,930
   After one year but within five years               630,000        12,590            --         642,590
   After five years but within ten years              500,000            --       (10,510)        489,490
                                                  -----------   -----------   -----------     -----------

             Total state and municipal
               obligations                          1,470,000        13,520       (10,510)      1,473,010
                                                  -----------   -----------   -----------     -----------

Equity securities                                   4,965,269            --      (124,838)      4,840,431
                                                  -----------   -----------   -----------     -----------

                                                 $ 45,010,151        25,097      (516,055)     44,519,193

                                                                         March 31, 1998
                                                  -------------------------------------------------------
                                                                  Gross          Gross        Estimated
                                                   Amortized     unrealized    unrealized        fair
                                                     cost          gains        losses           value
                                                  -----------   -----------   -----------     -----------
Available-for-sale:
   United States government and agency
      obligations maturing:
        Within one year                          $  8,994,336        20,860        (3,942)      9,011,254


        After one year but within five years        6,695,104            --       (51,303)      6,643,801
        After five years but within ten years         622,653           185            --         622,838
        After ten years                             5,333,207        40,799        (1,018)      5,372,988
                                                  -----------   -----------   -----------     -----------
             Total United States government
               and agency obligations              21,645,300        61,844       (56,263)     21,650,881
                                                  -----------   -----------   -----------     -----------
   State and municipal obligations maturing:
      Within one year                                 205,000            23            --         205,023
      After one year but within five years            505,000         2,000            --         507,000
      After five years but within ten years           290,000         3,106            --         293,106
                                                  -----------   -----------   -----------     -----------
             Total state and municipal
               obligations                          1,000,000         5,129            --       1,005,129
                                                  -----------   -----------   -----------     -----------

                                                 $ 22,645,300        66,973       (56,263)     22,656,010
                                                  -----------   -----------   -----------     -----------
Held-to-maturity:
   United States government and agency
      obligations maturing after one year
      but within five years                      $ 10,000,000         9,352            --      10,009,352
                                                  ===========   ===========   ===========     ===========

        Proceeds from the sales of investment securities for the years ended March 31, 1999, 1998, and 1997 totaled $18,341,167, $4,084,772, and
        $2,004,844, respectively, and resulted in gross realized gains of $449,795, $31,433, and $5,286 in 1999, 1998, and 1997, respectively.

        At March 31, 1999 and 1998, investment securities with a fair value of approximately $3,328,000 and $1,467,000, respectively, were pledged to secure public funds on deposit.

  (3)   Mortgage-backed Securities

Mortgage-backed securities at March 31, 1999 and 1998 are summarized as follows:

                                                                    March 31, 1999
                                                ------------------------------------------------------
                                                                  Gross         Gross       Estimated
                                                  Amortized     unrealized    unrealized      fair
                                                    cost          gains        losses         value
                                                -----------   -----------   -----------    -----------
Available-for-sale:
   Pass-through certificates guaranteed
      by Government National
      Mortgage Association (GNMA)              $  1,109,675        11,120        (2,214)     1,118,581
   Federal Home Loan Mortgage
      Corporation (FHLMC) participation
      certificates                                4,220,822         5,878       (68,620)     4,158,080
   Federal National Mortgage Association
      (FNMA) participation certificates           7,388,420         5,195       (85,857)     7,307,758
                                                -----------   -----------   -----------    -----------
                                               $ 12,718,917        22,193      (156,691)    12,584,419
                                                ===========   ===========   ===========    ===========

                                                                   March 31, 1999
                                                ------------------------------------------------------
                                                                  Gross         Gross       Estimated
                                                  Amortized     unrealized    unrealized      fair
                                                    cost          gains        losses         value
                                                -----------   -----------   -----------    -----------
Available-for-sale:
   Pass-through certificates guaranteed
      by GNMA                                  $  2,967,254            --            --      2,967,254
   FHLMC participation certificates               1,744,724            --       (57,019)     1,687,705
   FNMA participation certificates                3,474,530            --      (109,764)     3,364,766
                                                -----------   -----------   -----------    -----------
                                               $  8,186,508            --      (166,783)     8,019,725
                                                ===========   ===========   ===========    ===========
Held-to-maturity:
   Pass-through certificates guaranteed
      by GNMA                                  $  1,478,909        25,490          (416)     1,503,983
   FHLMC participation certificates               3,736,755         7,350       (56,130)     3,687,975
   FNMA participation certificates                5,779,847        15,273       (68,916)     5,726,204
                                                -----------   -----------   -----------    -----------
                                               $ 10,995,511        48,113      (125,462)    10,918,162
                                                ===========   ===========   ===========    ===========

        Proceeds from the sales of mortgage-backed securities for the years ended March 31, 1999 and 1998 totaled $2,768,669 and $8,175,853, respectively, and resulted in gross realized gains of $29,145 and $81,147 in 1999 and 1998, respectively, and gross realized losses of $1,096 in 1998.

  (4)   Loans Receivable

Loans receivable at March 31, 1999 and 1998 are summarized as follows:

                                             1999             1998
                                         --------------  ---------------
Real estate:
   One to four family                  $    54,122,490       50,645,667
   Five or more                                479,473          543,197
   Nonresidential                            1,432,875          477,263
   Land                                      3,048,016          810,581
   Commercial                                1,118,098        1,335,685
   Construction                              2,380,400        3,966,929
Consumer                                     8,569,463        6,704,534
Commercial                                     781,000               --
                                         --------------  ---------------
                                            71,931,815       64,483,856

Loans in process                            (2,194,823)      (3,021,980)
Discounts and deferred loan
   origination fees, net of cost                79,104           59,818
Allowance for loan losses                     (311,196)        (247,710)
                                         --------------  ---------------
             Net loans receivable      $    69,504,900       61,273,984
                                         ==============  ===============

        The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance or to pledge savings account balances or additional collateral. The Bank's principal lending areas are agricultural-based rural communities northeast of Kansas City, Missouri.

        The Bank makes contractual commitments to extend credit which are subject to the Bank's credit monitoring procedures. At March 31, 1999 and 1998, the Bank was committed to originate loans aggregating approximately $2,241,000 and $1,264,000, respectively. At March 31, 1999, all loan commitments were fixed with interest rates ranging from 6.75% to 8.0%. There were no commitments to buy loans at March 31, 1999.

        The Company had loans to directors and officers at March 31, 1999 and 1998 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                        1999          1998
                                     ------------  -----------
Balance at beginning of year       $     291,000      194,000
New loans                                259,000      105,000
Payments                                (255,000)      (8,000)
                                     ------------  -----------

Balance at end of year             $     295,000      291,000
                                     ============  ===========

Activity in the allowance for loan losses for the years ended March 31, 1999, 1998, and 1997 is as follows:

                                        1999         1998        1997
                                     -----------  -----------  ----------
Balance at beginning of year       $    247,710      158,276     131,040
Provision for loan losses                65,973       93,671      33,590
Charge-offs                              (2,487)      (4,237)     (6,354)
                                     -----------  -----------  ----------

Balance at end of year             $    311,196      247,710     158,276
                                     ===========  ===========  ==========

        Nonaccrual loans at March 31, 1999 and 1998 aggregated approximately $231,000 and $232,000, respectively.

  (5)   Premises and Equipment

Premises and equipment consist of the following at March 31, 1999 and 1998:

                                            1999            1998
                                         -----------     -----------
Land                                     $   159,779         157,779
Building                                   1,503,251       1,465,840
Leasehold improvements                        34,170          34,170
Furniture and fixtures                       921,737         734,497
Automobile                                    11,800              --
                                         -----------     -----------

                                           2,630,737       2,392,286

Less accumulated depreciation                798,426         666,903
                                         -----------     -----------

             Office properties and
               equipment, net            $ 1,832,311       1,725,383
                                         ===========     ===========

                                                                     (continued)

(6)Deposits

Deposits at March 31, 1999 and 1998 are summarized as follows:

                                                               1999                     1998
                                          Stated       --------------------      --------------------
                                           rate          Amount    Percent        Amount     Percent
                                         ---------     ---------  ---------      ---------  ---------
Balance by interest rate:
   Commercial                                  0.0     1,918,980          2%   $ 1,081,647          1%
   NOW accounts                          1.75-2.25     6,852,307          8      4,258,114          6
   Money market demand
      accounts                           2.75-3.50     6,583,405          8      5,901,404          8
   Savings accounts                      2.00%         3,804,878          5      3,265,591          4
                                                      ----------  ---------      ---------  ---------
                                                      19,159,570         23     14,506,756         19
                                                      ----------  ---------      ---------  ---------
   Certificate accounts                  0.00-2.99%           --         --        105,875         --
                                         3.00-3.99%       49,133         --         23,030         --
                                         4.00-4.99%   12,805,257         15      3,978,376          5
                                         5.00-5.99%   40,780,548         49     44,438,448         58
                                         6.00-6.99%    9,631,651         12     12,358,458         16
                                         7.00-7.99%      895,707          1      1,466,506          2
                                         8.00% and up      5,005         --          7,013         --
                                                      ----------  ---------      ---------  ---------

                                                      64,167,301         77     62,377,706         81
                                                      ----------  ---------      ---------  ---------

                                                    $ 83,326,871        100%   $76,884,462        100%
                                                      ==========  =========      =========  =========
Weighted average interest rate
   on deposits at March 31                                  4.56%                     5.07%
                                                            ====                      ====

        A summary of contractual maturity dates for certificate accounts at March 31, 1999 is as follows:

                                    Amount        Percent
                                ---------------  -----------
Contractual maturity of certificate accounts:
      Under 12 months         $     45,543,965           71 %
      12 to 24 months               12,180,401           19
      24 to 36 months                3,259,719            5
      36 to 48 months                2,353,946            4
      48 to 60 months                  809,515            1
      Over 60 months                    19,755           --
                                ---------------  -----------
                              $     64,167,301          100 %
                                ===============  ===========

The components of interest expense on deposits for the years ended March 31, 1999, 1998, and 1997 are as follows:

                                          1999           1998           1997
                                      -------------  -------------  -------------
NOW, savings, Super NOW,
   and money market demand          $      425,006        329,197        285,575
Certificates of deposit                  3,453,465      3,488,290      3,094,328
                                      -------------  -------------  -------------
                                    $    3,878,471      3,817,487      3,379,903
                                      =============  =============  =============

        At March 31, 1999 and 1998, certificate accounts of $100,000 or greater totaled $8,381,000 and $6,749,000, respectively.

        During 1997, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $441,000 and is included in federal insurance premiums in the accompanying 1997 consolidated statement of earnings.

  (7)   FHLB Advances

The Company had the following debt outstanding from the FHLB of Des Moines at March 31, 1999 and 1998:

                                                                              1999            1998
                                                                         --------------  --------------
$3,000,000 advance, interest at one-month LIBOR,
   (5.69% at March 31, 1998), due August 1998                           $        --       3,000,000
$2,500,000 advance, interest at 5.83%, due September 1998                        --       2,500,000
$2,000,000 advance, interest at 5.74%, due November 1998                         --       2,000,000
$5,000,000 advance, interest at one-month LIBOR less
   .05%, due December 1998                                                       --       5,000,000
$5,000,000 advance, interest at 4.86%, due April 1999                     5,000,000              --
$3,000,000 advance, interest at 4.95%, due June 1999                      3,000,000              --
$2,500,000 advance, interest at 6.14%, due July 1999                      2,500,000       2,500,000
$2,500,000 advance, interest at 6.15%, due September 1999                 2,500,000       2,500,000
$2,000,000 advance, interest at 5.87%, due November 1999                  2,000,000       2,000,000
$10,000,000 advance, callable beginning on January 23, 2003,
   interest at 5.42%, due January 2008                                   10,000,000      10,000,000
$5,000,000 advance, interest at 5.03%, due June 2008                      5,000,000              --
$5,000,000 advance, interest at 4.99%, due September 2008                 5,000,000              --
$5,000,000 advance, interest at 4.27%, due January 2009                   5,000,000              --
                                                                         -----------  --------------
                                                                        $40,000,000      29,500,000
                                                                         ===========  ==============

The advances from the FHLB are collateralized by first mortgage loans and investment securities.

Scheduled maturities of FHLB advances are as follows:

                               Year ending
                                March 31,           Amount
                            ------------------  ---------------

                                  1999        $     15,000,000
                                  2008              10,000,000
                                  2009              15,000,000
                                                ---------------

                                              $     40,000,000
                                                ===============
(8)Income Taxes

The components of income tax expense from operations are as follows:

                                      Federal       State       Total
                                     -----------  ----------  -----------
Year ended March 31, 1999:
   Current                         $    545,881      84,770      630,651
   Deferred                             (26,000)     (4,000)     (30,000)
                                     -----------  ----------  -----------

                                   $    519,881      80,770      600,651
                                     ===========  ==========  ===========

Year ended March 31, 1998:
   Current                         $    452,847      68,000      520,847
   Deferred                             (19,000)     (3,000)     (22,000)
                                     -----------  ----------  -----------

                                   $    433,847      65,000      498,847
                                     ===========  ==========  ===========

Year ended March 31, 1997:
   Current                         $    290,804      27,086      317,890
   Deferred                             (40,000)     (4,086)     (44,086)
                                     -----------  ----------  -----------

                                   $    250,804      23,000      273,804
                                     ===========  ==========  ===========


In addition, during the years ended March 31, 1999 and 1998, the Company recorded deferred income tax expense (benefits) of approximately $231,000 and $58,000, respectively, related to unrealized losses on investment securities available-for-sale.

The reasons for the difference between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                       Percent of earnings
                                                        before income tax
                                                             expense
                                                 -------------------------------
                                                  1999        1998        1997
                                                 --------    --------    -------
Expected federal income tax rate                   34.0%       34.0        34.0
Items affecting income tax rate:
   Municipal interest                              (1.0)         --          --
   State taxes, net of federal tax benefit          3.0         2.0         2.6
   Other                                           (0.1)         .5          .5
                                                 --------    --------    -------
             Effective tax rate                    35.9%        36.5        37.1
                                                 ========    ========    =======

The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and liabilities at March 31, 1999 and 1998 are as follows:

                                                           1999           1998
                                                        -----------    -----------
Unrealized loss on available-for-sale securities      $    231,000         58,000
Allowance for loan losses                                  131,000        100,000
Accrued compensation                                       150,000        144,000
Other                                                       29,000         22,000
                                                        -----------    -----------

             Deferred tax assets                           541,000        324,000
                                                        -----------    -----------

FHLB dividends                                              33,000         33,000
Tax bad debt reserve in excess of base year                108,000        145,000
Fixed asset basis difference                                93,000         48,000
Core deposit premium                                        15,000         15,000
Accrued interest on loans originated prior to
   September 25, 1985                                        4,000          6,000
Loan origination fees                                       75,000         74,000
Other                                                       25,000         18,000
                                                        -----------    -----------

             Deferred tax liabilities                      353,000        339,000
                                                        -----------    -----------

             Net deferred tax assets (liabilities)    $    188,000        (15,000)
                                                        ===========    ===========

        There was no valuation allowance for deferred tax assets at March 31, 1999 or 1998. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.
                                                                     (continued)

        Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). The Small Business Job Protection Act (the Act) repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Company, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended March 31, 1997. The Company's base year tax bad debt reserve balance of approximately $1.6 million as of March 31, 1999 and 1998 will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Company's current and accumulated earnings and profits, a redemption of shares or upon a partial or complete liquidation of the Company. The Company does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $550,000 has not been recorded.

  (9)   Benefit Plans

        Qualified employees of the Company and Bank participate in an Employee Stock Ownership Plan (the ESOP). In connection with the conversion to a federally chartered stock savings bank in 1995, the ESOP has borrowed from the Company, the proceeds of which were used to acquire 84,640 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. On March 31, 1999 and 1998, the Company allocated 11,309 shares and 11,852 shares, respectively, to participants. ESOP contributions to the Bank, representing the fair value of allocated shares, are charged to compensation and benefits expense in 1999 and 1998 and were approximately $200,000 and $199,000, respectively. The fair value of the remaining unallocated shares of 40,519 at March 31, 1999 aggregated approximately $666,000.

        The Bank's employees participate in the Financial Institutions Retirement Fund, a noncontributory, multiemployer, defined benefit pension plan which covers all eligible employees with one or more years of continuous service. The Bank's policy is to fund pension costs as necessary. Since April 1, 1997, the Bank's defined benefit pension plan has been fully funded. Pension expense of $32,000 was recorded for the year ended March 31, 1997.

        The Bank has supplemental retirement plans for officers and directors. Under the Directors' Plan, members forfeit their first five years of directors' fees to enter into the plan and will receive monthly payments for a ten-year period beginning at the time the member turns sixty-five. Under the Officers' Plan, two officers, after completing a predetermined service period, will receive benefit payments beginning at age sixty-five for a term of ten years. Expense under the plans for the years ended March 31, 1999, 1998, and 1997 amounted to approximately $104,000, $111,000, and $106,000, respectively. The Bank has purchased life insurance policies to fund its obligations under the plans.

        The Board of Directors has approved the adoption of a recognition and retention plan (RRP). Under the RRP, common stock aggregating 42,320 shares may be awarded to certain officers and directors of the Company and the Bank. The awards will not require any payment by the recipients and will vest over five years beginning one year after shareholder approval of the RRP (April 16, 1996). On April 16, 1996 and January 1, 1998, the Company awarded 35,972 and 3,000 shares, respectively, to participants. During fiscal year 1999, 1,000 of the 3,000 shares were forfeited and remain unallocated. The corresponding charge to compensation and benefits expense was $88,806, $86,453, and $84,686 in 1999, 1998, and 1997, respectively.

(10)    Stock Options

        The Company has authorized the adoption of a stock option plan. Under the stock option plan, options to acquire 105,800 shares of the Company's common stock may be granted to certain officers, directors, and employees of the Company or the Bank. The options will enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant. On April 16, 1996, the Company granted options for 89,930 shares for $11.50 per share. On January 1, 1998, the Company granted options for 8,500 shares for $17.50 per share. Options to purchase 1,500 shares were forfeited in fiscal year 1999. The options will vest over the five years following the date of grant and are exercisable for up to ten years.

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

        The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Had compensation expense for the Company's incentive and nonstatutory stock options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $41,000, or $.05 per share, in 1999 and $56,000, or $.07 per share, in 1998.

Following is a summary of the fair values of options granted in 1998 and 1997 using the Black-Scholes option-pricing model:

                                    1998           1997
                                 -----------    -----------
Fair value at grant date        $   4.82           3.49
Assumptions:
   Dividend yield                   2.44%          2.35
   Volatility                      14.33%          12.49
   Risk-free interest rate          6.20%           7.00
   Expected life                  10 years       10 years
                                 ===========    ===========

        Pro forma net earnings reflect only options granted and vested in fiscal 1999 and 1998. Therefore, the full impact of calculating compensation expense for stock options under SFAS is not reflected in the pro forma net earnings amount presented above because compensation expense is reflected over the options' vesting period.

(11) Financial Instruments With Off-balance Sheet Risk and Concentrations of Credit Risk

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

(12)    Regulatory Capital Requirements

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of March 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible, and core capital ratios as set forth in the table:

                                                                                 Total         Leverage
                                                                                 risk-          risk-
                                               Tangible          Core            based          based
                                                capital         capital         capital        capital
                                              ------------    ------------    ------------   -------------
Equity                                      $  11,905,000      11,905,000      11,905,000      11,905,000
Adjustments to capital:
   Allowance for loan losses                           --              --         311,000              --
   Unrealized loss on available-for-sale
      securities, net                             394,000         394,000         394,000         394,000
   Other                                           (1,000)         (1,000)         (1,000)         (1,000)
                                              ------------    ------------    ------------   -------------
             Regulatory capital - computed     12,298,000      12,298,000      12,609,000      12,298,000

Minimum capital requirement for capital
   adequacy purposes                            2,054,000       4,099,000       4,927,000              --
                                              ------------    ------------    ------------   -------------
             Regulatory minimum capital -
               excess                       $  10,244,000       8,199,000       7,682,000              --
                                              ============    ============    ============   =============

To be well capitalized for prompt corrective
   action provisions                        $          --       6,846,000       6,159,000       8,215,000
                                              ============    ============    ============   =============

To be well capitalized capital - excess     $          --       5,452,000       6,450,000       4,083,000
                                              ============    ============    ============   =============

Minimum capital requirement - percent                  1.5%           3.0             8.0              --
                                              ============    ============    ============   =============

To be well capitalized for prompt corrective
   action provisions capital requirement -
   percent                                                            5.0%            10.0             6.0
                                                              ============    ============   =============

Bank capital                                           9.0%            9.0            20.5            20.0
                                              ============    ============    ============   =============

(13)    Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of March 31, 1999 and 1998, including methods and assumptions utilized, are set forth below:

                                                    1999                            1998
                                         ----------------------------     ---------------------------
                                          Carrying         Estimated       Carrying        Estimated
                                           amount          fair value        amount        fair value
                                         -----------       ----------     ----------       ----------
Investment securities                    $44,519,193       44,519,000     32,656,010       32,665,000
                                         ===========       ==========     ==========       ==========

Mortgage-backed securities               $12,584,419       12,584,000     19,015,236       18,938,000
                                         ===========       ==========     ==========       ==========

Loans, net of unearned fees and
   allowance for loan losses             $69,504,900       71,968,000     61,273,984       60,898,000
                                         ===========       ==========     ==========       ==========

Noninterest bearing demand deposit       $ 1,918,980        1,919,000      1,081,647        1,082,000
Money market and NOW deposits             13,435,712       13,436,000     10,159,518       10,160,000
Savings accounts                           3,804,878        3,805,000      3,265,591        3,266,000
Certificate accounts                      64,167,301       64,515,000     62,377,706       62,795,000
                                         -----------       ----------     ----------       ----------

             Total deposits              $83,326,871       83,675,000     76,884,462       77,303,000
                                         ===========       ==========     ==========       ==========

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

        The estimated fair value of the Company's loan portfolio is based on the segregation of loans by collateral type, interest terms, and maturities. In estimating the fair value of each category of loans, the carrying amount of the loan is reduced by an allocation of the allowance for loan losses. Such allocation is based on management's loan classification system which is designed to measure the credit risk inherent in each classification category. The estimated fair value of performing variable rate loans is the carrying value of such loans, reduced by an allocation of the allowance for loan losses. The estimated fair value of performing fixed rate loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the interest rate risk inherent in the loan, reduced by an allocation of the allowance for loan losses. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value for significant nonperforming loans, if any, is the estimated fair value of the underlying collateral based on recent external appraisals or other available information, which generally approximates carrying value, reduced by an allocation of the allowance for loan losses.

        The estimated fair value of deposits with no stated maturity, such as noninterest bearing deposits, savings, money market accounts, savings accounts, and NOW accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        Limitations

        Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(14)    Parent Company Condensed Financial Statements

                            Condensed Balance Sheets
                            March 31, 1999 and 1998

 Assets                                                                  1999             1998
                                                                     ------------       ----------
Interest-bearing deposits                                            $    495,489          848,243
Loans receivable                                                          416,140          531,632
Investment in subsidiary                                               11,905,108       12,198,944
Other                                                                      39,305           60,199
                                                                     ------------       ----------

             Total assets                                            $ 12,856,042       13,639,018
                                                                     ============       ==========

               Liabilities and Stockholders' Equity

Accrued expenses and other liabilities                               $    296,501          161,446
Stockholders' equity                                                   12,559,541       13,477,572
                                                                     ------------       ----------

             Total liabilities and stockholders' equity              $ 12,856,042       13,639,018
                                                                     ============       ==========


                        Condensed Statements of Earnings
                       Years ended March 31, 1999 and 1998
                                                                        1999             1998
                                                                     ------------       ----------
Interest income                                                      $     76,706          105,290
Other expense, net                                                       (233,480)        (212,127)
                                                                     ------------       ----------

             Loss before equity in undistributed earnings
               of subsidiary                                             (156,774)        (106,837)

Increase in undistributed equity of subsidiary                          1,170,192          934,535
                                                                     ------------       ----------
             Earnings before income taxes                               1,013,418          827,698

Income tax expense (benefit)                                              (59,934)         (40,876)
                                                                     ------------       ----------
             Net earnings                                            $  1,073,352          868,574
                                                                     ============       ==========

                                                                     (continued)

                                                                         1999             1998
                                                                     -----------      -----------
Cash flows from operating activities:
   Net earnings                                                      $ 1,073,352          868,574
   Increase in undistributed equity of subsidiary                     (1,170,192)        (934,535)
   Amortization of deferred RRP                                           88,806           86,453
   Other                                                                 130,756          (37,613)
                                                                     -----------      -----------

             Net cash provided (used) by operating activities            122,722          (17,121)
                                                                     -----------      -----------
Cash flows from investing activities:
   Net decrease in loans receivable                                      115,492          114,783
   Principal payments on investment and mortgage-backed
      securities available-for-sale                                           --          500,000
   Sales of investment and mortgage-backed securities
      available-for-sale                                                      --          486,959
                                                                     -----------      -----------

             Net cash provided by investing activities                   115,492        1,101,742
                                                                     -----------      -----------
Cash flows from financing activities:
   Dividends from subsidiary                                           1,368,574          404,170
   Payment of dividends                                                 (433,059)        (359,807)
   Purchase of treasury stock                                         (1,526,483)        (641,745)
                                                                     -----------      -----------

             Net cash used in financing activities                      (590,968)        (597,382)
                                                                     -----------      -----------

             Net increase (decrease) in cash                            (352,754)         487,239

Cash at beginning of year                                                848,243          361,004
                                                                     -----------      -----------

Cash at end of year                                                  $   495,489          848,243
                                                                     -----------      -----------
Noncash investing and financing activities:
   Dividend declared and payable                                     $   132,256          107,063
                                                                     -----------      -----------

                              HARDIN BANCORP, INC.
                             STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 1:00 p.m., Hardin, Missouri time on July 22, 1999, at the Hardin United Methodist Church Fellowship Hall, located at 101 Northeast First Street, Hardin, Missouri, 64035.

Stock Listing

Hardin Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc., Small Cap Market under the symbol"HFSA."

Price Range of Common Stock

The per share price range of the common stock and the dividends declared for each quarter during the past two fiscal years is set forth below. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions.


FISCAL 1998               HIGH              LOW               DIVIDENDS
-----------               ----              ---               ---------
First Quarter             $15.75            $13.50            $.12
Second Quarter            $18.25            $15.00            $.12
Third Quarter             $18.88            $17.38            $.12
Fourth Quarter            $19.50            $18.25            $.13

FISCAL 1999               HIGH              LOW               DIVIDENDS
-----------               ----              ---               ---------
First Quarter             $19.63            $18.75            $.14
Second Quarter            $19.25            $16.13            $.15
Third Quarter             $20.50            $14.25            $.16
Fourth Quarter            $18.13            $16.38            $.18

An $.18 per share dividend was declared by the Board of Directors on March 18, 1999, payable April 16, 1999, to stockholders of record on April 2, 1999. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At March 31, 1999, there were 1,058,000 shares issued and 734,753 shares outstanding of Hardin Bancorp, Inc. (HFSA) common stock (including unallocated ESOP shares) and there were approximately 600 registered holders of record.

Shareholders and General Inquiries          Transfer Agent
----------------------------------          --------------

Robert W. King                              Registrar and Transfer
President                                   10 Commerce Drive
Hardin Bancorp, Inc.                        Cranford, New Jersey 07016
201 Northeast Elm Street
Hardin, Missouri 64035
(660) 398-4312

Annual and Other Reports

A copy of Hardin Bancorp, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1999, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. King, President and Chief Executive Officer, Hardin Bancorp, Inc., 201 Northeast Elm Street, Hardin, Missouri 64035

                              HARDIN BANCORP, INC.
                              CORPORATE INFORMATION

Company and Bank Addresses

201 Northeast Elm Street                 Telephone:       (660) 398-4312
Hardin, Missouri 64035                   Fax:             (660) 398-4317

200 North Spartan Drive                  Telephone:       (816) 470-6400
Richmond, Missouri 64085                 Fax:             (816) 470-2022

201 North Jesse James Road               Telephone:       (816) 630-2179
Excelsior Springs, Missouri 64024        Fax:             (816) 637-4521

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

Karen K. Blankenship
Senior Vice President and Secretary



Hardin Federal Savings Bank Executive Officers

Robert W. King                                     William L. Homan
President and Chief Executive Officer              Vice President and Treasurer

Karen K. Blankenship                               Lyndon M. Goodwin
Senior Vice President and Secretary                Vice President of Lending

Mike Schwarz
Vice President




Independent Accountants                            Special Counsel
-----------------------                            ---------------

KPMG LLP                                           Luse, Lehman, Gorman,
1000 Walnut, Suite 1600                            Pomerenk, & Schick, P.C.
Post Office Box 13127                              5335 Wisconsin Ave. N.W.,
Kansas City, Missouri 64199                                 Suite 400
                                                            Washington, DC 20015