Form 10KSB, Exhibit 13
period 2000-03-31
HARDIN BANCORP INC
filed 2000-06-29
CIK 947220

TABLE OF CONTENTS

                                                                            Page

President's Message....................................................... 1


General Information....................................................... 2


Selected Consolidated Financial and Other Data of the Company............. 3


Management's Discussion and Analysis of Financial Condition
and Results of Operations................................................. 5


Consolidated Financial Statements........................................ 17


Stockholder Information.................................................. 43


Corporate Information.................................................... 44

June 23, 2000


Dear Fellow Shareholder:

The Board of Directors, Officers, and Staff of Hardin Bancorp, Inc. and its wholly owned subsidiary, Hardin Federal Savings Bank, are pleased to provide you with our fifth annual report.

Fiscal year 2000 was our fifth year as a stock company after serving area communities for more than 107 years as a mutual savings institution. In fiscal 2000 we achieved record earnings of $1,272,000, an increase from $1,073,000 for fiscal 1999. The increase was primarily the result of an increase in net-interest income after provision for loan losses. Non-interest income was lower  due to a  reduction  in  gains  on the  sale of  loans,  investments  and
mortgage-backed   securities,   while  non-interest  expense  increased  due  to
increases in personnel cost, occupancy expense, technology expense and Y2K related costs. Diluted earnings per share were $1.78 in fiscal 2000 compared to $1.42 in fiscal 1999.

The Bank's net loans receivable increased by $8.6 million, as a result of increases in residential, construction and consumer loans. Assets increased $1.4 million to $138.5 million at March 31, 2000 and stockholders' equity decreased to $12.4 million from $12.6 million at March 31, 1999. The decrease in stockholders' equity was the result of an increase in the unrealized market loss on investments available for sale.

In view of the positive operating results during fiscal 2000, the Board of Directors increased the Company's quarterly dividend to $.20 in the first quarter of the fiscal year. This represents the seventh dividend increase during the Company's five years as a public company.

While fiscal 2000 was a very successful year for the Company, we look forward to continuing our record of achievement in fiscal 2001. Our goal is to enhance shareholder value while fulfilling our mission as an independently owned and managed financial institution committed to our customers and the communities we serve.

Thank you for your confidence in our company, and we look forward to a prosperous future.

Sincerely,


/s/ Robert W. King
------------------
Robert W. King
President

GENERAL INFORMATION
-------------------

Hardin Bancorp, Inc. (the "Company") is a Delaware Corporation, which is the holding company for Hardin Federal Savings Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on September 28, 1995 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank, the Company's loan to the Company's Employee Stock Ownership Plan (the "ESOP"), and the remaining net proceeds of the Conversion retained by the Company of approximately $687,000. The business of the Company consists of the business of the Bank.

The Bank, which was originally chartered in 1888 as a Missouri-chartered mutual savings and loan association, is headquartered in Hardin, Missouri. The Bank amended its mutual charter to become a federal mutual savings bank in 1995. The Federal Deposit Insurance Corporation (the "FDIC") insures the Bank's deposits up to the maximum allowable amount. The Bank serves the financial needs of its customers throughout Ray and Clay counties through its offices in Hardin, Richmond, and Excelsior Springs, Missouri. On March 31, 2000, the Company had total assets of $138.5 million, deposits of $86.6 million and stockholders' equity of $12.4 million.

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

                              HARDIN BANCORP, INC.
                             -----------------------
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
               --------------------------------------------------
Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.

                                                               At or for the years ended March 31,
                                       -------------------------------------------------------------------------------------
                                           2000              1999             1998               1997             1996
                                           ----              ----             ----               ----             ----
                                                           (Dollars in Thousands except per share data)
Selected Financial Data:
------------------------
Total assets                               $ 138,484         $ 137,056        $ 121,092          $ 103,354         $ 83,387
Loan receivable, net                          78,059            69,505           61,274             54,568           45,031
Mortgage-backed securities:
      Held to maturity                             -                 -           10,995             13,457           16,299
      Available for sale                      11,806            12,584            8,020              5,757            7,907
Investment securities:
      Held to maturity                             -                 -           10,000                  -                -
      Available for sale                      37,793            44,519           22,656             22,340            6,363
FHLB stock                                     2,015             2,000            1,475                950              742
Other interest-bearing deposits                3,332             4,157            3,225              4,007            5,430
Deposits                                      86,565            83,327           76,884             70,201           66,605
FHLB advances                                 38,300            40,000           29,500             19,000                -
Total stockholders' equity                    12,426            12,560           13,478             13,210           16,035

Selected Operating Data:
Total interest income                          9,618             9,013            8,234              6,684            5,552
Total interest expense                         5,735             5,920            5,184              3,915            3,454
                                       --------------   ---------------   --------------    ---------------   --------------
      Net interest income                      3,883             3,093            3,050              2,769            2,098

Provision for loan losses                          1                66               94                 34               14
                                       --------------   ---------------   --------------    ---------------   --------------
Net interest income after
      provision for loan losses                3,882             3,027            2,957              2,735            2,084
                                       --------------   ---------------   --------------   ---------------   --------------
Loan fees and service charges                    626               451              176                117              110
Gain/(loss) on sales of loans,
      investments and mortgage-
      backed securities                           16               569              182                 (2)               2
Other non-interest income                        234               172              134                158              167
                                       --------------   ---------------   --------------    ---------------   --------------
      Total non-interest income                  876             1,192              492                273              279
                                       --------------   ---------------   --------------    ---------------   --------------

Total non-interest expense                     2,798             2,545            2,081              2,270 (1)        1,576
                                       --------------   ---------------   --------------    ---------------   --------------
      Earnings before income
      taxes                                    1,960             1,674            1,368                738              787
Income tax expense                               688               601              499                274              277
                                       --------------   ---------------   --------------    ---------------   --------------
      Net earnings                           $ 1,272           $ 1,073            $ 869              $ 464            $ 511
                                       ==============   ===============   ==============    ===============   ==============


Basic earnings per share                      $ 1.84            $ 1.48           $ 1.12             $ 0.52           $ 0.52
Diluted earnings per share                    $ 1.78            $ 1.42           $ 1.08             $ 0.51           $ 0.52
                                       ==============   ===============   ==============    ===============   ==============
Weighted average common &
      common equivalent shares
      outstanding                            713,278           756,526          803,554            906,334          973,383
                                       ==============   ===============   ==============    ===============   ==============

                                                                          At or for the years ended March 31,
                                                                 ------------------------------------------------------
                                                                   2000       1999       1998       1997        1996
                                                                 ---------   --------   --------   --------   ---------
Selected Financial
------------------
     Ratios and Other Data:
     ----------------------
Performance Ratios:
     Return on assets (ratio of net earnings to average
          total assets)                                              0.94 %     0.81 %     0.76 %     0.50 %      0.64
     Return on equity (ratio of net earnings to average equity)     10.34       8.23       6.52       3.18        4.25
     Interest rate spread (2):
          Average during year                                        2.58       1.93       2.16       2.27        2.00
          End of year                                                2.20       2.07       1.97       2.61        2.37
          Net interest margin (3)                                    2.98       2.42       2.73       3.04        2.70
     Ratio of non-interest expense to average total assets           2.07       1.93       1.82       2.43        1.98
     Ratio of average interest earning assets to average
          interest-bearing liabilities                             109.10     110.49     112.23     117.85      115.76

Quality Ratios:
     Non-performing assets to total assets at end of year            0.17       0.20       0.19       0.37        0.15
     Allowance for loan losses to non-performing loans             128.30     112.48     106.97      41.58      107.38
     Allowance for loan losses to loans receivable, net              0.39       0.45       0.40       0.29        0.29

Capital Ratios (4):
     Equity to total assets at end of year                           8.98       9.16      11.12      12.78       19.23
     Average equity to average assets                                9.07       9.88      11.65      15.70       15.05

Other Data:
     Number of full service offices                                     3          3          3          3           3

(1) Total non-interest expense for the year ended March 31, 1997 includes the one time SAIF assessment of $441,000.

(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)   For  a  discussion  of  the  Bank's   regulatory   capital   ratios,   see
      "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

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

The Company's results of operations depend primarily on its level of net interest income, which is the difference between interest earned on interest-earning assets, consisting primarily of mortgage loans and other investments, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and FHLB advances. The net interest margin is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, and deposit flows. The Company, like other financial institutions, is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times or on a different basis than its interest-bearing liabilities. The Company's operating results are also affected by the amount of its non-interest income, including loan fees, service charges, gains on sale of loans, investments and mortgage-backed securities and other income, which includes commissions from sales of insurance by the Bank's service corporation. Non-interest expense consists principally of employee compensation, occupancy expense, data processing, federal insurance premiums, advertising and other operating expenses. The Company's operating results are significantly affected by general economic and competitive conditions, in particular, the changes in market interest rates, government policies and actions by regulatory authorities.

Forward-Looking Statements
--------------------------

In addition to historical information, this Annual Report contains forward-looking statements. The forward-looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the section entitled
"Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including Quarterly 10-QSB reports and reports filed on Form 10-KSB.

Financial Condition
-------------------

Total Assets. Total assets increased $1.4 million, or 1.1%, to $138.5 million at March 31, 2000 from $137.1 million at March 31, 1999. The increase was primarily funded by an increase in deposits of $3.2 million a portion of which was used to reduce FHLB advances by $1.7 million.

Loans Receivable, Net. Loans receivable, net increased by $8.6 million, or 12.3%, to $78.1 million at March 31, 2000 from $69.5 million at March 31, 1999. The increase is primarily due to increased loan demand in the market areas served by the Bank's three full-service offices and was funded by deposit growth, net of FHLB advance repayments, proceeds from sales and maturities of investment securities and repayments of mortgage-backed securities.

Mortgage-Backed  Securities.   Mortgage-backed  securities  decreased  to  $11.8
million at March 31, 2000 from $12.6 million at March 31, 1999. The decrease of $779,000 was used to fund loan growth.

Investment Securities. Investment securities decreased $6.7 million, or 15.1%, to $37.8 million at March 31, 2000 from $44.5 million at March 31, 1999. The cash generated from the reduction in investment securities was utilized to fund loan growth.

Deposits. Deposits increased $3.3 million, or 3.9%, to $86.6 million at March 31, 2000 from $83.3 million at March 31, 1999. Special certificates of deposit and more aggressive pricing of deposits and marketing of the Bank's totally free checking accounts contributed to the increase.

Federal Home Loan Bank Advances. FHLB advances decreased to $38.3 million at March 31, 2000 from $40.0 million at March 31, 1999. Excess funds generated from deposits and from the sales of the Bank's investment portfolio enabled the Bank to repay $1.7 million of FHLB advances.

Equity. Total stockholders' equity decreased to $12.4 million at March 31, 2000 from $12.6 million at March 31, 1999. The $133,000 reduction was primarily due to an increase in the unrealized market loss related to investment securities, available for sale, partially offset by net earnings during fiscal 2000.

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


                                                                      Year Ended March 31,
                                       ----------------------------------------  ----------------------------------------
                                                         2000                                      1999
                                       ----------------------------------------  ----------------------------------------

                                         Average        Interest                   Average         Interest
                                       Outstanding      Earned /     Yield /     Outstanding       Earned /    Yield /
                                         Balance        Paid          Rate         Balance           Paid       Rate
                                       -------------    -----------  ----------  -------------    -----------  ----------

                                                                                        (Dollars in Thousands)
Interest-earning assets:
    Loan receivable (1)                    $ 74,542        $ 6,015     8.07%         $ 66,515        $ 5,394     8.11%
    Mortgage-backed securities               11,687            685     5.86%           16,864          1,016     6.02%
    Investment securities                    39,277          2,668     6.79%           36,233          2,238     6.18%
    FHLB stock                                2,008            129     6.42%            1,919            124     6.46%
    Other interest-bearing deposits           2,853            121     4.24%            6,531            241     3.69%
                                       -------------    -----------  --------    -------------    -----------  --------

Total interest-earning assets             $ 130,367        $ 9,618     7.38%        $ 128,062        $ 9,013     7.04%
                                       =============    ===========  ========    =============    ===========  ========


Interest-bearing liabilities:
    Savings accounts                        $ 3,960           $ 78     1.97%          $ 3,386           $ 67     1.98%
    Demand and NOW accounts                  14,965            385     2.57%           11,951            358     3.00%
    Certificate accounts                     63,987          3,296     5.15%           63,112          3,453     5.47%
    FHLB advances                            36,583          1,976     5.40%           37,458          2,042     5.45%
                                       -------------    -----------  --------    -------------    -----------  --------

Total interest-bearing liabilities        $ 119,495        $ 5,735     4.80%        $ 115,907        $ 5,920     5.11%
                                       =============    ===========  ========    =============    ===========  ========


Net interest income                                        $ 3,883                                   $ 3,093
                                                        ===========                               ===========
Net interest rate spread (2)                                           2.58%                                     1.93%
                                                                     ========                                  ========
Net interest-earning assets                $ 10,872                                  $ 12,155
                                       =============                             =============
Net interest margin (3)                                                2.98%                                     2.42%
                                                                     ========                                  ========
Average interest-earning assets to
    average interest-bearing liabilities                   109.10%                                   110.49%
                                                        ===========                               ===========

                                                     Year Ended March 31,
                                          -----------------------------------------
                                                                            1998
                                          -----------------------------------------

                                            Average         Interest
                                          Outstanding       Earned /     Yield /
                                            Balance           Paid         Rate
                                         -------------    -----------  -----------


Interest-earning assets:
    Loan receivable (1)                       $ 57,819        $ 4,781        8.27%
    Mortgage-backed securities                  19,703          1,216        6.17%
    Investment securities                       25,950          1,803        6.95%
    FHLB stock                                   1,290             87        6.74%
    Other interest-bearing deposits              6,961            347        4.98%
                                          -------------    -----------  -----------

Total interest-earning assets                $ 111,723        $ 8,234        7.37%
                                          =============    ===========  ===========



Interest-bearing liabilities:
    Savings accounts                           $ 3,363           $ 82        2.44%
    Demand and NOW accounts                      8,520            248        2.91%
    Certificate accounts                        63,205          3,488        5.52%
    FHLB advances                               24,458          1,366        5.59%
                                          -------------    -----------  -----------

Total interest-bearing liabilities            $ 99,546        $ 5,184        5.21%
                                          =============    ===========  ===========


Net interest income                                           $ 3,050
                                                           ===========
Net interest rate spread (2)                                                 2.16%
                                                                        ===========
Net interest-earning assets                   $ 12,177
                                          =============
Net interest margin (3)                                                      2.73%
                                                                        ===========
Average interest-earning assets to
    average interest-bearing liabilities                      112.23%
                                                           ===========

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

                                                                            March 31,
                                                            -------------------------------------------
                                                                 2000            1999             1998
                                                                 ----            ----             ----
Weighted average yield on:
       Loans receivable                                          7.71 %          7.76 %           8.04 %
       Mortgage-backed securities                                6.09            5.89             6.19
       Investment securities                                     6.55            6.32             6.83
       FHLB stock                                                6.63            6.25             6.50
       Other interest-earning assets                             5.58            4.55             5.45
       Combined weighted average yield on
           interest-earning assets                               7.15 %          6.92 %           7.25 %
                                                            ----------      ----------       ----------

Weighted average rate paid on:
       Savings accounts                                          2.00 %          2.00 %           2.50 %
       Demand and NOW accounts                                   2.16            2.28             2.91
       Certificate accounts                                      5.28            5.29             5.59
       FHLB advances                                             5.84            5.18             5.68
       Combined weighted average rate paid on
           interest-bearing liabilities                          4.95 %          4.85 %           5.28 %
                                                            ----------      ----------       ----------

Interest Rate Spread                                             2.20 %          2.07 %           1.97 %
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

                                                                         Year Ended March 31,
                                        ---------------------------------------------------------------------------------------
                                                        2000 vs 1999                                1999 vs 1998
                                        ---------------------------------------------------------------------------------------
                                               Increase                                       Increase
                                              (Decrease)                   Total             (Decrease)                Total
                                                Due to                   Increase              Due to                 Increase
                                        -----------------------                        -----------------------
                                         Volume         Rate            (Decrease)      Volume         Rate          (Decrease)
                                       -----------------------          ----------     -----------------------       ----------

                                                                        (Dollars in Thousands)
Interest-earning assets:
      Loans receivable                     $ 648         $ (27)        $ 621              $ 704         $ (91)           $ 613
      Mortgage-backed securities            (305)          (26)         (331)              (171)          (29)            (200)
      Investment securities                  198           232           430                448           (13)             435
      FHLB stock                               6            (1)            5                 41            (4)              37
      Other interest-earning assets         (163)           43          (120)               (20)          (86)            (106)
                                        ---------      --------     ---------          ---------      --------      -----------
Total interest-earning assets              $ 384         $ 221         $ 605            $ 1,002        $ (223)           $ 779
                                        ---------      --------     ---------          ---------      --------      -----------


Interest-bearing liabilities:
      Savings accounts                      $ 11           $ -          $ 11                $ 1         $ (16)           $ (15)
      Demand and NOW accounts                 62           (35)           27                102             8              110
      Certificate accounts                    49          (206)         (157)                (5)          (30)             (35)
      FHLB advances                          (47)          (19)          (66)               709           (33)             676
                                        ---------      --------     ---------          ---------      --------      -----------
Total interest-bearing liabilities          $ 75        $ (260)       $ (185)             $ 807         $ (71)           $ 736
                                        ---------      --------     ---------          ---------      --------      -----------


      Net interest income                  $ 309         $ (39)        $ 420              $ 195        $ (152)            $ 43
                                        =========      ========     =========          =========      ========      ===========

Comparison of operating results for the years ended March 31, 2000
------------------------------------------------------------------
and March 31, 1999.
------------------

Performance Summary. Net earnings for the year ended March 31, 2000 increased by $199,000, or 18.5%, to $1,272,000 from $1,073,000 for the year ended March 31,
1999. Diluted earnings per share were $1.78 for the year ended March 31, 2000, and $1.42 for the year ended March 31, 1999. Improved annual earnings were primarily the result of an increase in net interest income after provision for loan losses. This increase was due to a change in the composition of earning assets from investments to higher yielding loans. For the years ended March 31, 2000 and 1999, the return on average assets was .94% and .81%, respectively, while the return on average equity was 10.34% and 8.23%, respectively.

Net Interest Income. Net interest income for the year ended March 31, 2000 increased by $790,000 or 25.5%, to $3,883,000 from $3,093,000 for the year ended March 31, 1999. Growth in the loan portfolio funded by investments was the primary reason for the increase.

For the year ended March 31, 2000, the average yield on interest-earning assets was 7.38% compared to 7.04% for fiscal 1999. The average cost of interest-bearing liabilities was 4.80% for the year ended March 31, 2000, a decrease from 5.11% for fiscal 1999.

The average interest rate spread was 2.58% for the year ended March 31, 2000 compared to 1.93% for fiscal 1999. The average net interest margin increased to 2.98% for the year ended March 31, 2000 compared to 2.42% for the year ended March 31, 1999.

Provision for Loan Losses. During the year ended March 31, 2000, the Company recorded $1,297 in provision for loan losses in accordance with its classification of assets policy. The Company's loan portfolio consists primarily of one-to-four family mortgage loans, and has experienced minimal charge-offs in recent years. The allowance for loan losses of $304,000 or .39% of loans receivable, net at March 31, 2000, compares to $311,000 or .45% of loans receivable, net at March 31, 1999. The allowance for loan losses as a percentage of non-performing assets was 128.30% at March 31, 2000, compared to 112.48% at March 31, 1999.

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

Non-Interest Income. For the year ended March 31, 2000, non-interest income decreased by $315,000 or 26.5% due primarily to a substantial decrease in gains recognized on the sale of loans, investments and mortgage-backed securities. Service charges, loan servicing fees and other non-interest income increased for the year.

Non-Interest Expense. Non-interest expense increased $253,000 to $2.8 million for the year ended March 31, 2000 from $2.5 million for the year ended March 31, 1999. The increase was due to added staff in both the Richmond and Excelsior Springs office, as well as expenses related to technological enhancements and year 2000 issues.

Income Taxes. Income taxes increased $88,000 to $689,000 for the year ended March 31, 2000 from $601,000 for the year ended March 31, 1999. The increase is due to the increase in pre-tax income. The Company's effective tax rate was 35% and 36% for fiscal 2000 and 1999, respectively.

Comparison of operating results for the years ended March 31, 1999 and
----------------------------------------------------------------------
March 31, 1998.
--------------

Performance Summary. Net earnings for the year ended March 31, 1999 increased by $204,000, or 23.5%, to $1,073,000 from $869,000 for the year ended March 31,
1998. Diluted earnings per share were $1.42 for the year ended March 31, 1999, and $1.08 for the year ended March 31, 1998. Improved annual earnings were primarily the result of an increase in non-interest income, which was partially offset, by an increase in non-interest expense. For the years ended March 31, 1999 and 1998, the return on average assets was .81% and .76%, respectively, while the return on average equity was 8.23% and 6.52%, respectively.

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

The following table sets forth at March 31, 2000, the amount of interest-earning assets and interest-bearing liabilities maturing, repricing or callable within the time periods indicated. The table assumes a 12% annual prepayment rate for fixed-rate real estate loans, adjustable-rate real estate loans, mortgage-backed securities and consumer loans. The Bank's deposits are classified as repricing in the "six months or less" category, except for certificate accounts which are classified based upon their actual maturity.

                                                                          Maturing or Repricing
                                           -------------------------------------------------------------------------------------
                                                            Over 6          Over          Over
                                            6 Months       Months to         1-3           3-5           Over
                                             or Less       One Year         Years         Years        5 Years         Total
                                           -------------------------------------------------------------------------------------
                                                                          (Dollars in Thousands)
Interest-earning assets:
     Fixed rate real estate loans              $ 3,045        $ 3,775        $ 9,658       $ 6,973      $ 22,334       $ 45,785
     Adjustable rate real estate loans           7,792          9,095          7,507             -             -         24,394
     Commercial business loans                     475              -             21             -           300            796
     Consumer loans                              1,645          1,376          2,962         2,643         1,565         10,191
     Mortgage-backed securities
        available for sale                       9,079          2,727              -             -             -         11,806
     Investment securities                      26,122              -          1,289         1,241         9,141         37,793
     FHLB Stock                                  2,015              -              -             -             -          2,015
     Other                                       3,332              -              -             -             -          3,332
                                           ------------   ------------   ------------  ------------   -----------   ------------
        Total interest-earning assets         $ 53,505       $ 16,973       $ 21,437      $ 10,857      $ 33,340      $ 136,112
                                           ============   ============   ============  ============   ===========   ============


Interest-bearing liabilities:
     Savings accounts                          $ 4,402            $ -            $ -           $ -           $ -          4,402
     Demand and NOW accounts                    15,816              -              -             -             -         15,816
     Certificate accounts                       55,975          2,034          3,223         2,442            20         63,694
     FHLB advances                               5,000         18,300         15,000             -             -         38,300
                                           ------------   ------------   ------------  ------------   -----------   ------------
        Total interest-bearing liabilities    $ 81,193       $ 20,334       $ 18,223       $ 2,442          $ 20      $ 122,212
                                           ============   ============   ============  ============   ===========   ============

Interest-earning assets
     less interest-bearing liabilities       $ (27,688)      $ (3,361)       $ 3,214       $ 8,415      $ 33,320       $ 13,900

Cumulative interest-rate
     sensitivity gap                         $ (27,688)     $ (31,049)     $ (27,835)    $ (19,420)     $ 13,900       $ 13,900

Cumulative interest-rate gap as a
     percentage of assets
     at March 31, 2000                          (19.99) %      (22.42) %      (20.10)%      (14.02) %      10.04  %       10.04  %

Cumulative interest-rate gap as a
     percentage of interest-earning
     assets at March 31, 2000                   (20.34) %      (22.81) %      (20.45)%      (14.27) %      10.21  %       10.21  %

Net Portfolio Value
-------------------

In order to encourage institutions to reduce their interest rate risk, the Office of Thrift Supervision (the "OTS") adopted a rule incorporating an interest rate risk ("IRR") component into the risk based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point (bp) change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The Rules provide that the OTS will calculate the IRR component quarterly for each institution. The Bank, based on asset size and risk-based capital, has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at March 31, 2000, as calculated by the OTS.


--------------------------------------------------------------------------------------------
                                Net Portfolio Value              NPV as % of PV of Assets
Change in Rates           $ Amount    $ Change     % Change       NPV Ratio       Change
--------------------------------------------------------------------------------------------
                                  (Dollars in Thousands)
+300 bp                        3,967    -10,798        -73%              3.14%      -744 bp
+200 bp                        7,546     -7,220        -49%              5.78%      -481 bp
+100 bp                       11,066     -3,699        -25%              8.20%      -239 bp
0 bp                          14,765                                    10.59%
-100 bp                       17,645      2,880        +20%             12.32%      +174 bp
-200 bp                       17,740      2,974        +20%             12.31%      +172 bp
-300 bp                       18,029      3,263        +22%             12.41%      +182 bp
--------------------------------------------------------------------------------------------


The Board of Directors reviews and evaluates the Bank's interest rate risk exposure on a quarterly basis. Based upon its recent analysis of the Bank's interest rate risk, as measured by the net portfolio value methodology set forth above, the Board of Directors has determined to take steps to reduce the Bank's interest rate risk sensitivity as measured by that methodology. Management of the Bank is evaluating several alternatives to accomplish the Board's objectives, which are expected to be implemented in fiscal 2001.

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

The primary investing activity of the Company is originating adjustable rate mortgages and fixed rate mortgages to be held to maturity. The Company will purchase loans from other Missouri originators if loans are unavailable in its market area. For the fiscal years ended March 31, 2000 and 1999, the Bank originated loans for its portfolio in the amount of $30.3 million and $29.5 million, respectively. The Bank purchased loans totaling $423,000 and $1.7 million during the fiscal years ended March 31, 2000 and 1999, respectively.

The Bank is required to maintain minimum levels of liquid assets under the OTS regulations. Savings institutions are required to maintain an average daily balance of liquid assets (including cash, certain time deposits, and specified U.S. Government, State or Federal Agency obligations) of not less than 4.0% of its average daily balance of net withdrawable accounts plus short-term borrowings.

It is the Bank's policy to maintain its liquidity portfolio in excess of regulatory requirements. The Bank's eligible liquidity ratios were 33.8% and 61.2%, respectively, at March 31, 2000 and 1999. The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At March 31, 2000 and 1999, cash and cash equivalents were $ 4.8 million and $5.0 million, respectively.

Liquidity management for the Company is both an ongoing and long-term component of the Company's asset liability management strategy. Excess funds generally are invested in overnight deposits at the FHLB. Should the Company require funds beyond its ability to generate them internally, additional sources of funds are available through advances from the FHLB. The Company would pledge its FHLB stock or certain other assets as collateral for such advances.

At March 31, 2000, the Bank had outstanding loan commitments of $1.5 million and undisbursed loans in process of $2.9 million. It is anticipated that sufficient funds will be available to meet current loan commitments including loan applications received and in process.

Certificates of deposits, which are scheduled to mature in one year or less at March 31, 2000 were $58.0 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 2000 the Bank had tangible equity of $13.2 million, or 9.43% of total adjusted assets, which is approximately $11.1 million above the minimum requirement of 1.5% of adjusted total assets on that date. The Bank had core capital of $13.2 million, or 9.43% of adjusted total assets, which is $7.6 million above the minimum leverage ratio requirement of 4% in effect on that date. The Bank had total risk based capital of $13.5 million and total risk-weighted assets of $72.4 million, or total risk based capital of 18.63% of risk-weighted assets. This was $7.7 million above the 8.0% requirement in effect on that date.

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

Year 2000 Compliance
--------------------

Hardin Bancorp, Inc. had a successful transition to year 2000 processing. The Company will continue to monitor all processing to ensure that no Y2K issues arise in the future. The Company has taken the necessary steps to validate and test its contingency/business resumption plan in order to minimize the impact on operations should there be system failures in the future.

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

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                 Consolidated Financial Statements and Schedules

                         March 31, 2000, 1999, and 1998

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report



     The Board of Directors
     Hardin Bancorp, Inc.:


     We have audited the accompanying consolidated balance sheets of Hardin Bancorp, Inc. and subsidiaries (the Company) as of March 31, 2000 and 1999 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     /s/ KPMG LLP
     -------------

     May 19, 2000
     Kansas City, Missouri

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                             March 31, 2000 and 1999


                                      Assets                                                 2000             1999
                                                                                       ---------------   --------------
Cash                                                                                 $      1,418,308          838,044
Interest-bearing deposits in other financial institutions                                   3,331,934        4,156,648
Investment securities available-for-sale (note 2):                                         37,793,223       44,519,193
Mortgage-backed securities available-for-sale (note 3):                                    11,805,699       12,584,419
Loans receivable, net (note 4)                                                             78,059,195       69,504,900
Accrued interest receivable on:
    Investment securities                                                                     487,312          501,114
    Mortgage-backed securities                                                                 84,232           91,008
    Loans receivable                                                                          548,094          456,003
Premises and equipment (note 5)                                                             1,777,911        1,832,311
Stock in Federal Home Loan Bank (FHLB) of Des Moines, at cost                               2,015,000        2,000,000
Deferred income taxes (note 8)                                                                816,000          188,000
Prepaid expenses and other assets                                                             347,403          384,481
                                                                                       ---------------   --------------

            Total assets                                                             $    138,484,311      137,056,121
                                                                                       ===============   ==============

                      Liabilities and Stockholders' Equity

Liabilities:
    Deposits (note 6)                                                                $     86,565,365       83,326,871
    Advances from borrowers for property taxes and insurance                                  359,670          294,424
    Advances from FHLB (note 7)                                                            38,300,000       40,000,000
    Accrued interest payable                                                                   40,935           40,949
    Current income taxes payable (note 8)                                                      73,601          159,367
    Accrued expenses and other liabilities                                                    718,463          674,969
                                                                                       ---------------   --------------

            Total liabilities                                                             126,058,034      124,496,580
                                                                                       ---------------   --------------

Stockholders' equity:
    Serial  preferred stock,  $.01 par value;  500,000 shares  authorized,  none issued -- -- Common  stock,  $.01 par value;  3,500,000  shares  authorized,
    1,058,000
      shares issued                                                                            10,580           10,580
    Additional paid-in capital                                                             10,319,573       10,252,604
    Retained earnings                                                                       8,813,865        8,097,420
    Accumulated other comprehensive loss                                                   (1,477,663)        (394,038)
    Unearned employee benefits (note 9)                                                      (429,323)        (643,395)
    Treasury stock of 326,547 and 323,247 shares in 2000 and 1999,
      respectively, at cost                                                                (4,810,755)      (4,763,630)
                                                                                       ---------------   --------------

            Total stockholders' equity                                                     12,426,277       12,559,541

Commitments and contingencies (notes 4 and 11)
                                                                                       ---------------   --------------

            Total liabilities and stockholders' equity                               $    138,484,311      137,056,121
                                                                                       ===============   ==============

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings

                   Years ended March 31, 2000, 1999, and 1998

                                                                                         2000         1999         1998
                                                                                      -----------  -----------   ----------
Interest income:
   Loans receivable                                                                 $  6,014,979    5,394,023    4,780,918
   Mortgage-backed securities                                                            684,603    1,015,679    1,216,181
   Investment securities                                                               2,667,517    2,238,362    1,803,383
   Other                                                                                 250,509      365,046      433,660
                                                                                      -----------  -----------   ----------

           Total interest income                                                       9,617,608    9,013,110    8,234,142
                                                                                      -----------  -----------   ----------

Interest expense:
   Deposits (note 6)                                                                   3,759,431    3,878,471    3,817,487
   FHLB advances                                                                       1,975,589    2,041,955    1,366,316
                                                                                      -----------  -----------   ----------

           Total interest expense                                                      5,735,020    5,920,426    5,183,803
                                                                                      -----------  -----------   ----------

           Net interest income                                                         3,882,588    3,092,684    3,050,339

Provision for losses on loans (note 4)                                                     1,297       65,973       93,671
                                                                                      -----------  -----------   ----------

           Net interest income after provision for losses                              3,881,291    3,026,711    2,956,668
                                                                                      -----------  -----------   ----------

Noninterest income:
   Service charges                                                                       594,671      421,299      141,531
   Loan servicing fees                                                                    31,155       29,586       34,260
   Gain on sale of loans                                                                   9,331       90,061       70,433
   Gain on sale of investments and mortgage-backed
     securities (notes 2 and 3)                                                            7,164      478,940      111,484
   Other                                                                                 234,706      172,570      134,472
                                                                                      -----------  -----------   ----------

           Total noninterest income                                                      877,027    1,192,456      492,180
                                                                                      -----------  -----------   ----------

Noninterest expense:
   Compensation and benefits (note 9)                                                  1,427,493    1,374,315    1,138,519
   Occupancy and equipment                                                               273,400      242,363      149,465
   Federal insurance premiums                                                             41,074       47,180       45,742
   Data processing                                                                       212,249      171,375      109,836
   Real estate owned                                                                       3,377           --        1,439
   Other                                                                                 840,522      709,931      636,426
                                                                                      -----------  -----------   ----------

           Total noninterest expense                                                   2,798,115    2,545,164    2,081,427
                                                                                      -----------  -----------   ----------

           Earnings before income taxes                                                1,960,203    1,674,003    1,367,421

Income tax expense (note 8)                                                              688,580      600,651      498,847
                                                                                      -----------  -----------   ----------

           Net earnings                                                             $  1,271,623    1,073,352      868,574
                                                                                      ===========  ===========   ==========

Earnings per share:
   Basic                                                                            $       1.84         1.48         1.12
   Diluted                                                                                  1.78         1.42         1.08
                                                                                      ===========  ===========   ==========

See accompanying notes to consolidated financial statements.

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

    Consolidated Statements of Stockholders' Equity and Comprehensive Income

                   Years ended March 31, 2000, 1999, and 1998


                                                                               Accumulated
                                                             Additional           other
                                                                              comprehensive  Unearned
                                               Common    paid-in     Retained     income     employee            Treasury
                                               stock     capital     earnings     (loss)     benefits       stock        Total
                                             --------- ----------  -----------------------  ------------  ---------    ----------
Balance, March 31, 1997                     $   10,580  10,084,729  6,994,680    (234,597)  (1,050,264)   (2,595,402)   13,209,726
                                             --------- ----------  ---------    ---------   ----------    ----------    ----------

Comprehensive income:
   Net earnings                                     --          --    868,574          --           --            --       868,574
   Other comprehensive income - unrealized
     holding gains on debt and equity
     securities available-for-sale, net of
     reclassification adjustments for amounts
     included in net income, net of taxes of
     $70,000                                        --          --         --     136,271           --            --       136,271
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

          Total comprehensive income                --          --    868,574     136,271           --            --     1,004,845
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Allocation of Employee Stock Ownership
   Plan (ESOP) shares                               --      80,707         --          --      118,520            --       199,227
Repurchase of common stock                          --          --         --          --           --      (641,745)     (641,745)
Amortization of recognition and retention plan      --          --         --          --       86,453            --        86,453
Dividends declared ($.49 per share)                 --          --   (380,934)         --           --            --      (380,934)
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Balance, March 31, 1998                         10,580  10,165,436  7,482,320     (98,326)    (845,291)   (3,237,147)   13,477,572
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Comprehensive income:
   Net earnings                                     --          --  1,073,352          --           --            --     1,073,352
   Other comprehensive loss - unrealized
     holding losses on debt and equity
     securities available-for-sale, net of
     reclassification adjustments for amounts
     included in net income, net of taxes
     of $283,000                                    --          --         --    (295,712)          --            --      (295,712)
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

          Total comprehensive income (loss)         --          --  1,073,352    (295,712)          --            --       777,640
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Allocation of ESOP shares                           --      87,168         --          --      113,090            --       200,258
Repurchase of common stock                          --          --         --          --           --    (1,526,483)   (1,526,483)
Amortization of recognition and retention plan      --          --         --          --       88,806            --        88,806
Dividends declared ($.63 per share)                 --          --   (458,252)         --           --            --      (458,252)
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Balance, March 31, 1999                         10,580  10,252,604  8,097,420    (394,038)    (643,395)   (4,763,630)   12,559,541
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Comprehensive income:
   Net earnings                                     --          --  1,271,623          --           --            --     1,271,623
   Other comprehensive loss - unrealized
     holding losses on debt and equity
     securities available-for-sale, net of
     reclassification adjustments for amounts
     included in net income, net of taxes
     of $4,000                                      --          --         --  (1,083,625)          --            --    (1,083,625)
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

          Total comprehensive income (loss)         --          --  1,271,623  (1,083,625)          --            --       187,998
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Allocation of ESOP shares                           --      66,969         --          --      117,140            --       184,109
Repurchase of common stock                          --          --         --          --           --       (47,125)      (47,125)
Amortization of recognition and retention plan      --          --         --          --       96,932            --        96,932
Dividends declared ($.80 per share)                 --          --   (555,178)         --           --            --      (555,178)
                                             ---------  ----------  ---------   ---------   ----------    ----------    ----------

Balance, March 31, 2000                     $   10,580  10,319,573  8,813,865  (1,477,663)    (429,323)   (4,810,755)   12,426,277
                                             =========  ==========  =========   =========   ==========    ==========    ==========

See accompanying notes to consolidated financial statements.

                                         HARDIN BANCORP, INC. AND SUBSIDIARIES

                                         Consolidated Statements of Cash Flows

                                      Years ended March 31, 2000, 1999, and 1998


                                                                              2000            1999             1998
                                                                          -------------   -------------   --------------
Operating activities:
    Net earnings                                                        $    1,271,623       1,073,352          868,574
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Provision for losses on loans                                            1,297          65,973           93,671
        Depreciation and amortization                                          152,046         131,524           80,494
        Premium amortization and accretion of discounts and
          deferred loan fees, net                                               50,092        (154,421)        (328,422)
        Gain on sales of loans and securities, net                             (16,495)       (569,001)        (181,917)
        Gain on sales of real estate owned                                          --              --           (5,657)
        Proceeds from sales of loans held for sale                             674,219       1,913,636          428,016
        Origination of loans held for sale                                    (664,888)     (2,066,821)        (423,619)
        Allocation of ESOP shares                                              184,109         200,258          199,227
        Amortization of deferred recognition and retention plan                 96,932          88,806           86,453
        Provision for deferred income taxes                                    (33,000)        (30,000)         (22,000)
        Changes in other assets and liabilities:
          Accrued interest receivable                                          (71,513)       (159,927)        (105,504)
          Prepaid expenses and other assets                                     43,984        (107,989)         (43,373)
          Accrued interest payable                                                 (14)        (15,200)             898
          Accrued expenses and other liabilities                                29,418          78,692           74,647
          Income taxes payable                                                 (85,766)       (163,481)         186,295
                                                                          -------------   -------------   --------------

            Net cash provided by operating activities                        1,632,044         285,401          907,783
                                                                          -------------   -------------   --------------

Investing activities:
    Net increase in loans receivable                                        (8,152,353)     (7,982,133)      (8,811,940)
    Purchase of loans                                                         (423,406)     (1,662,300)      (1,232,050)
    Proceeds from sales of loans                                                    --       1,571,964        3,309,109
    Purchase of mortgage-backed securities available-for-sale               (2,361,567)             --      (10,786,034)
    Purchase of investment securities held-to-maturity                              --              --      (10,000,000)
    Purchase of investment securities available-for-sale                            --     (43,235,114)     (27,556,342)
    Principal payments on mortgage-backed securities held-to-maturity               --              --        2,081,172
    Principal payments on mortgage-backed securities available-for-sale      6,449,400       7,875,715          805,804
    Principal payments on investment securities available-for-sale                  --              --           76,872
    Proceeds from maturities of investment securities available-for-sale       340,000       9,000,000       23,650,000
    Proceeds from sales of mortgage-backed securities held-to-maturity              --              --          337,776
    Proceeds from sales of mortgage-backed securities available-for-sale       363,166       2,768,669        7,838,077
    Proceeds from sales of investment securities available-for-sale          1,005,400      18,341,167        4,084,772
    Purchase of stock in FHLB of Des Moines                                    (15,000)       (525,000)        (525,000)
    Proceeds from sales of real estate owned                                        --              --          117,339
    Purchase of office premises and equipment                                  (97,646)       (238,452)        (952,376)
                                                                          -------------   -------------   --------------

            Net cash used in investing activities                       $   (2,892,006)    (14,085,484)     (17,562,821)
                                                                          -------------   -------------   --------------

                                                                     (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES
                                Hardin, Missouri

                Consolidated Statements of Cash Flows, Continued

                   Years ended March 31, 2000, 1999, and 1998


                                                                              2000            1999            1998
                                                                          -------------   -------------   --------------
Financing activities:
    Net increase in deposits                                            $    3,238,494       6,442,409        6,683,605
    Net increase (decrease) in advances from borrowers for taxes
      and insurance                                                             65,246          30,107          (11,123)
    Proceeds from FHLB advances                                             47,800,000      26,000,000       30,500,000
    Repayments of FHLB advances                                            (49,500,000)    (15,500,000)     (20,000,000)
    Payment of dividends                                                      (541,103)       (433,059)        (359,807)
    Purchase of treasury stock                                                 (47,125)     (1,526,483)        (641,745)
                                                                          -------------   -------------   --------------

            Net cash provided by financing activities                        1,015,512      15,012,974       16,170,930
                                                                          -------------   -------------   --------------

            Increase (decrease) in cash and cash equivalents                  (244,450)      1,212,891         (484,108)

Cash and cash equivalents at beginning of year                               4,994,692       3,781,801        4,265,909
                                                                          -------------   -------------   --------------

Cash and cash equivalents at end of year                                $    4,750,242       4,994,692        3,781,801
                                                                          =============   =============   ==============

Supplemental disclosure of cash flow information: Cash paid for:
      Interest                                                          $    5,735,034       5,935,626        5,182,905
                                                                          =============   =============   ==============

      Income taxes, net of refunds                                      $      804,062         779,804          310,100
                                                                          =============   =============   ==============

Noncash investing and financing activities:
    Loans transferred to real estate owned                              $       99,957              --            8,272
                                                                          =============   =============   ==============

    Loans to facilitate sales of real estate owned                      $       93,051              --               --
                                                                          =============   =============   ==============

    Dividend declared and payable                                       $      146,331         132,256          107,063
                                                                          =============   =============   ==============

See accompanying notes to consolidated financial statements.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



(1)Summary of Significant Accounting Policies

        (a)   Principles of Consolidation and Basis of Presentation

              The accompanying consolidated financial statements include the accounts of Hardin Bancorp, Inc. (the Company) and Hardin Federal Savings Bank (the Bank) and its wholly owned subsidiary, Hardin Savings Service Corporation. Significant intercompany balances and transactions have been eliminated in consolidation.

        (b)   Investment and Mortgage-backed Securities

              The Company classifies its investment and mortgage-backed securities portfolio as held-to-maturity, which are recorded at amortized cost, or available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of comprehensive income until realized. Transfers of securities from available-for-sale to held-to-maturity are recorded at fair value at the date of transfer and unrealized holding gains or losses are amortized over the remaining life of the security.

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

        (c)   Loans

              The Company determines at the time of origination whether mortgage loans will be held for the Company's portfolio or sold in the secondary market. Loans originated and intended for sale in the secondary market are recorded at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. The Company had no loans classified as loans held for sale at March 31, 2000 or 1999.

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

        (e)   Mortgage Banking Activities

              The Company capitalizes the value of retained mortgage servicing rights as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. Such mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity. Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights. Any impairment is recognized through a valuation allowance.

              Included in gains on sales of loans are capitalized mortgage servicing rights aggregating $6,700, $35,000, and $36,000 for the years ending March 31, 2000, 1999, and 1998. Amortization expense related to the capitalized servicing rights, included in other expenses in the accompanying consolidated statements of earnings, aggregated $6,500, $10,000, and $3,000 for the years ending March 31, 2000, 1999, and 1998.

              At March 31, 2000 and 1999, the Bank was servicing loans for others amounting to $9,036,000 and $10,154,000, respectively. Loan servicing fees include servicing fees from investors and certain charges collected from borrowers, such as late payment fees, which are recorded when received. The amount of escrow balances held for borrowers at March 31, 2000 and 1999 was insignificant.

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

        (j)   Cash and Cash Equivalents

              For purposes of the consolidated statements of cash flows, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents.

        (k)   Use of Estimates

              Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

        (l)   Earnings Per Share

              Basic earnings per share is based upon the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share include the effects of all dilutive potential common shares outstanding during each period.

The shares used in the calculation of basic and diluted earnings per share are shown below:


                                                    For the years ended
                                                         March 31,
                                              ---------------------------------
                                                2000        1999        1998
                                              ---------  ----------  ----------

Weighted average common shares outstanding     690,596     724,615     775,293
Stock options                                   22,682      31,911      28,261
                                              ---------  ----------  ----------

                                               713,278     756,526     803,554
                                              =========  ==========  ==========

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


  (2)   Investment Securities

        A summary of investment securities information is as follows:

                                                                               March 31, 2000
                                                       --------------------------------------------------------------
                                                                           Gross           Gross         Estimated
                                                         Amortized       unrealized     unrealized         fair
                                                            cost           gains          losses           value
                                                       --------------- --------------- --------------  --------------
Available-for-sale:
    United States government and agency obligations maturing:
        Within one year                              $     27,991,158              --     (1,869,388)     26,121,770
        After ten years                                     6,764,813         124,054        (85,010)      6,803,857
                                                       --------------- --------------- --------------  --------------

             Total United States government
               and agency obligations                      34,755,971         124,054     (1,954,398)     32,925,627
                                                       --------------- --------------- --------------  --------------

State and municipal obligations maturing:
    Within one year                                                --              --             --              --
    After one year but within five years                      630,000              --        (12,263)        617,737
    After five years but within ten years                     500,000              --        (64,015)        435,985
                                                       --------------- --------------- --------------  --------------

             Total state and municipal
               obligations                                  1,130,000              --        (76,278)      1,053,722
                                                       --------------- --------------- --------------  --------------

Equity securities                                           3,966,496              --       (152,622)      3,813,874
                                                       --------------- --------------- --------------  --------------

                                                     $     39,852,467         124,054     (2,183,298)     37,793,223
                                                       =============== =============== ==============  ==============


                                                                              March 31, 1999
                                                       --------------------------------------------------------------
                                                                           Gross           Gross         Estimated
                                                         Amortized       unrealized     unrealized         fair
                                                            cost           gains          losses           value
                                                       --------------- --------------- --------------  --------------
Available-for-sale:
    United States government and agency obligations maturing:
        Within one year                              $     22,990,625          11,577       (290,936)     22,711,266
        After one year but within five years                5,000,000              --             --       5,000,000
        After five years but within ten years                      --              --             --              --
        After ten years                                    10,584,257              --        (89,771)     10,494,486
                                                       --------------- --------------- --------------  --------------

             Total United States government
               and agency obligations                      38,574,882          11,577       (380,707)     38,205,752
                                                       --------------- --------------- --------------  --------------

State and municipal obligations maturing:
    Within one year                                           340,000             930             --         340,930
    After one year but within five years                      630,000          12,590             --         642,590
    After five years but within ten years                     500,000              --        (10,510)        489,490
                                                       --------------- --------------- --------------  --------------

             Total state and municipal
               obligations                                  1,470,000          13,520        (10,510)      1,473,010
                                                       --------------- --------------- --------------  --------------

Equity securities                                           4,965,269              --       (124,838)      4,840,431
                                                       --------------- --------------- --------------  --------------

                                                     $     45,010,151          25,097       (516,055)     44,519,193
                                                       =============== =============== ==============  ==============

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



        Proceeds from the sales of investment securities for the years ended March 31, 2000, 1999, and 1998 totaled $1,005,400, $18,341,167, and
        $4,084,772, respectively, and resulted in gross realized gains of $5,400, $449,795, and $31,433 in 2000, 1999, and 1998, respectively.

        At March 31, 2000 and 1999, investment securities with a fair value of approximately $4,666,000 and $3,328,000, respectively, were pledged to secure public funds on deposit.

  (3)   Mortgage-backed Securities

        Mortgage-backed securities at March 31, 2000 and 1999 are summarized as follows:

                                                                          March 31, 2000
                                                   ---------------------------------------------------------------
                                                                       Gross           Gross         Estimated
                                                     Amortized       unrealized      unrealized         fair
                                                        cost           gains           losses          value
                                                   --------------- --------------- --------------- ---------------
Pass-through certificates guaranteed
    by Government National
    Mortgage Association (GNMA)                  $      2,079,391           5,251         (31,383)      2,053,259
Federal Home Loan Mortgage
    Corporation (FHLMC) participation
    certificates                                        4,125,656          13,260         (71,078)      4,067,838
Federal National Mortgage Association
    (FNMA) participation certificates                   5,871,963               6        (187,367)      5,684,602
                                                   --------------- --------------- --------------- ---------------

                                                 $     12,077,010          18,517        (289,828)     11,805,699
                                                   =============== =============== =============== ===============

                                                                           March 31, 1999
                                                   ---------------------------------------------------------------
                                                                       Gross           Gross         Estimated
                                                     Amortized       unrealized      unrealized         fair
                                                        cost           gains           losses          value
                                                   --------------- --------------- --------------- ---------------


Pass-through certificates guaranteed
    by GNMA                                      $      1,109,675          11,120          (2,214)      1,118,581
FHLMC participation certificates                        4,220,822           5,878         (68,620)      4,158,080
FNMA participation certificates                         7,388,420           5,195         (85,857)      7,307,758
                                                   --------------- --------------- --------------- ---------------

                                                 $     12,718,917          22,193        (156,691)     12,584,419
                                                   =============== =============== =============== ===============


        Proceeds from the sales of mortgage-backed securities for the years ended March 31, 2000 and 1999 totaled $363,166 and $2,768,669, respectively, and resulted in gross realized gains of $4,539 and $29,145 in 2000 and 1999, respectively, and gross realized losses of $2,775 in 2000.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



  (4)   Loans Receivable

        Loans receivable at March 31, 2000 and 1999 are summarized as follows:

                                               2000            1999
                                         ---------------  --------------

Real estate:
    One to four family                 $     60,674,965      54,122,490
    Five or more                                498,943         479,473
    Nonresidential                            1,387,443       1,432,875
    Land                                      3,304,131       3,048,016
    Commercial                                1,099,063       1,118,098
    Construction                              3,214,029       2,380,400
Consumer                                     10,191,518       8,569,463
Commercial                                      796,000         781,000
                                         ---------------  --------------

                                             81,166,092      71,931,815

Loans in process                             (2,909,681)     (2,194,823)
Discounts and deferred loan
    origination fees, net of cost               107,206          79,104
Allowance for loan losses                      (304,422)       (311,196)
                                         ---------------  --------------

             Net loans receivable      $     78,059,195      69,504,900
                                         ===============  ==============


        The Bank evaluates each customer's creditworthiness on a case-by-case basis. Residential loans with a loan-to-value ratio exceeding 80% are required to have private mortgage insurance or to pledge savings account balances or additional collateral. The Bank's principal lending areas are agricultural-based rural communities northeast of Kansas City, Missouri.

        The Bank  makes  contractual  commitments  to  extend  credit  which are subject to the Bank's credit monitoring procedures. At March 31, 2000 and 1999, the Bank was committed to originate loans aggregating approximately $828,000 and $2,241,000, respectively. Fixed loan commitments approximated $342,000 with interest rates ranging from 8.5% to 9.0% at March 31, 2000 and $2,241,000 with interest rates ranging from 6.75% to 8.0% at March 31, 1999. There were no commitments to buy loans at March 31, 2000.

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



        The Company had loans to directors and officers at March 31, 2000 and 1999 which carry terms similar to those for other loans. A summary of such loans is as follows:

                                                 2000         1999
                                             -----------  ------------

        Balance at beginning of year       $    295,000       291,000
        New loans                               266,000       259,000
        Payments                                (37,000)     (255,000)
                                             -----------  ------------

        Balance at end of year             $    524,000       295,000
                                             ===========  ============


        Activity in the allowance for loan losses for the years ended March 31, 2000, 1999, and 1998 is as follows:

                                           2000          1999        1998
                                       ------------  ----------- -----------

   Balance at beginning of year      $     311,196      247,710     158,276
   Provision for loan losses                 1,297       65,973      93,671
   Charge-offs                              (8,071)      (2,487)     (4,237)
                                       ------------  ----------- -----------

   Balance at end of year            $     304,422      311,196     247,710
                                       ============  =========== ===========


        Nonaccrual loans at March 31, 2000 and 1999 aggregated approximately $237,000 and $231,000, respectively.

  (5)   Premises and Equipment

        Premises and equipment consist of the following at March 31, 2000 and 1999:

                                                   2000           1999
                                            -------------  -------------

        Land                              $      195,114        159,779
        Building                               1,511,052      1,503,251
        Leasehold improvements                    34,170         34,170
        Furniture and fixtures                   974,746        921,737
        Automobile                                13,300         11,800
                                            -------------  -------------

                                               2,728,382      2,630,737

        Less accumulated depreciation            950,471        798,426
                                            -------------  -------------

             Premises and
               equipment, net             $    1,777,911      1,832,311
                                           =============   =============


                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



  (6)   Deposits

        Deposits at March 31, 2000 and 1999 are summarized as follows:

                                                                          2000                                 1999
                                             Stated          -----------------------------        -----------------------------
                                              rate              Amount          Percent              Amount          Percent
                                        -----------------    --------------    -----------        --------------    -----------
        Balance by interest rate:
           Commercial                              0.00%   $     2,652,869              3 %     $     1,918,980              2 %
           NOW accounts                       1.75-2.25%         8,782,434             10             6,852,307              8
           Money market demand
             accounts                         2.75-3.50%         7,033,360              8             6,583,405              8
           Savings accounts                        2.00%         4,402,212              5             3,804,878              5
                                                             --------------    -----------        --------------    -----------

                                                                22,870,875             26            19,159,570             23
                                                             --------------    -----------        --------------    -----------

           Certificate accounts               0.00-2.99%            50,000             --                    --             --
                                              3.00-3.99%            32,446             --                49,133             --
                                              4.00-4.99%        18,352,426             21            12,805,257             15
                                              5.00-5.99%        32,879,486             38            40,780,548             49
                                              6.00-6.99%        12,375,127             14             9,631,651             12
                                              7.00-7.99%                --             --               895,707              1
                                            8.00% and up             5,005             --                 5,005             --
                                                             --------------    -----------        --------------    -----------

                                                                63,694,490             73            64,167,301             77
                                                             --------------    -----------        --------------    -----------

                                                           $    86,565,365            100 %     $    83,326,871            100 %
                                                             ==============    ===========        ==============    ===========

        Weighted average interest rate
           on deposits at March 31                                    4.45 %                               4.56
                                                             ==============                       ==============

        A summary of contractual maturity dates for certificate accounts at March 31, 2000 is as follows:

                                              Amount          Percent
                                          ---------------    ---------
          Contractual maturity of certificate accounts:
                Under 12 months         $     41,670,716           65 %
                12 to 24 months               16,338,134           26
                24 to 36 months                3,223,485            5
                36 to 48 months                2,295,360            4
                48 to 60 months                  146,252            0
                Over 60 months                    20,543            0
                                          ---------------  -----------
                                        $     63,694,490          100 %
                                          ===============  ===========

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


        The components of interest expense on deposits for the years ended March 31, 2000, 1999, and 1998 are as follows:

                                       2000           1999           1998
                                   -------------  -------------   ------------

  NOW, savings, Super NOW,
      and money market demand    $      463,580        425,006        329,197
  Certificates of deposit             3,295,851      3,453,465      3,488,290
                                   -------------  -------------   ------------

                                 $    3,759,431      3,878,471      3,817,487
                                   =============  =============   ============


        At March 31, 2000 and 1999, certificate accounts of $100,000 or greater totaled $10,811,000 and $8,381,000, respectively.

  (7)   FHLB Advances

        The Company had the following debt outstanding from the FHLB of Des Moines at March 31, 2000 and 1999:

                                                                                2000            1999
                                                                          ---------------  --------------
       $4,000,000 advance, interest at 6.09%, due October 2000             $   4,000,000              --
       $10,000,000 advance, callable beginning on January 23, 2003,
           interest at 5.42%, due January 2008                                10,000,000      10,000,000
       $5,000,000 advance, interest at 4.99%, due September 2008               5,000,000       5,000,000
       $2,300,000 advance, interest at 5.43%, due October 2009                 2,300,000              --
       $5,000,000 advance, interest at 5.77%, due January 2010                 5,000,000              --
       $5,000,000 federal funds advance, interest at 6.63%, due
           December 2000                                                       5,000,000              --
       $7,000,000 federal funds advance, interest at 6.53%, due
           December 2000                                                       7,000,000              --
       Advances outstanding at March 31, 1999; refinanced in 2000                     --      25,000,000
                                                                          ---------------  --------------
                                                                           $  38,300,000      40,000,000
                                                                          ===============  ==============

       The advances from the FHLB are collateralized by first mortgage loans and investment securities.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



        Scheduled maturities of FHLB advances are as follows:

                                   Year ending
                                   March 31,             Amount
                                --------------      --------------

                                    2000          $    16,000,000
                                    2008               15,000,000
                                    2009                2,300,000
                                    2010                5,000,000
                                                    --------------

                                                  $    38,300,000
                                                    ==============

  (8)   Income Taxes

        The components of income tax expense from operations are as follows:

                                            Federal       State        Total
                                          -----------   ---------   -----------

          Year ended March 31, 2000:
              Current                   $    650,580      71,000       721,580
              Deferred                       (30,000)     (3,000)      (33,000)
                                          -----------   ---------   -----------

                                        $    620,580      68,000       688,580
                                          ===========   =========   ===========

          Year ended March 31, 1999:
              Current                   $    545,881      84,770       630,651
              Deferred                       (26,000)     (4,000)      (30,000)
                                          -----------   ---------   -----------

                                        $    519,881      80,770       600,651
                                          ===========   =========   ===========

          Year ended March 31, 1998:
              Current                   $    452,847      68,000       520,847
              Deferred                       (19,000)     (3,000)      (22,000)
                                          -----------   ---------   -----------

                                        $    433,847      65,000       498,847
                                          ===========   =========   ===========


        In addition, during the years ended March 31, 2000, 1999, and 1998, the Company recorded deferred income tax expense (benefits) of approximately $(595,000), $231,000, and $58,000, respectively, related to unrealized gains (losses) on investment securities available-for-sale.

                                                                     (Continued)

                     HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



The reasons for the difference between the effective tax rates and the expected federal income tax rate of 34% are as follows:

                                                  Percent of earnings
                                                    before income tax
                                                         expense
                                           --------------------------------
                                            2000         1999       1998
                                           --------     -------   ---------

 Expected federal income tax rate             34.0 %      34.0        34.0
 Items affecting income tax rate:
  Municipal interest                          (1.0)       (1.0)         --
  State taxes, net of federal tax benefit      2.3         3.0         2.0
  Other                                       (0.2)       (0.1)         .5
                                           --------     -------   ---------

           Effective tax rate                 35.1 %      35.9        36.5
                                           ========     =======   =========



The tax effects of temporary differences which give rise to a significant portion of deferred tax assets and liabilities at March 31, 2000 and 1999 are as follows:

                                                           2000               1999
                                                    ----------------   ----------------
Unrealized loss on available-for-sale securities   $       826,000             231,000
Allowance for loan losses                                  104,000             131,000
Accrued compensation                                       192,000             150,000
Other                                                       25,000              29,000
                                                     --------------    ----------------

                    Deferred tax assets                  1,147,000             541,000
                                                     --------------    ----------------

FHLB dividends                                              33,000              33,000
Tax bad debt reserve in excess of base year                 96,000             108,000
Fixed asset basis difference                                90,000              93,000
Core deposit premium                                        13,000              15,000
Accrued interest on loans originated prior to
     September 25, 1985                                      2,000               4,000
Loan origination fees                                       77,000              75,000
Other                                                       20,000              25,000
                                                     --------------    ----------------

                    Deferred tax liabilities               331,000             353,000
                                                     --------------    ----------------

                    Net deferred tax assets        $       816,000             188,000
                                                     ==============    ================


        There was no valuation allowance for deferred tax assets at March 31, 2000 or 1999. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

                                                                     (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


        Prior to 1996, savings institutions that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed to deduct, within limitations, a bad debt deduction under either of two alternative methods: (i) a deduction based on a percentage of taxable income (most recently 8%), or (ii) a deduction based upon actual loan loss experience (the Experience Method). The Small Business Job Protection Act (the Act) repealed the bad debt deduction based on a percentage of taxable income effective for taxable years beginning after December 31, 1995. The Company, therefore, will be limited to the use of the bad debt deduction computed under the Experience Method for its year ended March 31, 1997. The Company's base year tax bad debt reserve balance of approximately $1.6 million as of March 31, 1999 and 1998 will, in future years, be subject to recapture in whole or in part upon the occurrence of certain events, such as a distribution to stockholders in excess of the Company's current and accumulated earnings and profits, a redemption of shares, or upon a partial or complete liquidation of the Company. The Company does not intend to make distributions to stockholders that would result in recapture of any portion of its base year bad debt reserve. Since management intends to use the reserve only for the purpose for which it was intended, a deferred tax liability of approximately $550,000 has not been recorded.

  (9)   Benefit Plans

        Qualified employees of the Company and Bank participate in an Employee Stock Ownership Plan (the ESOP). In connection with the conversion to a federally chartered stock savings bank in 1995, the ESOP borrowed from the Company, the proceeds of which were used to acquire 84,640 shares of the Company's common stock. Contributions from the Company and the Bank, along with dividends on unallocated shares of common stock, are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. On March 31, 2000, 1999, and 1998, the Company allocated 11,714 shares, 11,309 shares, and 11,852 shares, respectively, to participants. The fair value of allocated shares charged to compensation and benefits expense in 2000, 1999, and 1998 was approximately $184,000, $200,000, and $199,000, respectively. The fair value of the remaining unallocated shares of 28,805 at March 31, 2000 aggregated approximately $413,000.

        The Bank's employees participate in the Financial Institutions Retirement Fund, a noncontributory, multiemployer, defined benefit pension plan which covers all eligible employees with one or more years of continuous service. The Bank's policy is to fund pension costs as necessary. Since April 1, 1997, the Bank's defined benefit pension plan has been fully funded. Effective February 1, 2000, the Bank withdrew from the plan.

        The Bank has supplemental retirement plans for officers and directors. Under the Directors' Plan, members forfeit their first five years of directors' fees to enter into the plan and will receive monthly payments for a ten-year period beginning at the time the member turns sixty-five. Under the Officers' Plan, two officers, after completing a predetermined service period, will receive benefit payments beginning at age sixty-five for a term of ten years. Expense under the plans for the years ended March 31, 2000, 1999, and 1998 amounted to approximately $102,000, $104,000, and $111,000, respectively. The Bank has purchased life insurance policies to fund its obligations under the plans.

                                                                     (Continued)

                    HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


        The Board of Directors  has adopted a  recognition  and  retention  plan
        (RRP). Under the RRP, common stock aggregating 42,320 shares may be awarded to certain officers and directors of the Company and the Bank. The awards do not require any payment by the recipients and vest over five years. On April 16, 1996, January 1, 1998, and January 1, 2000, the Company awarded 35,972, 3,000, and 4,348 shares, respectively, to participants. During fiscal year 1999, 1,000 of the 3,000 shares were forfeited and were then allocated during fiscal year 2000. The corresponding charge to compensation and benefits expense was $96,932, $88,806, and $86,453 in 2000, 1999, and 1998, respectively.

(10)    Stock Options

        The Company has a stock option plan under which options to acquire 105,800 shares of the Company's common stock may be granted to certain officers, directors, and employees of the Company or the Bank. The options enable the recipient to purchase stock at an exercise price equal to the fair market value of the stock at the date of the grant. On April 16, 1996, the Company granted options for 89,930 shares for $11.50 per share. On January 1, 1998, the Company granted options for 8,500 shares for $17.50 per share. Options to purchase 1,500 shares were forfeited in fiscal year 1999. On January 1, 2000, the Company granted options for 4,348 shares for $14.00 per share. The options will vest over the five years following the date of grant and are exercisable for up to ten years.

        On  January  1,  1996,  the  Company  adopted   Statement  of  Financial
        Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to disclose pro forma net income and income per share as if the fair value-based method defined in SFAS No. 123 had been applied, while continuing to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, under which compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

        The Company has elected to apply the recognition provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. Had compensation expense for the Company's incentive and nonstatutory stock options been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by approximately $25,000, or $.04 per share, in 2000; $41,000, or $.05 per share, in 1999; and $56,000, or $.07 per share, in
        1998.

                                                                     (Continued)

                    HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998



        Following is a summary of the fair values of options granted in 2000 and 1998 using the Black-Scholes option-pricing model:

                                             2000                 1998
                                       -------------       --------------

   Fair value at grant date          $         4.39                 4.82
   Assumptions:
     Dividend yield                            5.00 %               2.44
     Volatility                               36.34 %              14.33
     Risk-free interest rate                   6.00 %               6.20
     Expected life                         10 years             10 years
                                       =============       ==============


        Pro forma net earnings reflect only options granted and vested in fiscal 2000, 1999, and 1998. Therefore, the full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amount presented above because compensation expense is reflected over the options' vesting period.

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

                                                                     (Continued)

                    HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based capital, as defined in the regulations, to risk-weighted assets, as defined, and of tangible and core capital, as defined, to total assets, as defined. Management believes, as of March 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject. To be categorized as well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum total risk-based, leverage risk-based, tangible, and core capital ratios as set forth in the table:

                                                                                                     Total           Leverage
                                                                                                     risk-             risk-
                                                             Tangible             Core              based             based
                                                              capital            capital            capital           capital
                                                          --------------     --------------      -------------    --------------
Equity                                                  $    11,708,000         11,708,000         11,708,000        11,708,000
Adjustments to capital:
     Allowance for loan losses                                       --                 --            304,000                --
     Unrealized loss on available-for-sale
         securities, net                                      1,478,000          1,478,000          1,478,000         1,478,000
                                                          --------------     --------------      -------------    --------------

                    Regulatory capital - computed            13,186,000         13,186,000         13,490,000        13,186,000

Minimum capital requirement for capital
     adequacy purposes                                        2,096,000          5,590,000          5,792,000         5,590,000
                                                          --------------     --------------      -------------    --------------

                    Regulatory minimum capital -
                        excess                          $    11,090,000          7,596,000          7,698,000         7,596,000
                                                          ==============     ==============      =============    ==============

To be well-capitalized for prompt corrective
     action provisions                                  $            --          6,846,000          6,159,000         8,215,000
                                                          ==============     ==============      =============    ==============

To be well-capitalized capital - excess                 $            --          6,340,000          7,328,000         4,971,000
                                                          ==============     ==============      =============    ==============

Minimum capital requirement - percent                               1.5 %              4.0                8.0               4.0
                                                          ==============     ==============      =============    ==============

To be well-capitalized for prompt corrective
     action provisions capital requirement -
     percent                                                                           5.0 %             10.0               6.0
                                                                             ==============      =============    ==============

Bank capital - parent                                              9.43 %             9.43              18.63             18.21
                                                          ==============     ==============      =============    ==============

                                                                     (Continued)

                    HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


(13)    Fair Value of Financial Instruments

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of estimated fair value for financial instruments held by the Company. Fair value estimates of the Company's financial instruments as of March 31, 2000 and 1999, including methods and assumptions utilized, are set forth below:

                                                                 2000                                       1999
                                               -----------------------------------------    ---------------------------------------
                                                     Carrying             Estimated             Carrying             Estimated
                                                      amount              fair value             amount              fair value
                                               -------------------    ------------------    -----------------    ------------------

Investment securities                        $         37,793,223            37,793,000           44,519,193            44,519,000
                                               ===================    ==================    =================    ==================

Mortgage-backed securities                   $         11,805,699            11,806,000           12,584,419            12,584,000
                                               ===================    ==================    =================    ==================

Loans, net of unearned fees and
     allowance for loan losses               $         78,059,195            78,301,000           69,504,900            71,968,000
                                               ===================    ==================    =================    ==================

Noninterest bearing demand deposit           $          2,652,869             2,653,000            1,918,980             1,919,000
Money market and NOW deposits                          15,815,794            15,816,000           13,435,712            13,436,000
Savings accounts                                        4,402,212             4,402,000            3,804,878             3,805,000
Certificate accounts                                   63,694,490            63,857,000           64,167,301            64,515,000
                                               -------------------    ------------------    -----------------    ------------------

                    Total deposits           $         86,565,365            86,728,000           83,326,871            83,675,000
                                               ===================    ==================    =================    ==================


        Methods and Assumptions Utilized

        The carrying amount of cash and cash equivalents and accrued interest receivable and payable are considered to be approximate fair value based on the short-term nature of these items. The advances on the FHLB line of credit are considered to approximate fair value based on the contractual rates approximating the rates currently available to the Company.

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

                                                                     (Continued)

                    HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


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

                                                                     (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998


(14)    Parent Company Condensed Financial Statements

                            Condensed Balance Sheets
                             March 31, 2000 and 1999

     Assets                                                                   2000                 1999
                                                                       ------------------    -----------------

Interest-bearing deposits                                            $           687,169              495,489
Loans receivable                                                                 299,002              416,140
Investment in subsidiary                                                      11,708,252           11,905,108
Other                                                                             39,301               39,305
                                                                       ------------------    -----------------

                 Total assets                                        $        12,733,724           12,856,042
                                                                       ==================    =================

                      Liabilities and Stockholders' Equity

Accrued expenses and other liabilities                               $           307,447              296,501
Stockholders' equity                                                          12,426,277           12,559,541
                                                                       ------------------    -----------------

                 Total liabilities and stockholders' equity          $        12,733,724           12,856,042
                                                                       ==================    =================

                        Condensed Statements of Earnings
                       Years ended March 31, 2000 and 1999

                                                                              2000                 1999
                                                                       ------------------    -----------------

Interest income                                                      $            63,317               76,706
Other expense, net                                                              (224,938)            (233,480)
                                                                       ------------------    -----------------

                 Loss before equity in undistributed earnings
                   of subsidiary                                                (161,621)            (156,774)

Increase in undistributed equity of subsidiary                                 1,372,851            1,170,192
                                                                       ------------------    -----------------

                 Earnings before income taxes                                  1,211,230            1,013,418

Income tax benefit                                                               (60,393)             (59,934)
                                                                       ------------------    -----------------

                 Net earnings                                        $         1,271,623            1,073,352
                                                                       ==================    =================

                                                                     (Continued)

                      HARDIN BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                         March 31, 2000, 1999, and 1998

                       Condensed Statements of Cash Flows
                       Years ended March 31, 2000 and 1999

                                                                              2000             1999
                                                                        --------------   --------------
Cash flows from operating activities:
     Net earnings                                                       $    1,271,623        1,073,352
     Increase in undistributed equity of subsidiary                         (1,372,851)      (1,170,192)
     Amortization of deferred RRP                                               96,932           88,806
     Other                                                                      (3,126)         130,756
                                                                        ---------------   --------------

                 Net cash provided by (used in) operating activities            (7,422)         122,722
                                                                        ---------------   --------------

Cash flows from investing activities - net decrease
     in loans receivable                                                       117,138          115,492
                                                                        ---------------   --------------

Cash flows from financing activities:
     Dividends from subsidiary                                                 670,192        1,368,574
     Payment of dividends                                                     (541,103)        (433,059)
     Purchase of treasury stock                                                (47,125)      (1,526,483)
                                                                        ---------------   --------------

                 Net cash provided by (used in) financing activities            81,964         (590,968)
                                                                        ---------------   --------------

                 Net increase (decrease) in cash                               191,680         (352,754)

Cash at beginning of year                                                      495,489          848,243
                                                                        ---------------   --------------

Cash at end of year                                                     $      687,169          495,489
                                                                        ===============   ==============

Noncash investing and financing activities - dividend
     declared and payable                                               $      146,331          132,256
                                                                        ===============   ==============

                              HARDIN BANCORP, INC.
                              -------------------
                             STOCKHOLDER INFORMATION
                             -----------------------
Annual Meeting

The Annual Meeting of Stockholders will be held at 1:00 p.m., Hardin, Missouri time on July 27, 2000, at the Hardin United Methodist Church Fellowship Hall, located at 101 Northeast First Street, Hardin, Missouri, 64035.

Stock Listing

Hardin Bancorp, Inc. common stock is traded on the National Association of Securities Dealers, Inc., Small Cap Market under the symbol "HFSA."

Price Range of Common Stock

The per share price range of the common stock and the dividends declared for each quarter during the past two fiscal years is set forth below. These quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions.


            FISCAL 1999             HIGH            LOW             DIVIDENDS
            -----------             ----            ---             ---------
            First Quarter           $19.63          $18.75          $.14
            Second Quarter          $19.25          $16.13          $.15
            Third Quarter           $20.50          $14.25          $.16
            Fourth Quarter          $18.13          $16.38          $.18


            FISCAL 2000             HIGH            LOW             DIVIDENDS
            -----------             ----            ---             ---------
            First Quarter           $17.50          $15.25          $.20
            Second Quarter          $17.50          $15.63          $.20
            Third Quarter           $16.50          $15.00          $.20
            Fourth Quarter          $15.50          $13.00          $.20

A $.20 per share dividend was declared by the Board of Directors on March 16, 2000, payable April 21, 2000, to stockholders of record on April 7, 2000. The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System.

At March 31, 2000, there were 1,058,000 shares issued and 731,453 shares outstanding of Hardin Bancorp, Inc. (HFSA) common stock (including unallocated ESOP shares) and there were approximately 600 registered holders of record.

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

Annual and Other Reports
------------------------

A copy of Hardin Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended March 31, 2000, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Robert W. King, President and Chief Executive Officer, Hardin Bancorp, Inc., 201 Northeast Elm Street, Hardin, Missouri 64035

                              HARDIN BANCORP, INC.
                              -------------------
                              CORPORATE INFORMATION
                              ---------------------
Company and Bank Addresses
--------------------------
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

Board of Directors

Ivan Hogan
      Chairman of Hardin Bancorp, Inc. and       David D. Lodwick
      Hardin Federal Savings Bank                   Attorney at Law
      and Retired Chief Executive Officer
      of Hardin Federal Savings Bank             W. Levan Thurman
                                                    Retired Funeral Director
Robert W. King
      President and Chief Executive Officer      David Hatfield
      of Hardin Bancorp, Inc, and                   Farmer and Part-time Broker
      Hardin Federal Savings Bank

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

================================================================================

                              HARDIN BANCORP, INC.


                              Holding Company for


                          Hardin Federal Savings Bank

                              2000 Annual Report

================================================================================

                                                         [Graphic of     HFSA
                                                           a Globe]   ----------
                                                                        NASDAQ
                                                                      ----------
                                                                      Listed/TM/